FRIEDMAN BILLINGS RAMSEY



INVESTMENT BANKING • INSTITUTIONAL BROKERAGE • RESEARCH • ASSET MANAGEMENT • PRIVATE CLIENT SERVICES • MERCHANT BANKING

FBR

2003 ANNUAL REPORT

ANKING TRANSACTIONS 2003

AND ACQUISITION AND ADVISORY ASSIGNMENTS, WITH AN AGGREGATE VALUE OF $8.9 BILLION.** THIRTY-FIVE TRANSACTIONS, VALUED AT $6.5 BILLION, WERE EITHER SOLE OR LEAD MANAGED, AND FBR WAS THE THIRD RANKED UNDERWRITER OF INITIAL PUBLIC OFFERINGS.† THESE STATISTICS GIVE TESTIMONY TO THE STRENGTH AND BREADTH OF FBR'S ORIGINATION, STRUCTURING AND DISTRIBUTION CAPABILITIES.

FEBRUARY 24, 2003
Progress Energy
HAS ACQUIRED OIL AND GAS ASSETS FROM
"Private Company B"

MARCH 5, 2003
$500,000,000
Sovereign Bancorp
5.165% SUBORDINATED NOTES DUE 2013
Co-Manager

MARCH 14, 2003
Pacific Business Bank
HAS BEEN ACQUIRED BY
East West Bancorp Inc.

MARCH 21, 2003
CAPITAL CROSSING BANK
BRANCH SALE TO
Century Bank and Trust Company

MARCH 31, 2003
ceres group, inc.
HAS SOLD ITS SUBSIDIARY PYRAMID LIFE INSURANCE COMPANY TO
Universal American Financial Corp

MAY 5, 2003
$27,312,500
atlas pipeline partners
SECONDARY OFFERING
Sole Book-Running Manager

MAY 8, 2003
$62,427,750
Anworth Mortgage Asset Corporation
SECONDARY OFFERING
Sole Book-Running Manager

MAY 21, 2003
$57,500,000
Anthracite Capital, Inc.
CUMULATIVE PREFERRED
Co-Manager

JUNE 5, 2003
$172,072,097
Luminent
144A EQUITY PRIVATE PLACEMENT
Sole Book-Running Manager

JUNE 10, 2003
$79,000,000
Lexington Corporate Properties
CUMULATIVE PREFERRED
Co-Manager

JULY 17, 2003
$15,000,000
Isotechnika inc.
P.I.P.E.
Co-Manager

JULY 23, 2003
$212,590,243
IASG Integrated Alarm Services Group, Inc
INITIAL PUBLIC OFFERING
Sole Book-Running Manager

AUGUST 4, 2003
$112,124,996
DIGITAS
SECONDARY OFFERING
Co-Lead Manager

AUGUST 4, 2003
$45,942,500
Agree Realty Corporation
SECONDARY OFFERING
Sole Book-Running Manager

AUGUST 5, 2003
$56,350,000
MFA Mortgage Investment, Inc.
SECONDARY OFFERING
Sole Book-Running Manager

AUGUST 25, 2003
$218,003,629
ASHFORD HOSPITALITY TRUST
INITIAL PUBLIC OFFERING
Sole Book-Running Manager

SEPTEMBER 2003
atlas pipeline partners
Financial Advisor

SEPTEMBER 4, 2003
$545,262,260
QUANTA
144A EQUITY PRIVATE PLACEMENT
Sole Book-Running Manager

SEPTEMBER 15, 2003
$32,000,000
RWD Technologies
GOING PRIVATE
Financial Advisor

SEPTEMBER 17, 2003
$447,282,000
CONSOL ENERGY
PRIVATE PLACEMENT
Sole Book-Running Manager

OCTOBER 13, 2003
$52,500,000
ACUSPHERE
INITIAL PUBLIC OFFERING
Co-Manager

OCTOBER 13, 2003
$26,470,125
PACIFIC PREMIER BANCORP, INC.
SECONDARY OFFERING
Sole Book-Running Manager

OCTOBER 22, 2003
$68,163,750
One Liberty Properties, Inc.
SECONDARY OFFERING
Sole Book-Running Manager

OCTOBER 22, 2003
$52,325,000
RAIT Investment Trust
SECONDARY OFFERING
Sole Book-Running Manager

OCTOBER 31, 2003
$100,000,000
Saul Centers
PREFERRED STOCK
Sole Book-Running Manager

NOVEMBER 25, 2003
$97,750,000
open solutions
INITIAL PUBLIC OFFERING
Co-Manager

DECEMBER 2003
Franklin Bank
HAS AGREED TO ACQUIRE
Jacksonville Bancorp and Lost Pines Bancshares, Inc.

DECEMBER 3, 2003
American Home Mortgage
HAS ACQUIRED
Apex Capital Mortgage Inc.

DECEMBER 8, 2003
$99,650,000
CMET Finance Holdings LLC
144A EQUITY PRIVATE PLACEMENT
Sole Book-Running Manager

DECEMBER 11, 2003
$52,997,500
NY Magic, Inc.
SECONDARY OFFERING
Co-Manager

DECEMBER 18, 2003
$64,141,250
MODEM MEDIA
SECONDARY OFFERING
Co-Manager

DECEMBER 19, 2003
$170,430,000
Luminent
INITIAL PUBLIC OFFERING
Sole Book-Running Manager

DECEMBER 23, 2003
Addington Exploration, LLC
HAS SOLD OIL AND GAS ASSETS TO
PetroQuest Energy, Inc.

DECEMBER 24, 2003
American Manufacturers Mutual
Financial Advisor

DECEMBER 30, 2003
[redacted]ramont
CUMULATIVE PREFERRED
Financial Advisor

Source: Dealogic. Relates to total dollar amount, with over allotment, of all U.S. IPOs priced between /1/03 and 12/31/03, with full credit to all bookrunners, excluding closed-end funds.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

FBR FOCUSES ON EIGHT INDUSTRY SECTORS IN WHICH WE HAVE DEVELOPED IN-DEPTH EXPERTISE. IN 2003, OUR RECORD OF GROWTH AND PERFORMANCE WAS OUTSTANDING. WE WERE, FOR ONE-, THREE- AND FIVE-YEAR PERIODS, ONCE AGAIN THIS YEAR THE NUMBER ONE RANKED FIRM IN TERMS OF THE AFTER-MARKET PERFORMANCE OF THE INITIAL AND SECONDARY PUBLIC OFFERINGS WE HAVE BROUGHT TO MARKET AS LEAD MANAGER.* DURING 2003, FBR ENGAGED IN 70 TRANSACTIONS, INCLUDING 21 MERGER

JANUARY 3, 2003 FINANCIAL 2ND STEP CONVERSION **Sole Placement Agent**	JANUARY 15, 2003 CRIIMI MAE **Financial Advisor**	FEBRUARY 4, 2003 **$41,746,143** RAIT Investment Trust SECONDARY OFFERING **Sole Book-Running Manager**	FEBRUARY 14, 2003 **$84,460,000** ACCREDITED HOME LENDERS INITIAL PUBLIC OFFERING **Sole Book-Running Manager**	FEBRUARY 24, 2003 Progress Energy HAS ACQUIRED OIL AND GAS ASSETS FROM **"Private Company A"**
APRIL 2003 **Trapeza III & IV** **Referral Agent**	APRIL 22, 2003 **$70,265,000** cars Capital Automotive REIT SECONDARY OFFERING **Co-Lead Manager**	APRIL 29, 2003 **$71,415,000** MFA MORTGAGE INVESTMENT, INC. SECONDARY OFFERING **Co-Manager**	APRIL 29, 2003 **$12,960,000** DELTA SECONDARY OFFERING **Co-Manager**	MAY 2003 **"Automobile Finance Company"** **[Name Confidential]** **Financial Advisor**
JUNE 24, 2003 **$804,281,250** AMERICAN FINANCIAL REALTY TRUST INITIAL PUBLIC OFFERING **Joint Book-Running Manager**	JUNE 25, 2003 **$110,000,000** NEKTAR CONVERTIBLE DEBT **Co-Manager**	JULY 3, 2003 Bank Atlantic BANCORP **Financial Advisor**	JULY 10, 2003 **$79,062,500** EQUITY INNS PREFERRED STOCK **Sole Book-Running Manager**	JULY 16, 2003 Alliance Bancorp of New England HAS AGREED TO BE ACQUIRED BY **New Haven Savings Bank**
AUGUST 7, 2003 EAGLEBANK SECONDARY OFFERING **Financial Advisor**	AUGUST 13, 2003 **$77,165,000** LIONBRIDGE SECONDARY OFFERING **Sole Book-Running Manager**	AUGUST 13, 2003 **$57,557,500** **Anworth Mortgage Asset Corporation** SECONDARY OFFERING **Sole Book-Running Manager**	AUGUST 14, 2003 **$25,000,000** Maracay Homes flex design. SENIOR SUBORDINATED NOTES **Sole Book-Running Manager**	AUGUST 20, 2003 **$115,862,500** MCG CAPITAL CORPORATION SECONDARY OFFERING **Sole Book-Running Manager**
SEPTEMBER 19, 2003 **$54,639,375** WINSTON HOTELS INC. SECONDARY OFFERING **Sole Book-Running Manager**	SEPTEMBER 25, 2003 **$124,935,403** CHEVY CHASE BANK 8% NON-CUMULATIVE PERPETUAL PREFERRED STOCK **Sole Book-Running Manager**	SEPTEMBER 26, 2003 **$306,900,000** **Dekania** COLLATERALIZED DEBT OBLIGATION **Co-Placement Agent**	OCTOBER 1, 2003 **$130,611,250** Navigant SECONDARY OFFERING **Co-Lead Manager**	OCTOBER 2, 2003 **$499,667,466** CONSOL ENERGY PRIVATE PLACEMENT **Sole Book-Running Manager**
NOVEMBER 2003 AMERICA FIRST MORTGAGE INVESTMENTS, INC. **Apartment Investors** **Financial Advisor**	NOVEMBER 6, 2003 **$100,000,000** STFC State Auto Financial Corporation SENIOR NOTES **Co-Manager**	NOVEMBER 14, 2003 **$703,486,000** FIELDSTONE INVESTMENT CORPORATION PRIVATE PLACEMENT **Sole Book-Running Manager**	NOVEMBER 24, 2003 **$175,000,000** CHEVY CHASE BANK 6 7/8% SUBORDINATED NOTES DUE 2013 **Sole Book-Running Manager**	NOVEMBER 24, 2003 **$98,750,000** cars Capital Automotive REIT PREFERRED STOCK **Co-Manager**
DECEMBER 15, 2003 **$10,000,000** website pros PRIVATE PLACEMENT **Sole Manager**	DECEMBER 16, 2003 **$1,000,000,000** BB&T 5.20% SUBORDINATED NOTES DUE 2015 **Co-Manager**	DECEMBER 16, 2003 **$344,965,934** HH **Highland Hospitality** INITIAL PUBLIC OFFERING **Sole Book-Running Manager**	DECEMBER 16, 2003 **$129,375,000** FALCON FINANCIAL INITIAL PUBLIC OFFERING **Sole Book-Running Manager**	DECEMBER 18, 2003 **$154,214,982** Franklin Bank INITIAL PUBLIC OFFERING **Sole Book-Running Manager**

*Source: Dealogic. IPOs and secondaries only (excludes closed-end funds); for the 1-year period more than 10 transactions; for the 3-year period more than 30 transactions; for the 5-year period more than 50 transactions.

** Does not include the FBR $450 million follow-on.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Dollars in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2003	2002	2001	2000	1999
Revenues:					
Investment banking:					
Underwriting	$ 117,296	$ 76,556	$ 47,853	$ 21,086	$ 22,642
Corporate finance	144,086	58,595	28,534	31,404	22,541
Investment gains	17,204	8,725	6,762	1,453	3,853
Institutional brokerage:					
Principal transactions	23,965	27,512	26,330	32,319	22,058
Agency commissions	50,178	35,672	27,084	21,084	14,988
Asset management:					
Base management fees	24,782	28,956	19,744	9,719	9,409
Incentive allocations and fees	14,205	14,258	3,628	1,673	1,577
Net investment income (loss)	22,484	16,276	9,532	10,843	(5,268)
Technology sector net investment and incentive income (loss)	(1,591)	(5,622)	(18,100)	41,614	36,398
Principal investment:					
Interest	188,393	–	–	–	–
Realized gains	32,276	–	–	–	–
Dividends	5,019	–	–	–	–
Other	10,228	7,275	9,422	9,695	10,768
Total revenues	628,525	268,203	160,789	180,890	138,966
Interest expense	68,995	2,073	1,083	1,665	1,323
Revenues, net of interest expense	559,530	266,130	159,706	179,225	137,643
Net income (loss) before taxes and extraordinary gain	246,005	55,441	(15,622)	22,245	(6,971)
Income tax provision (benefit)	44,591	3,035	(1,760)	4,163	–
Net income (loss) before extraordinary gain	201,414	52,406	(13,862)	18,082	(6,971)
Extraordinary gain	–	1,413	1,148	–	–
Income tax provision on extraordinary gain	–	536	–	–	
Net income (loss)	$ 201,414	$ 53,283	$ (12,714)	$ 18,082	$ (6,971)
Total assets	$11,333,613	$406,185	$291,958	$252,219	$226,356
Shareholders' equity	$ 1,554,339	$245,165	$185,311	$214,556	$188,969

CONTENTS

REVENUES *(millions of dollars)*



03 $628.5
02 $268.2
01 $160.8
00 $180.9
99 $139.0

DILUTED EARNINGS (LOSS) PER SHARE *(dollars)*



03 $1.63
02 $1.10
01 $(0.27)
00 $0.36
99 $(0.14)

COMPENSATION RATIO
(compensation and benefits as a percentage of net revenue)



03 40.5%
02 55.3%
01 67.7%
00 61.2%
99 71.5%

NET ASSETS UNDER MANAGEMENT *(millions of dollars)*



03 $2,061.3
02 $1,534.1
01 $1,313.9
00 $634.5
99 $589.2

Note: Adjusted to exclude FBR Asset

ASSETS *(millions of dollars)*



03 $11,333.6
02 $406.2
01 $292.0
00 $252.2
99 $226.4

STOCKHOLDERS' EQUITY
(millions of dollars)



03 $1,554.3
02 $245.2
01 $185.3
00 $214.6
99 $189.0

BOOK VALUE PER SHARE
(dollars)



03 $9.41
02 $5.28
01 $4.06
00 $4.34
99 $3.86



CAPITAL FOR YOUR CONQUEST



We have the best return

ON SHAREHOLDER EQUITY OF ANY MAJOR INVESTMENT BANK[1],

as well as the lowest compensation to revenue ratio. We are the fastest growing firm in our industry[2] and have the highest revenue and profitability per employee.

By any measure, 2003 was a remarkably successful year for Friedman Billings Ramsey. We achieved record-breaking business performance and financial results across all of our businesses. More importantly, 2003 was a watershed year for our organization, a time of far reaching transformation that has reshaped and strengthened our financial structure, deepened our capabilities, and made our name better known. All of this establishes a tremendously strong impetus and solid footing for future growth.

FBR was clearly a firm on the move in 2003. Our diluted earnings per share increased 48% year to year, revenues net of interest expense more than doubled, and book value per share increased 78%. Total return to shareholders measured by the increase in book value per share plus dividends was 104%. Measuring total return as dividends plus the $13.72 — or 147% — gain in share price during the year, total return was 161%. The snapshot of key year end financial statistics on the facing page illustrates how dramatic the transformation has been.

The primary catalysts for these results included the merger at the end of the first quarter between Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation (FBR Asset) and a $450 million follow-on offering of FBR shares in October. In August we further strengthened our liquidity position through the creation of Georgetown Funding, a $5 billion commercial paper program that gives us an important additional liquidity resource and increased flexibility in how we finance our mortgage-backed business.

With a strong and highly liquid balance sheet, FBR today looks more like a traditional investment bank than ever, but there are important differences. We use much less leverage than our

[1] *"Major Investment Banks" are Industry members (see note 2) which are not depository banks (i.e. not SIC major group 60 – Depository Institutions). For further information on the SEC's use of SIC classifications please visit http://www.sec.gov/info/edgar/siccodes.htm.*

[2] *Our "Industry" is defined as firms which were book-running lead managers of public equity offerings (IPOs and Secondaries) credited with underwriting 10 or more transactions and at least $500 million in calendar 2003. This definition includes all of the firms listed in the tables on page 4 except two (those with less than 10 transactions) and also includes Wachovia Corporation and Deutsche Bank AG.*

KEY PERFORMANCE MEASUREMENTS

	December 31, 2003	December 31, 2002
Market capitalization	$ 3.8 billion	$434.8 million
Shareholder equity	$1.6 billion	$245.2 million
Total assets	$11.3 billion	$406.2 million
Total revenue net of interest expense	$559.5 million	$266.1 million
Earnings per share (diluted)	$1.63	$1.10
Book value per share	$9.41	$5.28
Per share dividend	$1.36	None

competitors and none in our capital markets businesses. Our only leveraged investments are in our portfolio of agency-backed, adjustable-rate securities. We have the best return on shareholder equity of any major investment bank, as well as the lowest compensation to revenue ratio. We are the fastest growing firm in our industry, and we have the highest revenue and profitability per employee. All this is a long way of saying that, by many measures, we believe that FBR is the best performing company in our industry.

Equally important, a stronger balance sheet vastly improves our competitive position. As the seventh largest independent, publicly-held investment bank in terms of tangible equity capital, we are now on a different playing field, one rich in opportunity. We are a leading investment bank operating nationally with a broad book of business across industry sectors. Our performance in 2003 demonstrated that with these resources we can compete for and win far larger assignments than in the past, and our investment banking league table rankings provide us with formidable credentials and evidence of this capability.

In 2003 — a year in which our average lead-managed transaction size more than doubled — we were once again a top ten lead-managing underwriter, ranking third in initial public offerings, second in real estate equity raising, and first in real estate investment trust (REIT) initial public equity offerings. We were a joint book-running manager of the largest U.S. initial public offering of 2003 — American Financial Realty Trust at $804 million — and were sole book-running manager for the initial public offering of Accredited Home Lenders, the best performing IPO of the year with a 282% increase in share value.

Overall, FBR's investment banking group in 2003 participated in transactions with an aggregate value of $8.9 billion (not including FBR's $450 million follow-on equity offering) compared to $5.2 billion in 2002. The 2003 results included $2.5 billion of sole or lead-managed institutional equity private placements, some of them groundbreaking transactions. In 2003 and early 2004, for example, we placed $1.3 billion in a series of common equity transactions for CONSOL Energy Inc. and its controlling shareholder, RWE Power AG of Germany — collectively the largest equity capital placement ever in the U.S. coal industry.

These transactions and the growth in our average deal size demonstrate the strength of our distribution capability, which is arguably the broadest and deepest in the industry. Like some of the other most successful investment banks, our distribution

OCTOBER 2, 2003
$449,650,000

FBR

SECONDARY OFFERING
Sole Book-Running Manager

Following the merger of Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation at the end of the first quarter, FBR in August created Georgetown Funding, a $5 billion commercial paper program, and two months later we completed a $450 million follow-on offering of FBR common equity.

FBR RANKED AS #3 UNDERWRITER OF IPOS IN 2003
ALL MARKET CAPS – ALL INDUSTRIES 1/1/2003-12/31/2003 IPOS ONLY[1]

Manager	# of Deals	Total $ Amount +Over Allotment
Goldman, Sachs & Co	12	3.9 billion
Credit Suisse First Boston	12	3.9 billion
Friedman Billings Ramsey	**8**	**2.1 billion**
Citigroup Global Markets Inc	6	2.0 billion
Morgan Stanley	7	1.9 billion
Merrill Lynch & Co	7	1.4 billion
Banc of America Securities	4	1.2 billion
UBS Securities Inc	5	988 million
Lehman Brothers	6	735 million
Sandler O'Neill & Partners LP	3	700 million

Source: Dealogic
[1] Full credit to all book runners; excludes closed-end funds

power does not require a large retail brokerage force. While we enjoy close working relationships with a network of retail firms, by far the most important component of our distribution platform is an extensive base of relationships with U.S. and international institutional investors who know us well and respect the quality of our investment ideas. One of the principal reasons for our success in the institutional market is that the opportunities we bring to buy-side investors have performed remarkably well. Once again — for one-, three- and five-year periods — FBR is the number one ranked firm in terms of the after-market performance of the initial and secondary equity offerings we have brought to market.

For the year, investment banking group revenues grew to $279 million, a gain of 94% over 2002. We believe that our performance in the second half of the year — and particularly in the fourth quarter when we set revenue and profitability records in all businesses — offers a good gauge of the strength and potential of this part of our business. Investment banking revenues for the fourth quarter were $128 million, more than five times what they were in the final quarter of 2002. Equally important, at the end of the third quarter, we had a $5 billion investment banking pipeline, up from $3.5 billion at the beginning of the year. During the quarter, we completed 17 transactions valued at about $3 billion, and at year end — despite the $3 billion raised during the quarter — our pipeline had been replenished, and the backlog again stood at more than $5 billion.

Similarly, our other lines of business performed well in 2003. Institutional brokerage revenues reached $74 million, a 17% year-to-year rise, as we increased our customer share volume 32% year to year. Fourth quarter brokerage revenues of $24 million were 60% above fourth quarter 2002 levels.

FBR RANKS #1 AMONG ALL MAJOR EQUITY UNDERWRITERS FOR THE AFTERMARKET PERFORMANCE OF LEAD-MANAGED EQUITY UNDERWRITINGS FOR THE 1 YEAR, 3 YEAR AND 5 YEAR PERIODS ENDING 12/31/2003[1]

1 YEAR
1/1/2003-12/31/2003
NON-WEIGHTED AFTERMARKET PERFORMANCE[2]

Manager	# of Deals	% Change from Offer
Friedman Billings Ramsey	**23**	**32.0**
SG Cowen Securities Corp	23	28.2
RBC Capital Markets	13	26.1
CIBC World Markets	16	24.6
Bear, Stearns & Co	27	23.9
Morgan Stanley	60	23.5
Goldman, Sachs & Co	56	23.5
JP Morgan Securities Inc	52	23.0
Lehman Brothers	45	21.5
Citigroup Global Markets Inc	58	21.3

3 YEARS
1/1/2001-12/31/2003
NON-WEIGHTED AFTERMARKET PERFORMANCE[3]

Manager	# of Deals	% Change from Offer
Friedman Billings Ramsey	**61**	**44.8**
US Bancorp Piper Jaffray Inc	33	43.2
Bear, Stearns & Co	71	32.2
SG Cowen Securities Corp	38	29.9
CIBC World Markets	39	29.2
Lehman Brothers	119	23.3
Merrill Lynch & Co	214	22.5
JP Morgan Securities Inc	125	20.1
Morgan Stanley	152	20.0
Citigroup Global Markets Inc	170	19.8

5 YEARS
1/1/1999-12/31/2003
NON-WEIGHTED AFTERMARKET PERFORMANCE[4]

Manager	# of Deals	% Change from Offer
Friedman Billings Ramsey	**72**	**46.8**
JP Morgan Securities Inc	171	17.4
US Bancorp Piper Jaffray Inc	56	14.5
UBS Securities Inc	179	12.4
Bear, Stearns & Co	150	9.7
CIBC World Markets	101	7.4
Merrill Lynch & Co	386	6.6
Lehman Brothers	233	6.4
SG Cowen Securities Corp	54	4.5
Credit Suisse First Boston	438	3.5

Source: Dealogic *[1] IPOs and secondaries only (excludes closed-end funds)* *[2] More than 10 deals* *[3] More than 30 deals* *[4] More than 50 deals*
PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

These gains represent a remarkable accomplishment — and a ringing endorsement of the quality of our research — given industry-wide pricing pressure and the steady erosion of commission spreads since the introduction of decimal trading intervals three years ago.

With a combined 34% growth in assets under management in our mutual funds and hedge funds, fee revenues from our asset management business (excluding fees from FBR Asset) grew 47% to $31 million. The drivers in these businesses were steady fund inflows in our equity mutual funds and substantial incentive fees based on strong investment performance in our hedge funds.

As noted earlier, the landmark event of the year was the merger of FBR Group and FBR Asset, and its results surpassed all expectations. The massive growth in capital gives our organization a relatively stable, diversified and growing earnings stream along with the resources to continue to grow our core businesses. The combined company, which has five profit centers, is structured as a REIT with taxable subsidiaries that conduct our investment banking, brokerage and asset management businesses. The way in which the REIT parent and the taxable subsidiaries complement each other provides a solid foundation for future growth.

The primary businesses of the REIT are investing in a portfolio of REIT-qualified residential mortgage-backed assets and investing in a portfolio of merchant banking and other long-term investments. At December 31, 2003, the mortgage-backed assets had an aggregate value of $10.6 billion, and our merchant banking and long-term investment assets were valued at $379 million. The income from almost all of these sources is untaxed at the corporate level and is passed directly on to shareholders as taxable dividends. The mortgage-backed portfolio, which has a relatively low target debt-to-equity leverage of 9-10 times, is invested in low-duration adjustable-rate securities issued by Ginnie Mae, a government agency, or by AAA-rated Freddie Mac and Fannie Mae.

Our other three profit centers are investment banking, institutional brokerage, and asset management, which includes hedge funds, private equity, venture capital and mutual funds. The income from these businesses is fully taxable at normal statutory rates at the corporate level, and the after-tax retained earnings are either reinvested in our capital markets businesses or deployed in the REIT's mortgage-backed securities or merchant banking portfolios.

The particular beauty of this merger is that it unlocked unrealized value for the shareholders of both pre-merger companies. For FBR Asset, it opened the door to enhanced growth — after-tax earnings from the taxable subsidiaries can be applied to grow the portfolio of the REIT, fueling annual dividend growth. The large, steady stream of earnings from the REIT portfolio, in turn, reduces earnings volatility for the merged firm by providing a stable counterweight to FBR's securities-related businesses.

In a year like 2003, a banner year for both our balance sheet and taxable businesses, the results are dramatic and are reflected in our earnings. In our balance sheet investments, we earned a return of 22% on the mortgage-backed portfolio, and

A stronger balance sheet vastly improves our competitive position, putting us on a different playing field, one rich in opportunity.



The FBR tent on the 18th hole at the PGA TOUR's FBR Open in Scottsdale, Arizona.

our merchant banking portfolio generated a total of $29 million in earned dividends and realized investment gains — results that enabled us to declare an annual dividend of $1.36. The return on the mortgage-backed portfolio was achieved despite a very unusual and difficult third quarter in which interest rate swings and unprecedented pre-payment speeds compressed our net-interest spread.

We anticipate that the level of our dividends can be higher in 2004. The funds from our $450 million follow-on offering in October were not fully deployed until the end of the fourth quarter of 2003, and the full-year impact of these investments will be realized in 2004. Furthermore, we continue to generate after-tax retained earnings from our capital markets businesses that are available for deployment in our balance sheet strategies, allowing for additional dividend growth.

As we move ahead, the continued diversification of our investment banking, brokerage and research platform remains a primary objective. In the past year, we hired a group of investment bankers to specialize in the asset-backed securities sector of the mortgage market, and we entered into — and in a very short period became an important factor in — the lodging and insurance equity markets. Currently, we are expanding our research and brokerage capabilities in consumer products, diversified industrials, energy, healthcare, and technology. In 2003, we also began providing, in increasing volume, capital products such as preferred stock and high-yield debt in addition to straight equity financing.

Visibility is an important driver of growth, and what augurs well for our future is the increasing recognition among clients and potential clients that we are, indeed, a significant player in the equity capital markets. In the past year, we took steps to raise our visibility further through a two-pronged program. We became a PGA TOUR title sponsor, entering into a five-year agreement to host what is now the FBR Open (formerly the Phoenix Open) — one of the oldest stops on the PGA TOUR and the world's best attended golf tournament. In addition, in 2003 we launched a print and broadcast advertising campaign that has run nationally in more than 20 major media outlets.

As we enter the second quarter of 2004, we believe we are well positioned in our industry. For each of our industry sectors, our platform includes across-the-board research covering large-cap companies as well as middle-market and small-cap entities. This is important to our institutional brokerage clients and to our gaining a full understanding of the context and critical forces driving each industry sector. But it is the middle market — ground we know well — that holds out a particular promise of substantial gains in investment banking market share. The middle market, a vital part of the domestic economy, has been virtually abandoned by Wall Street, and many of the regional firms and boutiques that had served mid- and small-cap companies have disappeared. This exodus presents us with real opportunity among companies that have a steadily increasing appreciation of, and appetite for, the value and service we provide.

The cost of entry into the securities business is high. The necessary investment in investment banking/trading/sales/research/technology and compliance infrastructure is expensive and difficult to put in place — that is the demanding and complex part of the equation, and we have accomplished it. An important next step in our development was made in April of 2004, when we announced the creation of a four-person Office of the Chief Executive. Our objective was to position FBR to take better advantage of the substantial opportunities arising out of the merger and the enormous success we enjoyed as a firm in 2003.

Members of the newly created Office of the Chief Executive are: Emanuel J. Friedman and Eric F. Billings, who will continue to serve as Co-Chairmen and Co-Chief Executive Officers; Richard J. Hendrix, who becomes President and Chief Operating Officer and will also continue to serve as the firm's Chief Investment Officer; and J. Rock Tonkel, Jr., who becomes President with Mr. Hendrix and will continue as Head of Investment Banking. In addition to the chief executive duties of the office, this team will be responsible for strategic planning.

As Co-Chief Executive Officers, Mr. Friedman and Mr. Billings will manage the same lines of business for which they have been responsible over the past several years. Mr. Billings will continue to fulfill his current executive responsibilities for FBR's capital markets businesses, including institutional brokerage and investment banking. He will also continue to direct FBR's mutual fund organizations, as well as the firm's principal investments in its mortgage-backed securities and merchant banking portfolios. Mr. Friedman will continue to have executive responsibility for the firm's Alternative Investment and Private Client Group organizations.

This Chief Executive Office concept supports and perpetuates the partnership culture upon which our company was built, and all of us are excited about working together as a team to leverage this unique and powerful business platform for the benefit of our shareholders. This step strengthens our executive management structure at a time when we believe that very real prospects of substantial additional growth lie ahead.

Going forward, we have the structure, resources, experience and increasing market recognition that will serve as sound underpinnings for the growth we foresee. Most important of all, we remain focused and disciplined. A critical part of that discipline is our commitment to a unique analytical process that enables us to thoroughly understand the structure and operations of a business in the context of its industry. As a direct result of this insight, we are able to determine ways to maximize a company's structural integrity, risk-adjusted returns and intrinsic value.

It is these capabilities that set FBR apart and create what we believe to be one of the most special franchises in the U.S. capital markets industry.

Emanuel J. Friedman
Co-Chairman and
Co-Chief Executive Officer

Eric F. Billings
Co-Chairman and
Co-Chief Executive Officer

Visibility is an important driver of growth, and what augurs well for our future is the increasing recognition that we are, indeed, a significant player in the equity capital markets.

Our investment discipline

GOES HAND IN HAND WITH A COMMITMENT TO FOCUS

exclusively on areas in which we can clearly make a difference and add value. We do this by establishing broad and deep specialized industry platforms that offer sector-concentrated research, trading, distribution, investing, and investment banking expertise.

Our roots as a firm are in research, and our approach is a highly disciplined intrinsic value analysis that critically examines the capital structure of companies, as well as their competitive and growth opportunities in their industries. We apply this discipline not only in our published research but also when making investing and underwriting judgments and in all our other activities — it is at the core of our corporate culture.

Hand in hand with that discipline goes a commitment to focus exclusively on areas in which we can clearly make a difference and add value. We do this by establishing broad and deep specialized industry platforms that offer sector-concentrated research, trading, distribution, investing, and investment banking expertise. At the same time, we continue to maintain the separation between these disciplines needed for independence and objectivity. We have made that commitment in each of the eight industry sectors depicted on the facing page. These industry groups encompass more than two-thirds of the companies in the S&P 500 and more than 80% of all U.S. equity capital raised and stocks traded last year in the United States.

FBR has one of the largest sell-side research groups covering U.S. equities and is one of the few securities firms increasing the size of its research group. At year end 2003, our 93-person research team covered companies representing 43% of the S&P 500 by market capitalization. In 2004, we expect to add another 100 companies to our coverage list along with more than 20 analysts and other research personnel.

For each of our industry sectors, our platform includes across-the-board research covering large-cap companies as well as middle-market and small-cap entities. The large-cap focus is, of course, important for our institutional brokerage clients, and it gives us perspective on major industry themes. Nonetheless, the foundation upon which FBR has been built is service to mid-cap companies — a vital sector of the U.S. economy now virtually ignored by the largest investment banks — and our commitment to that market and the opportunities we believe it offers is unwavering.



Washington Policy Analysis Group

Our geographic proximity to Washington provides the opportunity to offer our clients a unique perspective on legislatively influenced macro and micro issues. FBR's Washington Policy Analysis Group adds a unique overlay to our company and industry research. Its research and analysis have particular value because much of what is taking place in the industries in which we focus is to a large degree driven by what happens on Capitol Hill and in federal government agencies.

Insurance

Further strengthening of the research platform and a strong transaction pipeline for 2004 after lead managing a $545 million private placement in the P&C sector



Consumer

At the close of 2003, FBR launched its newest industry sector, hiring senior retail and restaurant analysts



Real Estate

A banner year: Largest U.S. IPO for the year in any industry, second ranked real estate underwriter, number one lead manager of REIT IPOs, leading underwriter in the hospitality sector




CONSUMER
REAL ESTATE
ENERGY
FINANCIAL INSTITUTIONS
HEALTHCARE
DIVERSIFIED INDUSTRIALS
& TECHNOLOGY, MEDIA & TELECOMMUNICATIONS
INSURANCE
FBR
THE INDUSTRIES WE SERVE



Technology, Media & Telecommunications

Strong deal flow in a resurgent sector — building out the platform with broader research coverage and a San Francisco office



Energy

Sole managed a $1.3 billion series of transactions for CONSOL Energy — the largest equity placement ever in the U.S. coal mining industry



Diversified Industrials

A broadening of research coverage and breakthrough capital raising transactions in home security services, specialty contractors, and waste management



Healthcare

Four banking transactions in the life sciences arena and a further build-out of the research and banking groups



Financial Institutions

In a robust year for the industry, strong mutual and hedge fund performance and record revenues and capital raised in a core area of expertise



In the homeland security,

ENVIRONMENTAL SERVICES, DEFENSE, AND DEFENSE ELECTRONICS INDUSTRIES,

our Washington Policy Analysis Group provides a vital regulatory and legislative overlay to our research.

The diversified industrials sector — which includes homeland security, solid waste management, capital goods, environmental services, specialty contracting, defense, and defense electronics — enjoyed a solid year in 2003, dominated by the hoped for and eventual improvement of the economy, as well as strong supplemental defense spending.

An important theme in the sector was the widely held belief that the economy would get stronger as the year progressed and that the war in Iraq would prompt added spending. This sentiment was borne out by strong GDP and ISM statistics during the third and fourth quarters and the passage of two supplemental defense bills in the spring and fall. Certain end markets drove growth as well. Demand was strong for capital equipment used in the production of oil and gas, as well as for capital goods and products used in homebuilding and related activities. The stocks of companies that pursued restructuring programs, efficiency initiatives, debt repayment, and share repurchase programs also performed well.

Diversified industrials is an area in which research plays a critical role. We have on our research team one of the premier waste management and homeland security analysts in the securities industry, and in 2003 we expanded our analytical team by 30% as we added additional coverage in homeland security, capital goods, and policy analysis.

In 2004, we are continuing to build out our analyst coverage of the sector. Our Washington Policy Analysis Group, which will begin publishing *Washington Focus on National Security* in 2004, provides a vital regulatory and legislative overlay to our company analysis, particularly in the homeland security, environmental services, defense, and defense electronics industries. The businesses of companies in these industries tend to be impacted by shifts in policy or spending, and our Washington policy group has valuable access to the thinking of those who help shape the legislative agenda.

In the solid waste management area, FBR's research department compiles a highly detailed proprietary survey that tracks the price and volume trends of waste management companies. Typically, these companies hold monopoly or near monopoly franchises in areas where they provide collection and disposal services. Their ability to raise — or even maintain — their pricing structure is a critical determinant of their share prices.

About 11% of our institutional brokerage volume as measured by gross commission revenue is in diversified industrial securities.

Overall, 2003 was a year of solid accomplishment for FBR's diversified industrials investment banking group. Two important equity underwritings and a high-yield debt offering were completed, and significant footholds were gained in three sub-sectors — the security alarm market, solid waste and specialty contracting — through transactions completed during the year and in backlog for early 2004.

In July, FBR was the sole book-running manager of the $213 million initial public offering of Integrated Alarm Services Group, Inc., a provider of security alarm services. In August, working with our real estate group, we were sole book-running manager for a high-yield offering of senior subordinated debentures for Maracay Homes, an Arizona-based homebuilder.

Late in 2003, we laid the foundation for transactions that we expect to execute in the first half of 2004. They included a $123 million secondary offering for Levitt Corp. — a Fort Lauderdale-based developer of single homes and master-planned communities — that we completed at the end of March, 2004

The diversified industrials sector is one in which we are broadening our footprint and scope of activities, and the outlook for 2004 is encouraging. As this report is being written, the backlog of diversified industrials investment banking transactions for the first half of 2004 is equal to the total volume of transactions completed in 2003.



FBR gained significant footholds in three sub-sectors – the security alarm industry, solid waste and specialty contracting in 2003.


FBR
SOLID WASTE
RESEARCH
Diversified Industrials
Market Perform
Outperform
HOMELAND SECURITY:
PHYSICAL SECURITY SERVICES
Investigating Growth Opportunities
FEBRUARY 2003



The $1.3 billion in CONSOL assignments –

THE LARGEST SERIES OF EQUITY TRANSACTIONS IN THE U.S. COAL MINING INDUSTRY —

clearly demonstrated the strength and breadth
of the firm's industry expertise and distribution capability.

In late 2003 and early 2004 FBR, acting as sole book-running manager, closed a series of related but independently executed private placements involving 69 million shares of CONSOL Energy with an aggregate value of $1.3 billion. Collectively, these transactions represent the largest equity placement ever completed in the U.S. coal mining industry.

The CONSOL assignment — a series of transactions completed in three tranches over a period of about four months — was a major accomplishment for FBR's energy group and one that clearly demonstrated the strength and breadth of the firm's distribution capability.

RWE Power AG of Essen, Germany was seeking to divest its 58 million-share majority position in CONSOL, the largest producer of high-BTU bituminous coal in the United States. FBR, in competition with other major investment banks, successfully proposed an innovative series of private placements — including an offering of 11 million primary shares of CONSOL stock — that could be completed in a relatively short time frame.

The backdrop for the CONSOL transactions was an exceedingly favorable business environment in the energy arena that is likely to continue into the coming year. In 2003, energy supply shortages, global terrorism and limited substitutability all combined to bid prices of crude oil, coal and natural gas to their highest levels in years. This translated into significant earnings and free cash flow for U.S. and Canadian energy companies in a year in which the FBR U.S. Exploration and Production Index rose by 27%.

In other transactions in 2003, FBR acted as buy-side advisor to Progress Energy in two acquisitions of oil and gas assets and as sell-side advisor to Addington Exploration in its sale of assets to PetroQuest Energy. The energy investment banking group also completed two public follow-on equity offerings — a secondary for Atlas Pipeline Partners, L.P., for which we were the sole book-running manager, and a co-managed secondary offering for Delta National Gas Company, Inc.

FBR's highly rated FBR American Gas Index Fund tracks the American Gas Association Stock index, offering its fundholders a vehicle that has investments across nearly the entire natural gas distribution and transmission industry in every region of the United States.

Our 12-person research team's coverage of exploration and production, refining and integrated oil companies, oil services, and coal companies is highly respected. Because of their track record in making calls, FBR senior coal and gas analysts are frequently quoted in general financial and leading energy industry trade media.

The energy research group has a unique commodity supply and demand matrix that, among other things, monitors backlogs in the refining sector and provides an inter-linked universe of coverage across exploration, production, refining, and services. Our trademark energy research piece is the *Energy Strategist*, an interpretive publication that brings together all of our analysts' thinking with respect to the energy sector in a single publication.

FRIEDMAN BILLINGS RAMSEY

FBR TheEnergy**STRATEGIST**

industry ideas for energy investors

FBR ENERGY RESEARCH

In addition, we publish a proprietary research survey that tracks and analyzes exploration permits — a key industry driver — both replicating in one place and expanding upon government-supplied statistics. Other energy research publications include *Weekly Refining Rundown* and periodic *Energy Trends* reports that offer a comprehensive perspective across much of the energy sector from exploration and production to refining and services.

At the outset of 2004, having expanded our investment banking group in our new Houston office, our position was one of strength across our entire energy platform. The CONSOL transactions served to enhance the firm's reputation in the sector, and early in 2004 we had a healthy backlog of transactions that have the potential to expand our base of energy-related business going forward.



FBR's highly rated FBR American Gas Index Fund offers its fundholders a vehicle that has investments across nearly the entire natural gas distribution and transmission industry in every region of the United States.



Our 24-member financial industry research team

IS SIMPLY ONE OF THE BEST IN THE BUSINESS,

distinguished both by the quality of its work and the breadth of its coverage across industry sub-sectors.

During 2003, enormous improvements in credit quality and strong trading and mortgage revenue created a far better quality operating environment for banks and other financial service entities, particularly specialty finance and mortgage finance companies. With stronger earnings potential, better balance sheet strength, a greatly diminished sensitivity to interest rates, and the avalanche of upbeat economic data late in the year, the climate for the sector was as positive as it has been at any point in the last four years.

Financial institutions are a core area of FBR's expertise. With the knowledge of our investment bankers and of our analysts, we think we understand this complex sector as well as anyone. We have a truly national practice and have been the financial institutions sector's number one ranked underwriter, measured by number of transactions, in three of the last seven years and placed among the top five in terms of aggregate dollar volume underwritten in five of those seven years.

Our 24-member financial industry research team is simply one of the best in the business, distinguished both by the quality of its work and the breadth of its coverage across industry sub-sectors. The group's publications include: *FBR Weekly Mortgage Review, GSEs and Mortgage Mondays, Monthly Conversion Chatter* (covering mutual savings bank conversions into stock companies), *The Financial Strategist, Investment Services Monthly, Mid-Cap and Community Bank Weekly*, and *Investors' Legislative Weekly*. In 2004, we will broaden our coverage of community banks and investment services.

Our Washington Policy Analysis Group plays a tremendously important role in anticipating and interpreting the impact of the Congress and the regulatory agencies on the financial services sector. It also helps our clients interact with key Capitol Hill staffers and members of Congress and sponsors one-of-a-kind events like FBR's periodic "GSEs Investor Days," when investors have an opportunity to meet with officials from Freddie Mac and Fannie Mae, as well as regulators and legislators.

Approximately 30% of the firm's brokerage commissions are earned in the financial services sector, and we are one of the largest factors in the trading of thrifts and community banks. On the asset management side of our business, we manage two highly ranked mutual funds — FBR Small Cap Financial Fund and FBR Large Cap Financial Fund — and also manage a financial services hedge fund, as well as two financial services private equity funds.

Working off this platform, we have become leaders in creating new financing strategies and structures for financial services institutions. In 2003, our investment banking business was well balanced among banks, thrifts and specialty finance companies, and we participated in some of the most noteworthy and creative financial sector transactions of the year. For example, in the $804 million initial public offering of American Financial Realty Trust — the largest U.S. IPO of the year across all industry categories — we were instrumental in helping to create and capitalize a *de novo* company that acquires real estate from financial institutions and leases it back to the former owners or to other financial service companies. This landmark transaction, for which FBR acted as joint book-running manager, was executed in tandem with FBR's real estate group.

Similarly, in the specialty finance arena, FBR acted as sole book-running manager for the $703 million 144A private placement of the shares of Fieldstone Investment Corporation. In this transaction, a mortgage lender was restructured into a real estate investment trust, one of the first of a series of such conversions in which FBR is the industry leader. Also in the residential mortgage arena, FBR, as sole book-running manager, raised $342 million in two transactions — a $172 million 144A private placement in June followed by a $170 million initial public offering in December — for Luminent Mortgage Capital, another company we helped establish.

One of our most important investment banking transactions in the bank and thrifts sub-sector was the $154 million initial public offering for Franklin Bank in which we acted as sole book-running manager. We also completed merger and acquisition assignments for Franklin Bank and American Home Mortgage. We lead or co-lead managed four transactions that raised $1.8 billion in debt and preferred stock, providing the issuers with an alternative to straight equity capital raising. These transactions included $175 million in notes and $125 million in preferred stock for Chevy Chase Bank, $500 million in notes for Sovereign Bank Corp., and $1 billion in notes for BB&T.

As we look ahead, the financial institutions investment banking group has the largest backlog of transactions in its history, and, like the transaction flow in 2003, it is distributed across our areas of specialization. We expect that the industry will see an increase in merger activity among mid-cap banks in 2004, as companies attempt to improve upon already strong returns on equity and seek to become larger institutions in order to gain greater efficiency in this scalable business.



In the $804 million American Financial Realty Trust IPO – the largest U.S. IPO of the year across all industry categories – we were instrumental in helping to create and capitalize a *de novo* company that acquires real estate from financial institutions and leases it back to the former owners or to other financial service companies.



We have continued to build out

OUR HEALTHCARE RESEARCH PLATFORM,

bringing seven professionals on board. We have expanded our coverage of biotechnology and are adding coverage of specialty pharmaceuticals, medical devices and healthcare services.

Although a volatile period, 2003 was a generally positive year for the healthcare industry. The broad AMEX Healthcare Index rose 44%, the AMEX Biotechnology Index increased 41%, and the AMEX Healthcare Payor Index — a measure of HMO activity — was up 33%. Specialty pharmaceuticals outperformed their larger, broader counterparts as the FBR Specialty Pharmaceutical Index rose 60% compared to only a 5% rise for the largest U.S. drug companies.

We continued to build out our healthcare/life sciences research platform in 2003 and early 2004. Over the past three years, seven research professionals have been brought on board, including three doctors and a pharmacist, one of them a senior biotechnology analyst. In 2004 we will expand coverage of specialty pharmaceutical companies and add coverage of medical devices and healthcare services.

The importance of research cannot be overstated in the healthcare and life sciences fields, and the work of our Washington Policy Analysis Group is especially critical. Two of the principal factors that influence businesses and share prices in this sector are shifts in policy and FDA approvals or denials of new pharmaceutical therapies. The Washington policy team and our healthcare industry analyst group track both the regulatory and legislative processes in a way that few securities firms can match. Cutting-edge drug discovery analysis has put FBR out front in the calling of critical drug approvals, and we are particularly successful in linking the impact of policy initiatives on industry trends and on the fortunes of specific companies.

Overall, we are committed to providing differentiated, value-added research in five subsectors of the healthcare industry: biotechnology, large cap and specialty pharmaceuticals, medical devices, and healthcare services. We publish *FBR Pharmaceutical RX Weekly* and *Healthcare Snapshot*, as well as regular industry overviews and individual company reports.

We also follow the life sciences area closely in the asset management side of our business. FBR manages a biotechnology hedge fund and sponsors two venture capital funds investing in early stage genomics and other life science companies — Genomic Fund I and Bioscience II. Two of these funds' portfolio companies — Advancis Pharmaceutical Corporation (held by both funds) and Dynavax Technologies (held by Bioscience II) — had public offerings in late 2003 and early 2004. Advancis focuses on developing and commercializing pulsatile drug products that fulfill substantial unmet medical needs in the treatment of infectious disease, and Dynavax develops products to treat and prevent allergies, infectious diseases, and chronic inflammatory diseases. We also maintain a merchant banking investment in a physician management company involving more than 250 pediatricians in eight states.

The healthcare investment banking group participated in four notable healthcare capital raising transactions. In a transaction initiated in late 2002, our healthcare group, as sole book-running manager, completed a $56 million private placement for Iomai Corporation, a Maryland-based developer of non-invasive transcutaneous immunization technology by which vaccines and immunostimulants are delivered via skin patches.

In June, the firm co-managed a $110 million subordinated convertible note offering for Nektar Therapeutics. California-based Nektar offers a suite of advanced drug delivery technologies that involve the engineering of molecules. A month later, FBR co-managed a private placement for Isotechnika, a Canadian biopharmaceutical company that develops immunosuppression therapeutics for use in the prevention of organ rejection in transplant patients.

The final transaction in the series was a co-managed initial public offering for Massachusetts-based Acusphere, Inc. A specialty pharmaceutical company, Acusphere develops new drugs and improves the formulation of existing drugs using porous microparticle technology with a goal of improving therapeutic delivery.

New Drug Applications to the FDA and a higher number of approvals of new drugs last year suggest that the coming year could continue the accelerating trend for approvals. Also, prescription volumes across the industry began ramping up in the fall, also indicating an improving outlook for 2004.

As this report is written, the healthcare investment banking group is adding new bankers and anticipates an active underwriting and merger and acquisition calendar for the balance of 2004.


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We follow the life sciences area closely in the asset management side of our business. At present, FBR manages one biotechnology hedge fund and sponsors two venture capital funds investing in early stage genomics and other life science companies.


360,000

We continue to win business

IN THE INSURANCE SECTOR.

We completed a series of six transactions raising more than $1 billion beginning in late 2002.

Since 9/11 there has been a severe dislocation in the property and casualty insurance marketplace as the global property and casualty industry lost about one-third of its capital as a result of the claims resulting from terrorist acts. During 2003, rates continued to increase at a record pace, continuing a trend that started in the second half of 1999. However, by the end of the year, property insurance pricing flattened while casualty rate increases slowed to the mid-teens. Overall, the industry was able to replenish capital in 2003, but it still suffered additional reserve charges across many lines, and asbestos issues, in particular, continued to hurt results. Specialty carriers — such as marine insurers and those insuring against directors' and officers' (D&O) liability — were able to maintain their rates well after the slowdown began in commercial lines.

In 2003, FBR's insurance investment banking group continued to win business in the sector. Beginning in late 2002, we completed a series of six noteworthy transactions in which more than $1 billion in capital was raised. In December of 2002, we were sole book-running manager of a $121 million secondary offering for RLI Corp., an NYSE-listed provider of specialty property and casualty insurance — a transaction that greatly increased FBR's visibility among institutional investors in the insurance sector.

In August of 2003, FBR was sole book-running manager of a $545 million 144A equity private placement for Quanta Capital Holdings Ltd., a Bermuda-based provider of specialty insurance and reinsurance in the property and casualty sector. This was a ground-breaking transaction for FBR, and it sent a strong signal to the insurance community that FBR has a growing presence in the insurance investment banking market and the capability to execute and distribute sizeable transactions quickly and efficiently.

In October of 2003, FBR co-lead managed a secondary offering for Navigators Group, a marine and contractor's liability insurer. In November, we co-managed a senior notes offering for

State Auto Insurance Companies, and in December we co-managed a secondary offering for NY MAGIC, Inc., a property and casualty company covering all sectors of the commercial marine insurance market. In addition, we undertook an advisory assignment relating to a reinsurance transaction that was part of the supervised reorganization of the Kemper Insurance Group.

FBR's investment banking insurance group provides public and private capital raising and advisory services relating to acquisitions, divestitures and the formation of new insurance and reinsurance companies. In addition to our experience in property and casualty insurance, we have investment banking and advisory expertise in life and health insurance and in insurance brokerage.

FBR's research group covers a universe of insurance companies that includes carriers in the property, casualty, marine, liability, and health sectors, as well as specialty insurers. In early 2004, we have added three people to our insurance team, including a senior life insurance analyst, and initiated research coverage of life insurance companies. Insurance accounted for more than 5% of our brokerage commissions in 2003.

In 2003, our Washington Policy Analysis Group closely followed the Congressional debate around the creation of an asbestos trust fund. With U.S. insurance carriers facing at least $200 billion in potential outstanding liability from asbestos-related litigation, this was a topic of considerable interest to our buy-side clients. Every time Capitol Hill considered the trust fund, the market reacted. Our policy analysts attended each meeting of the Senate Judiciary Committee markup in June and July of 2003, talked to key players in the debate on a regular basis and distilled all the incremental information so FBR's clients were on top of events as they unfolded.

Looking ahead, while the enormity of the losses experienced in the insurance sector from 1997-2000, followed by 9/11 claims, will continue to create aftershocks for years to come in the form of additional rate increases in many classes of business, there are some distinctly positive factors affecting the sector. Inflationary trends that have beset the industry will probably abate, a stronger stock market will likely boost D&O profitability, and a better economy should lower surety losses. Tort reform in many states will improve the situation of medical malpractice insurance carriers, while lower medical cost inflation would benefit workers compensation insurance. These and a number of other factors translate into an improved cost outlook for the industry.

On balance, with reserve issues addressed for the most part, the continuing strong pricing environment, and possibly slower loss cost trends, the industry is likely to produce excellent financial results in 2004, including, perhaps, a double-digit return on equity.



The $545 million sole-managed equity private placement for Quanta Capital Holdings Ltd. was a landmark transaction for us in the insurance sector, demonstrating our ability to execute and distribute sizeable transactions quickly and efficiently.



FBR established itself in breakthrough fashion

IN THE HOTEL INDUSTRY IN 2003,

completing a series of four transactions – including the only two IPOs in the sector – further strengthening our position as the country's number two real estate equity underwriter.

In 2003, FBR's real estate group had another banner year achieving record revenues. With nearly $4 billion of real estate investment trust equity underwritings for the year, FBR was the second ranked real estate equity underwriter, trailing only Citigroup, and we were the number one book-running lead manager of real estate investment trust (REIT) initial public offerings.

We continue to build out our real estate research platform, adding coverage of home-builders and retail REITs and broadening coverage of mortgage and lodging REITs. Our real estate research group, in addition to specific company research, publishes *Real Estate Weekly*, which covers developments across the entire sector in an easily accessed format, and *FBR Mall Monitor*, covering retail REITs. Early in 2004, we also published the *2004 Mall Investor Handbook*, which provides detailed information about 1016 malls, comprising more than one billion square feet of retail space in 56 geographic markets. About 11% of our institutional brokerage commissions is related to trading in real estate sector stocks, which make up only 1% of market trading volume.

Highlights of the year included two transactions executed in partnership with our financial institutions investment banking group. In the first, we were joint book-running manager of American Financial Realty Trust's $804 million initial public offering, the largest U.S. IPO for the year and the largest real estate IPO since 1997. The second transaction was the $703 million 144A equity private placement for Fieldstone Investment Corp., in which we acted as sole book-running manager. Together they present a persuasive demonstration of FBR's ability to identify concepts early, find the appropriate management teams, and literally either rethink the way a company or even a sector is structured or create an entirely new company — including arranging its funding — from the ground up.

The Fieldstone transaction involved the restructuring of a mortgage lender into a REIT, one of a series of such transactions FBR has facilitated. In the case of American Financial Realty

Trust, we helped create a bank REIT, a company that acquires properties owned by financial institutions and then leases them back to the former owners or other financial services companies. In a similar vein, FBR completed two additional financings for Capital Automotive REIT in 2003, a "concept" company we helped found in 1997 to buy and lease back automobile dealership properties. The first transaction was a $70 million co-lead managed secondary equity offering in April; it was followed in November by a $99 million cumulative preferred stock issue that FBR co-managed.

Other net-lease real estate investment banking assignments included acting as sole book-running manager in a secondary for Agree Realty Corporation, which develops and operates properties it net leases to retail companies, and a co-managed cumulative preferred offering for Lexington Corporate Properties. Work for financial REITs included the initial public offering for Falcon Financial and a cumulative preferred issue for Anthracite Capital.

While the real estate investment banking group's business was well diversified across the residential, lodging, retail, and commercial office sectors of the real estate market, 2003 was the year when FBR established itself in breakthrough fashion in the hotel industry. The recession and 9/11 had severely depressed the lodging/hospitality industry, but FBR recognized that a recovering economy would translate into a revival of the sector, and we began seeking out companies which would best benefit from renewed access to capital.

The result was a series of four transactions — two of them the only initial public offerings in the hospitality sector in 2003 — that gave us a leadership position in equity transactions in the sector. In August, FBR raised $218 million in an initial public offering for Ashford Hospitality Trust, and in December we completed Highland Hospitality's $345 million initial public offering. In both transactions we acted as sole book-running manager. The other two lodging transactions were a secondary for Winston Hotels, Inc. and a cumulative preferred stock issue for Equity Inns.

All told in 2003, we completed an aggregate of nearly $4 billion in real estate capital-raising transactions — $3.5 billion in equity and $400 million in preferred stock, including a $100 million preferred issue for Saul Centers, a REIT, which manages a portfolio of shopping center and office properties. In addition, we undertook advisory assignments for Kramont Realty Trust, America First Apartment Investors, and Criimi Mae. Working with our diversified industrials investment banking team, we facilitated a high-yield offering of senior subordinated debentures for Maracay Homes, an Arizona-based homebuilder.

Real estate generally is a lagging indicator of economic activity, and 2004 should be a year of recovered strength in the hotel, office and industrial real estate sectors. Price appreciation in the retail, triple-net lease, and mortgage sectors is gaining momentum, a trend that is expected to accelerate as the year progresses.

Early in 2004, we published the *2004 Mall Investor Handbook*, which provides detailed information about 1016 malls, comprising more than one billion square feet of retail space in 56 geographic markets.




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We have demonstrated over the last six years

A VITAL AND GROWING COMMITMENT

to the technology, media and telecommunications sector, steadily expanding our technology research platform and moving into permanent office space in San Francisco in 2003.

After a slow start, 2003 ended up being a solid year for the technology, media, and telecommunications sector. The technology-heavy NASDAQ Index was up 50% for the year, compared to 26% for the S&P 500, marking the first time since 1999 that the index finished in positive territory. The strength was fairly broad-based, as technology, media, and telecommunications each experienced an improvement in fundamentals. In general, the growth rate of corporate profitability increased steadily throughout the year; in past business cycles, this has been a leading indicator for IT spending. This held true in 2003, as enterprise spending stabilized during the year and started to rebound at year end.

After the technology bubble burst three years ago, many of the largest investment banking firms that participated heavily in the sector in the late 1990s pulled back from the market. Capital sources evaporated, and research coverage of the industry — and particularly of middle market companies — was substantially cut back.

By contrast, FBR has over the last six years demonstrated a vital and growing commitment to the sector and launched a further build-out in mid-2003. Over the six-year period, we have steadily expanded our technology, media and telecommunications platform, opening a San Francisco office in 2002 that moved to permanent space in 2003 and hiring research analysts, brokers, traders, and investment bankers across the sector. Most notably senior research analysts have been brought on board in telecommunications, semiconductors, internet, interactive gaming, wireless infrastructure, enterprise software, enterprise services, network software, cable equipment, cable operators, and broadband.

Our research department currently publishes — in addition to industry analysis and individual company reports — *Infrastructure and Network Software Weekly*, and early in 2004 we introduced *The Tech Strategist.* We seek out research analysts with deep industry backgrounds in the areas they cover, and their work — as was the case for our calls on Oracle's bid for PeopleSoft — is frequently cited in the media because of its consistency and accuracy.

On the asset management side of our business, we manage two technology mutual funds — the FBR Large Cap Technology Fund and the recently introduced FBR Small Cap Technology fund — and three venture capital technology funds.

With an $11 billion balance sheet and the experience gained in more than 85 investment banking technology transactions over the last five years, FBR is increasingly recognized as a strong player in technology, media and telecommunications investment banking — a firm with the resources to facilitate transactions of virtually any size. In 2003, approximately one quarter of FBR's brokerage revenue was from technology stocks, and the firm's distribution capabilities in the space are broad and deep.

In 2003, FBR participated in a series of four noteworthy technology investment banking transactions. In August, as the markets began to rebound, we were sole book-running manager of a secondary offering for LioNBRIDGE Technologies, co-lead manager of a secondary offering for Digitas and co-manager of a secondary offering for Modem Media. In November, we co-managed an initial public offering for Open Solutions, a Connecticut-based company that develops enterprise software for financial institutions. Other investment banking assignments in 2003 included advising RWD Technologies in a "going private" transaction and executing an equity private offering for Website Pros in December.

In late 2003, the firm added a ten-person investment banking team to its San Francisco office to cover West Coast technology companies with a strong commitment to partnering with venture capitalists and issuers in Silicon Valley. By year end, the technology, media and telecommunications investment banking group had a substantial backlog of investment banking transactions, and the pace of banking activity continued to accelerate in the first quarter of 2004. Early in 2004 we co-managed a $73 million secondary offering for C-COR.net Corp., a global provider of broadband communications products and software, and co-managed a $332 million secondary for On Semiconductors, a manufacturer of power- and data-management semiconductors.

In 2004, we are focusing additional resources on technology merger and acquisition transactions. We recently brought on board a highly qualified senior technology merger and acquisition specialist. We did this because — with what is clearly a more robust outlook for mergers and acquisitions, including stronger valuations and capital markets now very open to technology issues — we expect to see a resurgence of merger and acquisition transactions in this area of the market.



Our technology, media and telecommunications research group publishes *Infrastructure and Network Software Weekly*, and early in 2004 we introduced *The Tech Strategist.*



Our Washington presence

ENABLES US TO OFFER CLIENTS A UNIQUE PERSPECTIVE

on legislative and regulatory actions that have
an impact on business and investment decisions.

At the intersection of money and power lies opportunity. At the intersection of Wall Street and Washington is FBR.

FBR's clients benefit directly from the nation's capital being our home. Our Washington nexus enables us to provide them with a unique perspective on the kind of legislative and regulatory actions that have an impact on business and investment decisions. Most of our bankers, asset managers, research analysts, brokers and traders work and live in an area that is also home to America's most important lawmakers, regulators, policymakers and opinion leaders. Many of our staff members have worked on Capitol Hill or in the Washington regulatory agencies and industry groups. The resulting access and insights mean that we get to see beneath the headlines — often able to judge the impact of events before they are news to the rest of the world.


LIVE
INTC 17.37 ▲1.15 SUNW 3.34 ▲.23 ORCL

Our Research Department's one-of-a-kind Washington Policy Analysis Group interprets regulatory and legislative Washington for investors. This team of experienced economists and Capitol Hill veterans specializes in timely analysis of the ways in which economic, regulatory, and legislative trends and events affect market sectors and individual companies.

They worked, for example, with our healthcare research team to produce in-depth analyses of how the sector and individual companies would be impacted by the series of prescription drug benefit proposals that emerged in Congress during the Medicare legislation debates. They work with our financial services analysts so our clients can benefit from briefings from key House and Senate leaders and staffers on matters that affect the banking and securities industries and other financial institutions, including such government-sponsored enterprises (GSEs) as Fannie Mae and Sallie Mae. In addition, FBR's clients receive access to timely and accurate budget analyses, a coordinated mission of the Washington Policy Analysis Group and FBR's defense and homeland security analysts.

Equally important, we are also members of the Washington community. We take pride in being a good corporate citizen in all of the cities and towns where we live and work. But beyond writing our fair share of checks to charitable organizations, we have found that it is our employees' personal leadership and involvement that really makes a difference. We provide a matching program for employee contributions, and the FBR Charitable Foundation encourages this volunteerism by considering support to charities in which our employees play an active role.



Mandy Lindly, sales assistant, reads for AppleTree students.

While more than 100 deserving organizations across the country were beneficiaries of FBR's support in 2003, the two D.C. organizations highlighted below exemplify the kind of philanthropic involvement we seek to encourage.

Demetri Diavatis, a vice president of institutional sales, and several other FBR employees serve as mentors to inner-city kids and help the Hoop Dreams Scholarship Fund raise funds for scholarships. Hoop Dreams not only helps give kids a chance at a better education, but through FBR involvement it sends about ten young adults a year through an internship program at our Washington headquarters office. When Hoop Dreams' annual fundraising basketball tournament was rained out in 2003, creating a $90,000 shortfall that threatened the college plans of 280 Washington, D.C. students, FBR and its employees stepped in to close the gap.

Elizabeth Keys, a research assistant with FBR, won "Volunteer of the Year" honors at the AppleTree Institute for Education Innovation in Washington, D.C. She is one of several FBR employees who regularly act as guest readers and playground mentors in this very effective early literacy program.

What we do on a firm-wide basis also counts for a good deal. The happy outcome of two sponsorships — the FBR Capital Open golf tournament in Washington in 2003 and the FBR Open in Phoenix in 2004 — was more than $3 million in charitable donations to deserving local and national organizations.


FRIEDMAN BILLINGS
FBR Capital OPEN
$816,700
Birdies for Charity



The happy outcome of two sponsorships — the FBR Capital Open golf tournament in Washington in 2003 and the FBR Open in Phoenix in 2004 — was more than $3 million in charitable donations to deserving organizations in those communities.

Strengthening name recognition

AND BUILDING BRAND AWARENESS

have become important strategic components
of our plan for growing the business.

One of our key challenges in continuing to fuel growth and capture potential market opportunities is improving FBR's name recognition and brand awareness. Market research we commissioned indicated that our name and brand awareness needed significant strengthening, a step we believe will yield important dividends in terms of market credibility and business growth.

With this goal in mind, in June of 2003, FBR made its initial foray onto the national marketing stage by title sponsoring the PGA TOUR's FBR Capital Open, formerly the Kemper Open, at TPC Avenel just outside Washington, DC. Based on the excellent results from that experience, we went on to make a five-year commitment as the title sponsor of the very popular and storied Phoenix Open, which in January 2004 became The FBR Open.

FBR OPEN
◆ PHOENIX ◆

We believe both events have helped build recognition and create awareness of FBR's position as a national investment bank. In addition, they served as excellent venues for building client relationships while offering the opportunity to make significant contributions to a large number of local and national charities.


FBR
FRIEDMAN BILLINGS RAMSEY
INVESTMENT BANKING
ASSET MANAGEMENT
INSTITUTIONAL BROKERAGE

One particular benefit of the Arizona venue is that it helps dispel the inaccurate perception that FBR is a regional firm. Now, to capitalize on our higher public profile in the Southwest, we are opening an office in Phoenix led by our Private Client Group.

In tandem with these golf events, we began to advertise on a national scale. We started with network television advertisements during the FBR Capital Open, and with The FBR Open in Phoenix we expanded the program into a multiple media campaign that included print and online advertising. Some examples of the advertisements and the media in which they appeared are shown on these pages.


DREAMS OF EXPANDING OVERSEAS.
DREAMS OF SCALING THE MATTERHORN.
WE CAN HELP WITH THE FORMER.
FBR


WANTS TO SEE HIS COMPANY IN THE S&P 500.
WANTS TO SWIM THE ENGLISH CHANNEL.
LET'S TALK ABOUT THAT FIRST ONE.
FBR

Two major investor conferences in New York City, which collectively attracted about 260 presenting companies and more than 2,000 institutional investor attendees, helped support and strengthen our brand in 2003.

Two major investor conferences in New York City also helped support and strengthen our brand in 2003. In May, we held our seventh annual "Technology & Growth Investor Conference," which covered technology, media, telecommunications, and healthcare. That was followed in December by our tenth annual "Investor Conference," focusing on financial institutions, insurance, real estate, and energy. Both conferences were very well received and attended. On a combined basis, approximately 260 companies participated in the presentations at the two conferences, and more than 2,000 institutional investors were in attendance. This year we plan on holding three such events, adding a "European Investors Conference" planned for June in London.


Meet Susanna
FBR
FBR OPEN

One final and important factor in helping build brand awareness is media coverage of our research analysts and their work product. Our analysts or their reports were cited, quoted, credited or excerpted more than 6,000 times by media outlets in 2003. These "mentions" occurred across a broad range of business publications and broadcast outlets, including *Barron's*, *The Wall Street Journal*, and CNBC.

Capital preservation over the long term

IS THE GUIDING PRINCIPLE OF OUR MBS INVESTMENT APPROACH.

We emphasize maintaining sufficient liquidity in these investments to finance our portfolio of agency-backed, adjustable-rate securities through virtually any market environment.

FBR'S PROPRIETARY CAPITAL STRATEGIES

FBR's principal investments consisted at year end 2003 of a $10.6 billion portfolio of REIT-qualified residential mortgage-backed securities and a $379 million merchant banking and long-term investment portfolio. Almost all of the earnings from these investments are passed along to shareholders in the form of dividends.

MORTGAGE-BACKED SECURITIES

Capital preservation over the long term is the guiding principle of our investment strategy in mortgage-backed securities. We emphasize maintaining sufficient liquidity in these investments to finance our portfolio through virtually any market environment while, at the same time, seeking to limit interest rate risk and price volatility. With these objectives in mind, the mortgage-backed portfolio is invested in low duration adjustable-rate securities issued and guaranteed as to principal and interest by Ginnie Mae, a government agency, or by Freddie Mac and Fannie Mae — both AAA-rated by Standard & Poor's. Moreover, the portfolio, with a target debt-to-equity ratio of 9–10 times, is not highly leveraged.


59%
Fannie
8%
Ginnie
33%
Freddie
MBS
BY AGENCY
4.6%
4/1 ARM
36.8%
3/1 ARM
14.1%
5/1 ARM
MBS
BY SECURITY
16.4%
1/1 ARM
28.1%
2/1 ARM

MBS PORTFOLIO COMPOSITION

AS OF DECEMBER 31,2003

The mortgage-backed securities are financed through multiple counterparties and Georgetown Funding, a $5 billion dedicated A1+/P1-rated commercial paper conduit we established in 2003 to enhance our overall liquidity and diversify funding sources. In addition, we seek protection against short-term interest rate swings through the use of interest rate swaps. At year end, approximately 43% of our floating rate liabilities were swapped to fixed rates for an average term of about one year.

This strategy was shock tested and performed remarkably well in the third quarter of 2003 when two elements that impact liquidity — prepayment speeds and interest rates — moved against the market at virtually the same moment. Although our average net interest spread for the quarter dropped to 1.25% versus 1.82% for the entire year, we maintained ample liquidity without having to sell securities, a solid demonstration of the strength and soundness of our investment discipline.

Conditions improved in the fourth quarter as asset yields increased with a slowdown in prepayment rates. Despite the extreme conditions of the third quarter, the performance of our mortgage-backed security strategy for the entire year was quite strong. Return on equity was approximately 22%, and cash investment returns of $128 million were generated on an average portfolio of $5.6 billion.

FBR's merchant banking strategy in 2003 involved putting our capital to work along side the capital of investors in selected transactions that our investment banking group underwrote.

MERCHANT BANKING AND LONG-TERM INVESTMENTS

FBR's $379 million principal investing portfolio includes a $269 million merchant banking component and $110 million in long-term investments, including $68 million in alternative fund investments and $42 million in other managed assets.

FBR's merchant banking strategy in 2003 involved putting our capital to work along side the capital of investors in selected transactions that our investment banking group underwrote. This approach provides the firm with a way of generating a greater return on its banking operations, thereby enhancing earnings for FBR shareholders.

At year end, the aggregate value of FBR's merchant banking equities portfolio stood at $269 million, which included $96 million in unrealized gains. During 2003, the portfolio generated a total return of 96%, including, in addition to the unrealized gains, earned dividends and realized gains of $29 million. Notable portfolio additions during the year included a $50 million investment in Fieldstone Mortgage and a $25 million investment in Quanta Insurance.


$109.6
Other Principal Investments
$95.9
Merchant Banking (Unrealized Gains)
LONG-TERM INVESTMENTS
$173.5
Merchant Banking (Invested Capital)

LONG-TERM PRINCIPAL INVESTMENTS $379 MILLION

(YEAR-END 2003)

We focus on determining the intrinsic value

OF A BUSINESS AND PLACE A STRONG EMPHASIS

on discovering how effectively a company's managers have deployed the capital entrusted to them.

OUR APPROACH

FBR has developed one of the most powerful and efficient engines in the securities industry. At the base of this success is a thorough commitment to fundamental intrinsic value-based research and analysis. In our highly disciplined investment decision making process, we focus on determining the intrinsic value of a business, and we place a strong emphasis on discovering how effectively a company's managers have deployed the capital entrusted to them. This discipline is used across all aspects of our business and is the cornerstone of our corporate culture.

It is our belief that this approach has led directly to the remarkable track record established in virtually every aspect of our business. This record includes the investment performance of our mutual funds and hedge funds, our number one ranking for the after-market performance of our underwritten transactions for one-, three- and five-year periods, the depth and breadth of our institutional brokerage distribution capability, and the success of our merchant banking and balance sheet investing strategies. We have demonstrated an ability to rethink and restructure businesses and even whole industry sectors and to invent new and successful companies.

CAPITAL MARKETS SERVICES

Over the last five years, FBR's capital markets businesses have grown rapidly, and we are today a top ten investment banking firm in terms of equity capital raised for our clients. We operate nationally across eight industry sectors that account for more than 80% of equity capital raised in the United States. With well respected investment banking, brokerage, distribution, and research services, we play an important role in supporting the growth of — and interest in — middle market companies, a vitally important and under-served sector of the U.S. economy.


$35.2
$47.8
$68.5
$92.2
$184.6
99
00
01
02
03

LEAD OR SOLE MANAGED AVERAGE DEAL SIZE
(INCLUDING PRIVATE PLACEMENTS)
MILLIONS OF DOLLARS

For each of our industry sectors, our platform includes across-the-board research covering large-cap companies as well as middle-market and small-cap entities. The large cap focus serves our institutional brokerage clients, and it gives our research analysts perspective and context on major industry themes and an understanding of the forces driving a given sector.

INVESTMENT BANKING

FBR's investment banking group focuses on eight industries in which we have developed in-depth expertise, and, as the accompanying charts indicate, our record of growth and performance was outstanding once again in 2003.

During the year FBR engaged in 70 transactions, including 21 merger and acquisition and advisory assignments, with an aggregate value of $8.9 billion. Thirty-five transactions, valued at $6.5 billion, were either sole or lead managed. FBR was the third ranked underwriter of initial U.S. public offerings, and the average size of all our lead or sole managed transactions more than doubled in 2003, rising to $185 million. When considering just initial capital raises — IPOs and 144A institutional equity private placements — the average deal size increased year to year 136% from $136 million to $320 million. These statistics give testimony to the strength and breadth of FBR's origination, structuring and distribution capabilities.

The group's full range of services includes initial public offerings, secondary and follow-on offerings, 144A institutional equity private placements, private equity and PIPEs, high-yield debt and preferred equity, mergers and acquisitions, restructurings and recapitalizations, fairness opinions, and other advisory services. With strong deal flow, the high-yield and preferred equity desks became an important component of our investment banking platform in the past year, raising $2.4 billion in 11 debt and preferred offerings. Also in 2003, as one of the largest underwriters of specialty finance companies, we added a group of professionals to focus on the mortgage component of the asset-backed securities market.

With well respected investment banking, brokerage, distribution, and research services, we play an important role in supporting the growth of – and interest in – middle market companies, a vitally important and under-served sector of the U.S. economy.


4% Diversified Industrials
4% Healthcare
11 % Energy
9% Technology, Media & Telecommunications
9 % Insurance
INVESTMENT BANKING TRANSACTIONS
34% Real Estate
29 % Financial Institutions

TRANSACTIONS COMPLETED BY INDUSTRY

2003 % TO TOTAL


$45.2
$52.5
$76.4
$135.2
$261.4
99
00
01
02
03

INVESTMENT BANKING REVENUE

MILLIONS OF DOLLARS; EXCLUDES INVESTMENT GAINS


$0.6
$0.4
$1.4
$2.6
$6.5
99
00
01
02
03

CAPITAL RAISED AS LEAD OR SOLE MANAGER

BILLIONS OF DOLLARS


Principal
Agency
$74.1
$63.2
$53.4 $53.4
$37.0
99 00 01 02 03

INSTITUTIONAL BROKERAGE REVENUE

MILLIONS OF DOLLARS

INSTITUTIONAL BROKERAGE

FBR's 134-person institutional sales and trading group focuses on equity and high-yield investors in the United States, Canada, and Europe, and in 2003 we extended our reach to the Middle East and Asia. In addition to agency trading in the listed securities markets, we act as market maker in more than 500 NASDAQ and other OTC securities. We rank as one of the largest distributors of the shares of small- and mid-cap companies in public and private securities offerings and have deep trading expertise in the eight vertical industry groups in which our investment banking and research teams specialize.

FBR's research group covers about 500 companies. In addition to company-specific coverage, analysts in each industry sector regularly integrate their research into a single industry overview or "strategist" report. Our analytical coverage includes a large number of small- and mid-cap companies plus companies that represent about 43% of the S&P 500 by market capitalization.


42.8%
30.3%
18.2%
13.5%
11.2%
44 Companies
49 Companies
73 Companies
93 Companies
123 Companies
99 00 01 02 03

RESEARCH COVERAGE: S&P 500 COMPANIES

% OF MARKET VALUE AND NUMBER OF COMPANIES


7.1 %
Diversified
Industrials
14.7 %
Energy
6.3 %
Healthcare
33
68
29
22.7 %
Technology, Media &
Telecommunications
105
INDUSTRY
COMPOSITION
25
54
32.0 %
Financial
Institutions
5.4 %
Insurance
11.7 %
Real Estate

RESEARCH COVERAGE: ALL COMPANIES

2003 % TO TOTAL AND NUMBER OF COMPANIES


7.4 %
Healthcare
11.4 %
Diversified Industrials
6.8 %
Energy
25.3 %
Technology, Media &
Telecommunications
COMMISSION
REVENUE
5.5 %
Insurance
32.4 %
Financial
Institutions
11.2 %
Real Estate/REITs

INSTITUTIONAL BROKERAGE REVENUE BY INDUSTRY

2003 % TO TOTAL

In 2003 — a time when many competing firms were allowing their research coverage to shrink — FBR added 103 companies to its coverage list. We also introduced such new products as *GSEs and Mortgage Mondays*, *FBR Mall Sales Monitor*, and *The Tech Strategist*. These new publications join a distinguished roster that includes, in addition to company briefs and reports, *Energy Trends*, *Healthcare Snapshot*, *Pharmaceutical Weekly*, *Mid-Cap and Community Bank Weekly*, *REIT Weekly*, *Financial Strategist*, and *Investment Services Monthly*.

ASSET MANAGEMENT SERVICES

FBR offers its clients a broad array of managed investment products and services ranging from mutual, hedge, venture capital and private equity funds to individual and institutional assets managed on a separate account basis. Overall, the firm's asset management businesses performed well in 2003, particularly our personal wealth management, mutual fund and hedge fund businesses. Net assets under management (excluding FBR Asset prior to the merger) rose to $2.1 billion at year end, a year-to-year increase of 34%.

PRIVATE CLIENT GROUP

The Private Client Group serves individuals, families and foundations, many of whom control substantial ownership interests in one or more companies, helping them find ways to address liquidity and financial planning issues. In particular, the group provides solution-based strategies to holders of large restricted stock positions who need experienced advisers to help them develop monetization strategies.

The group also provides an array of advisory services to corporate clients relating to restricted stock sales, stock option execution, and stock option plan design and management. Those served by the Private Client Group have complete access to FBR's sophisticated research and trading, new issues, and investment opportunities in FBR-sponsored alternative investments.

PRIVATE WEALTH MANAGEMENT

FBR also serves a growing group of individuals and families with accumulated assets seeking traditional investment management services. Portfolios are run on a non-discretionary basis with the goals of wealth preservation, financial performance and wealth accumulation. Each account is constructed to fit the specific financial situation of the beneficiary from a number of perspectives: risk tolerance, estate management, wealth transfer strategy and tax planning. Once acceptable levels of risk and investment goals have been established, investible funds are allocated among asset classes, and investments are made both through FBR's platform of investment products and through third-party "best of breed" asset managers. A variety of financial tools and resources are utilized for each client to achieve their respective goals.

ALTERNATIVE INVESTMENTS: HEDGE, PRIVATE EQUITY AND VENTURE CAPITAL FUNDS

2003 proved to be an exceptional year for the hedge funds and related offshore funds managed by FBR Investment Management, Inc., an SEC-registered investment adviser subsidiary. Net assets under management in onshore and offshore hedge funds grew by 71%; our hedge funds also did exceptionally well when compared to industry rankings. In the first quarter of 2004, interest in these funds — particularly on the part of institutional investors — surged dramatically as first quarter net asset inflows exceeded inflows for all of 2003.

FBR offers both higher-volatility directional hedge funds — primarily long/short equity funds — and lower volatility arbitrage and fund of funds vehicles. The length of a fund's track record is a key factor in fund inflows. At year end, two of our hedge funds had ten-year records, and two had five-year track records. During the year all these funds earned excellent returns for their investors and high rankings in their respective categories.

Our hedge funds are sold to institutions and sophisticated high net worth investors, and the proportion of institutional investors is steadily increasing. To attract an institutional clientele — mainly corporations, foundations, endowments,

Net assets under management in onshore and offshore hedge funds grew by 71%; our hedge funds also did exceptionally well when compared to industry rankings.

fund of funds managers, and pension funds — we have put in place over the last two years an institutional-quality infrastructure and a dedicated institutional sales team. The 28-person alternative asset group includes independent compliance, risk management and accounting functions.

Net assets under management in FBR's private equity funds rose approximately 20% year to year, and there were substantial net inflows early in 2004. On the venture capital side of the business, FBR has, through its five venture funds, focused on technology and biotechnology companies. The funds have made investments in 56 companies since the inception of FBR's first venture capital limited partnership in 1997, 13 of which have been acquired or taken public through initial offerings.

MUTUAL FUNDS*

In a turnaround year for the mutual fund industry, most domestic stock categories closed out the year with double-digit gains. As typically happens in a market recovery scenario, small cap equities outperformed all other diversified stock fund groups, and the biggest gainers were to be found among technology, consumer services, media and biotech issues.

Against a background of regulatory and performance challenges for many other mutual fund companies, FBR's equity mutual funds did exceptionally well. Overall, assets under management in FBR's equity mutual funds more than doubled during 2003.

In its "Investor's Guide 2004" cover story, *Fortune* magazine listed Dave Ellison, President and Chief Investment Officer of FBR Mutual Funds, as one of the "50 great investors" in the mutual fund industry. In 2003, Mr. Ellison was also either featured or quoted — or the funds he manages were written about — in *Kiplinger's Personal Finance*, *Money*, *Business Week*, *The New York Times*, *Smart Money*, and *CBS Market Watch*.

Early in 2004, the FBR mutual funds were reorganized into a single registered investment company to improve efficiency through combined management and marketing, and in January we launched the FBR Small Cap Technology Fund, which will invest in technology companies with market capitalizations of less than $3 billion. The pattern of significant new inflows has continued into 2004, and in February — historically a weak month — a record $75 million was invested in FBR funds.

** Investors should consider the investment objectives, risks, charges and expenses carefully before investing. This and other important information about the Investment Company can be found in the prospectus. To obtain a free prospectus call 888.200.4710, read it carefully. Small capitalization stocks as a group may not respond to market rallies or downturns as much as other types of investments. Fund investments which are focused in the financial services industry may be adversely affected by regulatory or other market conditions such as interest rates.*

The FBR Funds are distributed by FBR Investment Services, Inc.

Financial Information

CAUTIONS ABOUT FORWARD-LOOKING INFORMATION

This Annual Report includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "plans," "estimates" or "anticipates" or the negative of those words or other comparable terminology. Statements concerning projections, future performance developments, events, revenues, expenses, earnings, run rates, and any other guidance on present or future periods constitute forward-looking statements. Such statements include, but are not limited to, those relating to the effects of growth, our principal investing activities, levels of assets under management and our current equity capital levels. Forward-looking statements involve risks and uncertainties. You should be aware that a number of important factors could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities markets, competition among Financial services firms for business and personnel, the high degree of risk associated with venture capital investments, the effect of demand for public offerings, mutual fund and 401(k) pension plan inflows or outflows in the securities markets, volatility of the securities markets, available technologies, the effect of government regulation and of general economic conditions on our own business and on the business in the industry areas on which we focus, fluctuating quarterly operating results, the availability of capital to us and risks related to online commerce. We will not necessarily update the information presented in this Annual Report if any of these forward looking statements turn out to be inaccurate. Risks affecting our business are described throughout our 2003 Form 10-K, especially in the section entitled "Risk Factors" beginning on page 20 of the Form 10-K. The entire Form 10-K, including the Consolidated Financial Statements and the notes and any other documents incorporated by reference into the Form 10-K should be read for a complete understanding of our business and the risks associated with that business. Our Form 10-K is available on our web site www.fbr.com or, at no charge by sending a written request to Investor Relations, Friedman, Billings, Ramsey Group, Inc., 1001 Nineteenth Street North, Arlington, Virginia 22209, fax 703.469.1081.

CONTENTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Dollars in thousands, except per share amounts)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Consolidated Statements of Operations					
Revenues:					
Investment banking:					
Underwriting	$117,296	$ 76,556	$ 47,853	$ 21,086	$ 22,642
Corporate finance	144,086	58,595	28,534	31,404	22,541
Investment gains	17,204	8,725	6,762	1,453	3,853
	278,586	143,876	83,149	53,943	49,036
Institutional brokerage:					
Principal transactions	23,965	27,512	26,330	32,319	22,058
Agency commissions	50,178	35,672	27,084	21,084	14,988
	74,143	63,184	53,414	53,403	37,046
Asset management:					
Base management fees	24,782	28,956	19,744	9,719	9,409
Incentive allocations and fees	14,205	14,258	3,628	1,673	1,577
Net investment income (loss)	22,484	16,276	9,532	10,843	(5,268)
Technology sector net investment and incentive income (loss)	(1,591)	(5,622)	(18,100)	41,614	36,398
	59,880	53,868	14,804	63,849	42,116
Principal investment:					
Interest	168,393	—	—	—	—
Realized gains	32,276	—	—	—	—
Dividends	5,019	—	—	—	—
	205,688	—	—	—	—
Other	10,228	7,275	9,422	9,695	10,768
Total revenues	628,525	268,203	160,789	180,890	138,966
Interest expense	68,995	2,073	1,083	1,665	1,323
Revenues, net of interest expense	559,530	266,130	159,706	179,225	137,643
Expenses:					
Compensation and benefits	226,389	147,072	108,112	109,768	98,424
Business development and professional services	43,044	30,589	28,879	19,229	23,582
Clearing and brokerage fees	7,014	5,353	7,087	6,207	4,693
Occupancy and equipment	9,585	8,838	10,852	9,544	6,674
Communications	10,574	8,185	5,832	5,085	4,323
Other operating expenses	16,919	10,652	9,415	7,147	6,918
Restructuring and software impairment charges	—	—	5,151	—	—
Total expenses	313,525	210,689	175,328	156,980	144,614
Net income (loss) before taxes and extraordinary gain	246,005	55,441	(15,622)	22,245	(6,971)
Income tax provision (benefit)	44,591	3,035	(1,760)	4,163	—
Net income (loss) before extraordinary gain	201,414	52,406	(13,862)	18,082	(6,971)
Extraordinary gain	—	1,413	1,148	—	—
Income tax provision on extraordinary gain	—	536	—	—	—
Net income (loss)	$201,414	$ 53,283	$ (12,714)	$ 18,082	$ (6,971)

SELECTED CONSOLIDATED FINANCIAL INFORMATION — CONTINUED

(Dollars in thousands, except per share amounts)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data					
Assets:					
Cash and cash equivalents	$ 92,688	$ 90,007	$ 46,246	$ 52,337	$ 43,743
Mortgage-backed securities, at fair value	10,551,570	—	—	—	—
Marketable trading securities	4,932	8,298	15,706	18,447	6,137
Long-term investments	379,002	150,447	119,982	142,950	135,723
Other	305,421	157,433	110,024	38,485	40,753
Total assets	$11,333,613	$406,185	$291,958	$252,219	$226,356
Liabilities:					
Accounts payable and other liabilities	$ 159,781	$108,882	$ 66,411	$ 36,733	$ 34,358
Repurchase agreements	5,095,676	16,352	—	—	—
Commercial paper	4,397,993	—	—	—	—
Interest rate swaps	5,366	—	—	—	—
Dividends payable	56,744	—	—	—	—
Short-term debt	—	10,588	21,165	—	—
Long-term debt	54,189	5,266	5,694	—	—
Trading account securities sold short	9,525	19,932	13,377	930	3,029
Total liabilities	9,779,274	161,020	106,647	37,663	37,387
Shareholders' equity	1,554,339	245,165	185,311	214,556	188,969
Total liabilities and shareholders' equity	$11,333,613	$406,185	$291,958	$252,219	$226,356
Statistical Data					
Basic earnings (loss) per share before extraordinary gain	$ 1.68	$ 1.14	$ (0.29)	$ 0.37	$ (0.14)
Diluted earnings (loss) per share before extraordinary gain	$ 1.63	$ 1.08	$ (0.29)	$ 0.36	$ (0.14)
Basic earnings (loss) per share	$ 1.68	$ 1.16	$ (0.27)	$ 0.37	$ (0.14)
Diluted earnings (loss) per share	$ 1.63	$ 1.10	$ (0.27)	$ 0.36	$ (0.14)
Book value per share (1)	$ 9.41(2)	$ 5.28(2)	$ 4.06(2)	$ 4.34	$ 3.86
Total employees (1)	494	481(3)	433(3)	386	390
Net revenue per employee	$ 1,133	$ 587	$ 393	$ 466	$ 372
Pre-tax return on average equity	27%	26%	(8)%	11%	(4)%
Compensation and benefits expense as a percentage of net revenues	40%	55%	68%	61%	72%
Basic weighted average shares outstanding (in thousands)	119,801	46,098	47,466	49,162	48,872
Diluted weighted average shares outstanding (in thousands)	123,307	48,442	47,466	50,683	48,872

(1) As of end of the period reported.

(2) Excludes employee stock and purchase loan receivable of $8.3 million, $24.2 million and $22.2 million as of December 31, 2003, 2002 and 2001, respectively, and 1.3 million shares, 4.0 million shares and 4.0 million shares, respectively, pledged as collateral.

(3) Includes 16, 59 and 54 employees of FBR National Trust as of December 31, 2003, 2002 and 2001, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Friedman, Billings, Ramsey Group, Inc. is a national investment bank that provides investment banking, institutional brokerage and asset management services and invests as principal in mortgage-backed securities (MBS) and merchant banking investments. When we use the terms "FBR," "we" "us" and "our," we mean Friedman, Billings, Ramsey Group, Inc. and its consolidated subsidiaries. We conduct our principal investing activities at the parent company level, which has elected Real Estate Investment Trust (REIT) status for U.S. federal income tax purposes (Principal Investing). We conduct our investment banking and institutional brokerage activities (the Capital Markets Group) and investment management and advisory activities (the Asset Management Group) in taxable REIT subsidiaries. The Asset Management Group also holds investments, as principal, in several of the funds that it manages and other investments acquired in connection with its business. The REIT parent also invests in some of these funds. Our company operates primarily in the United States and Europe.

Executive Summary

On March 31, 2003, we were formed through the merger of two existing companies, both engaged in related businesses and both managed by the Friedman, Billings, Ramsey Group, Inc. (Pre-Merger FBR) management team. Prior to the merger, FBR Asset Investment Corporation (FBR Asset) was a New York Stock Exchange listed REIT externally managed by a subsidiary of Pre-Merger FBR with a primary focus in mortgage-backed securities and merchant banking investments in debt and equity securities. Pre-Merger FBR was a New York Stock Exchange listed company engaged in the investment banking, institutional brokerage and asset management business. Upon completion of the merger, the surviving corporation assumed the name Friedman, Billings, Ramsey Group, Inc. and succeeded to the REIT status of FBR Asset for U.S. federal income tax purposes.

With the merged businesses combined into one capital base, our operations are virtually identical to the activities of Pre-Merger FBR and FBR Asset. Our investment banking, institutional brokerage and asset management businesses are conducted through taxable REIT subsidiaries and pay full income tax on their earnings at statutory corporate income tax rates. Our mortgage-backed securities and merchant banking businesses are conducted at the parent REIT level, generating and distributing their earnings as dividends to shareholders before taxes. This structure provides shareholders a security that pays a dividend at the REIT parent level and, at the taxable REIT subsidiary level, offers the possibility for growth through the ability to retain and reinvest after-tax earnings. (See further discussion below as well as Note 3 to our Consolidated Financial Statements for additional detail regarding the merger.)

For the year ended December 31, 2003 our net income was $201.4 million, or $1.68 (basic) and $1.63 (diluted) per share, compared to $53.3 million, or $1.16 (basic) and $1.10 (diluted) per share, for the year ended December 31, 2002.

We declared quarterly dividends of $0.34 per share in April, June, September and December 2003. For the full year, we declared a total of $1.36 per share in dividends and increased our book value per share by 78% from $5.28 at December 31, 2002 to $9.41 at December 31, 2003. The dividends and increase in book value per share provided a 104% total return on equity to shareholders in 2003.

In August 2003 we created Georgetown Funding LLC (Georgetown Funding), an A1+/P1 commercial paper conduit we administer that enables us to finance up to $5 billion of mortgage-backed securities through commercial paper issuances. At December 31, 2003, such commercial paper borrowings totaled $4.4 billion.

We completed a $450 million follow-on equity offering in October 2003, issuing 26.5 million shares of common stock, and increased shareholders' equity to $1.6 billion as of December 31, 2003. We had 165.2 million shares outstanding at December 31, 2003 and weighted average diluted shares outstanding during the year were 123.3 million.

Our performance in 2003 is attributable to a number of factors, including the merger, the continued growth and success of each of our businesses, particularly the investment and merchant banking businesses, and the performance of our MBS investment business despite a challenging third quarter environment which saw extremely high MBS prepayment speeds.

Capital Markets

For the full year in investment banking, we were ranked as the No. 3 lead manager of IPOs[1] and the No. 10 lead manager for all public equity offerings[2] (ranked by dollar volume according to Dealogic/CommScan EquiDesk). In addition, we raised approximately $2.5 billion in equity for issuers in institutional private placements during the year. For the full year, investment banking revenues totaled $278.6 million versus $143.9 million in 2002. We seek to lead-manage (or act as the sole managing underwriter of) public offerings and private placements to maximize our share of the resulting fee revenues. As of December 31, 2003, we had a pipeline of over $5 billion for lead managed equity capital raises and merger and acquisition transactions.

Our institutional brokerage revenues totaled $74.1 million during 2003, an increase of 17% over the 2002 total of $63.2 million. These results were achieved despite the continuation of industry-wide pricing pressure in this part of the business. Illustrating this market condition is the fact that our customer share trading volume increased 32% year over year.

Our investment banking and institutional brokerage businesses are focused in the financial services, real estate, technology, healthcare, energy and diversified industries sectors. Historically, we have focused on small and mid-cap stocks, although our research coverage and associated brokerage activities increasingly involve larger-cap stocks. By their nature, our business activities are highly competitive and are not only subject to general market conditions, volatile trading markets, and fluctuations in the volume of market activity, but also to the conditions affecting the companies and markets in our areas of focus. As a result, our capital markets revenues and profits can be subject to significant volatility from period to period.

Asset Management

Our asset management business also performed well during the year. Assets under management, which are the drivers of our fee revenue, increased in both our mutual fund and our hedge fund businesses. Net assets under management (excluding FBR Asset prior to the merger) increased from $1.5 billion at December 31, 2002 to $2.1 billion at December 31, 2003, a 34.3% year over year increase. Total base and incentive fees increased by 47.1% to $30.6 million in 2003 from $20.8 million in 2002 (excluding fees from FBR Asset of $8.4 million and $22.4 million, respectively).

Our asset management revenues and net income are subject to substantial positive and negative fluctuations due to a variety of factors that cannot be predicted with great certainty. These factors include the overall condition of the economy and the securities markets as a whole and the sectors on which we focus. This condition can in turn influence inflows and outflows of assets under management, and the performance of our asset management funds. For example, a significant portion of the performance based or incentive revenues in our asset management business that we recognize from our hedge fund, venture capital and private equity activities is based on the value of securities held in the funds we manage. The value of these securities includes unrealized gains or losses that may change from one period to another.

---

1 Source is Dealogic/CommScan EquiDesk. Relates to total dollar amount, with over-allotment, of U.S. IPOs priced between January 1, 2003 and December 31, 2003, with apportioned amount to all bookrunners, excluding American Depository Receipts and closed-end funds.

2 Source is Dealogic/CommScan EquiDesk. Relates to total dollar amount, with over-allotment, of U.S. IPOs and secondaries/follow-ons priced between January 1, 2003 and December 31, 2003, with apportioned amount to all bookrunners, excluding American Depository Receipts and closed-end funds.

Principal Investing

Relative to principal investing, we invest and plan to continue to invest in mortgage-backed securities that are guaranteed as to principal and interest by Fannie Mae, Freddie Mac or Ginnie Mae. We also invest in equity securities of, and make senior secured, mezzanine and other loans to, real estate and non-real estate companies, subject to maintaining REIT qualification.

We constantly evaluate the rates of return that can be achieved in each investment category and for each individual investment in which we participate. At this time, based on the interest rate environment and the shape of the yield curve, our mortgage-backed securities investments have provided us with higher relative rates of return than most other investment opportunities we have evaluated. Consequently, we have maintained a high allocation of our assets and capital in this sector. We intend to continue to evaluate investment opportunities against the returns available in each of our investment alternatives and endeavor to allocate our assets and capital with an emphasis toward the highest risk-adjusted return available. This strategy will cause us to have different allocations of capital in different environments.

Our MBS investment strategy is based on investing primarily in adjustable rate mortgage-backed securities guaranteed as to principal and interest by Fannie Mae, Freddie Mac, or Ginnie Mae, financed by short-term repurchase agreement and commercial paper borrowings. At December 31, 2003, the fair value of our mortgage-backed securities portfolio totaled $10.6 billion and our corresponding repurchase agreement and commercial paper liabilities (issued by Georgetown Funding) were $9.5 billion, resulting in leverage (debt to allocated equity) in the mortgage backed portfolio of approximately 9 to 1 at the end of the year. Our overall leverage was approximately 6 to 1 at December 31, 2003. The weighted average life of the MBS at December 31, 2003 was 2.02 years. Also at year-end, effective duration (a measure of interest rate sensitivity) of our MBS portfolio was 0.94.

We use interest rate swap agreements to mitigate the impact of changes in short term interest rates on our cost of financing. At year-end, we had $4.1 billion notional of pay-fixed, receive-floating interest rate swaps outstanding with a 1.44% funding rate and a weighted average maturity of 314 days. Including the effect of interest rate swaps, the weighted average time to repricing of the repurchase agreement and commercial paper borrowings was 152 days as of year-end.

Net interest income from investments in MBS totaled $99.4 million in 2003. Of this, only $0.8 million was derived from the period before the merger and $98.6 million from the nine month period following the merger. The following provides additional detail regarding our MBS investments and related commercial paper and repurchase agreement borrowings for the year ended December 31, 2003.

	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003	Full Year 2003
Weighted Average MBS Coupon	4.45%	4.78%	4.42%	4.15%	4.42%
Weighted Average effective yield on MBS investments	3.42%	3.22%	2.37%	3.46%	3.01%
Weighted Average cost of funds—repurchase agreement and commercial paper borrowings (including interest rate swaps)	1.31%	1.26%	1.12%	1.21%	1.19%
Weighted Average net spread	2.11%	1.96%	1.25%	2.25%	1.82%
Average Constant Prepayment Rate[1]	36.0CPR	34.6CPR	41.3CPR	27.2CPR	34.8CPR
Weighted Average MBS (in billions)	$0.29	$6.23	$7.91	$8.23	$5.65
Weighted Average Repurchase Agreement and Commercial Paper Borrowings (in billions)	$0.26	$5.95	$7.75	$7.60	$5.42

1 Constant Prepayment Rate (CPR). Annualized equivalents of single monthly mortality (SMM). CPR attempts to predict the percentage of principal that will prepay over the next 12 months based on historical principal paydowns. CPR is measured on 1 month, 3 month, 6 month, 12 month, or since issue basis. We currently use one month CPR in calculating our monthly premium/discount amortization.

In our merchant banking portfolio, we generated dividends of $5.0 million during the year ended December 31, 2003 and realized gains of $24.5 million relating to equity investments. Our merchant banking portfolio and other long-term investments totaled $379 million at December 31, 2003, or 24% of our equity. Of this total, $269.5 million was held in the merchant banking portfolio, $76.8 million was held in funds that we manage or otherwise related to our asset management business, $26.6 million was held in broker-dealer investments received in connection with investment banking transactions, and $6.1 million represented other cost method investments. Net unrealized gains in the merchant banking portfolio included in accumulated other comprehensive income totaled $96.0 million as of December 31, 2003.

Looking forward, we anticipate that full deployment of allocated capital in the MBS strategy, combined with historical returns from merchant banking, should provide the opportunity for REIT (parent) level income in 2004 to exceed its current annual dividend of $1.36 per share. REIT level earnings exceeding the current dividend would typically be paid out to shareholders in the form of a special dividend. Additionally, we believe that based upon our current investment banking pipeline, increased levels of institutional brokerage commissions, new marketing and branding initiatives, and the continuation of strong after-market underwriting performance of our lead-managed underwriter transactions, we can continue to have success in growing our capital markets businesses.

We continually evaluate each of our businesses across varying market conditions for competitiveness, profitability and alignment with our long-term strategic objectives, including the diversification of revenue sources. We believe that it is important to diversify and strengthen our revenue base by increasing the segments of our business that offer a recurring and more predictable source of revenue. Our merger reflects this strategy to diversify and strengthen our revenue base. We may choose, from time to time, to reallocate resources based on the opportunities for profitability and revenue growth for each of our businesses relative to our commitment of resources.

Operating Groups

Capital Markets Group

Our capital markets activities consist of investment banking and institutional brokerage (including research).

Investment Banking

Our investment banking (underwriting and corporate finance) activities consist of a broad range of services, including public and private capital raising transactions that include a wide variety of securities, and financial advisory services in merger, acquisition, restructuring and strategic partnering transactions. During 2003, we completed or advised on 96 investment banking transactions including 34 lead or sole-managed public underwritings or private placements, 15 co-managed public underwritings, and executed 21 merger and acquisition (M&A) and advisory transactions and 26 underwriting transactions as a syndicate or selling group member, representing $8.9 billion of aggregate transaction value, including $8.4 billion in public underwritings and private placements.

During 2003, we lead-managed or co-managed 40 public offerings: 10 initial public offerings (IPO) and 30 secondary (or follow-on equity, trust preferred and debt) offerings raising approximately $5.9 billion and generating $117.3 million in revenues and acted as private placement agent or 144A initial purchaser in 9 non-public transactions, raising $2.5 billion and generating $129.3 million in revenues. We also advised on 21 M&A and other advisory assignments generating $14.8 million in revenues. The average size of transactions in which we acted as lead or sole manager (public underwritings) or initial purchaser/placement agent (144A) increased from $91.9 million in 2002 to $156.0 million in 2003.

The following table shows details of our investment banking revenues for the years indicated (dollars in thousands):

Investment Banking Revenues

	2003	2002	2001	2000	1999
Revenues:					
Public Underwritings					
Initial public offerings	$ 79,206	$ 2,414	$ 9,926	$ 8,343	$ 8,910
Secondary (follow-on) public offerings	29,448	73,719	37,927	10,234	12,407
High yield debt & preferred	8,642	423	—	2,509	1,325
Total Underwriting	117,296	76,556	47,853	21,086	22,642
Non-Public Capital Raising and M&A					
High yield debt & preferred	—	—	—	—	4,428
M&A and advisory services	14,815	19,744	9,753	22,511	14,554
Institutional private equity placements	129,271	38,851	18,781	8,893	3,559
Total Corporate finance	144,086	58,595	28,534	31,404	22,541
Investment gains	17,204	8,725	6,762	1,453	3,853
Total Investment Banking	$278,586	$143,876	$83,149	$53,943	$49,036
Capital raising	$246,567	$115,407	$66,634	$29,979	$30,629
M&A, restructuring, other advisory and investment gains	32,019	28,469	16,515	23,964	18,407
Total Investment Banking	$278,586	$143,876	$83,149	$53,943	$49,036

Institutional Brokerage

In addition to our investment banking activities, we also offer institutional brokerage services to customers. Revenues related to these services are (dollars in thousands):

Institutional Brokerage Revenues

	2003	2002	2001	2000	1999
Principal sales credits	$23,817	$26,575	$24,310	$25,453	$24,305
Trading gains and losses, net	148	937	2,020	6,866	(2,247)
Total principal transactions	23,965	27,512	26,330	32,319	22,058
Agency commissions	50,178	35,672	27,084	21,084	14,988
Total Institutional Brokerage	$74,143	$63,184	$53,414	$53,403	$37,046
Principal and agency, excluding trading gains and losses	$73,995	$62,247	$51,394	$46,537	$39,293
Trading gains and losses, net	148	937	2,020	6,866	(2,247)
Total Institutional Brokerage	$74,143	$63,184	$53,414	$53,403	$37,046

Asset Management Group

Our asset management activities consist of managing and investing in a broad range of pooled investment vehicles, including mutual funds, hedge funds, venture capital and private equity funds and separate accounts.

During 2003, asset management revenue increased 11.1% over 2002, despite the elimination of fees and investment income from FBR Asset following the merger.

Our total net assets under management, excluding FBR Asset, increased 34% from $1.5 billion at December 31, 2002 to $2.1 billion at December 31, 2003, due primarily to the growth in equity mutual fund assets under management during 2003 (dollars in millions):

Assets Under Management

	December 31, 2003		
	Productive Capital (1)	Gross (2)	Net (3)
Managed accounts	$ 60.6	$ 60.7	$ 60.7
Hedge and offshore funds	277.2	330.2	277.2
Mutual funds			
Equity	1,210.2	1,221.3	1,210.1
Fixed Income and money market	432.4	433.2	432.4
Private equity funds	91.9	42.9	37.5
Technology sector funds	55.3	50.3	43.3
Total	$2,127.6	$2,138.6	$2,061.2

	December 31, 2002		
	Productive Capital (1)	Gross (2)	Net (3)
Managed accounts (excluding FBR Asset)	$1,172.0	$1,172.0	$ 118.9
Hedge and offshore funds	162.4	247.0	162.4
Mutual funds			
Equity	587.6	590.8	587.6
Fixed Income and money market	585.7	597.7	585.7
Private equity funds	91.2	34.7	30.9
Technology sector funds	249.0	63.8	48.2
Total	$2,847.9	$2,706.0	$1,533.7

Notes

(1) Productive capital assets under management represent the amount of actual or committed capital that determines the respective investment vehicles' base management fees payable to us. The productive capital base for each vehicle is determined by the terms of its specific agreement (which is generally a partnership, operating or management agreement). For technology sector funds and certain private equity funds the productive capital represents primarily committed capital, in some mature technology sector funds productive capital is based on actual assets.

(2) Gross assets under management represent the amount of actual gross assets of our proprietary investment partnerships and mutual funds including leverage.

(3) Net assets under management represent gross assets under management, net of any repurchase agreement debt, margin loans, securities sold but not yet purchased, lines of credit, and any other liabilities.

We generate fees from our asset management activities in two ways. First, we receive management fees for the management of investment vehicles' or accounts, including hedge, private equity and venture capital funds, mutual funds, and separate accounts, based upon the amount of capital committed or under management. Additionally, during 2001 we began earning mutual fund administrative servicing fees from mutual funds for which we provide certain administrative services. These fees are earned primarily on mutual funds we manage. This revenue is recorded in base management fees in our statements of operations.

Second, based on the performance of certain investment vehicles we receive incentive income based upon their operating results. Incentive income from investment partnerships represents special allocations, generally 20%, of realized and unrealized gains over a hurdle or target return, to our capital accounts as managing partner of the partnerships. This special allocation is sometimes referred to as "carried interest" and is recorded in incentive allocations and fees in our statements of operations. Technology sector funds incentive allocations are reported in technology sector net investment and incentive income (loss) in our statements of operations.

In addition to fee revenue, we receive investment returns from investments as principal in several of the funds we manage.

Base management fees are earned on our productive capital assets under management and are determined based on a percentage of actual or committed capital, excluding, in some cases, our own investment and certain other affiliated capital. The percentages used to determine our base fee vary from vehicle to vehicle (from 0.40% for an equity mutual fund to 2.5% for two of our venture capital funds). We earn base management fees from our managed vehicles monthly or quarterly, and generally receive base management fees quarterly or semi-annually. We recorded $24.8 million in base management fees (including mutual fund administrative fees) for the year ended December 31, 2003, of which $2.8 million related to FBR Asset during the period prior to the merger. During 2003, the base management fees, excluding FBR Asset, on our managed assets as a percentage of ending productive capital assets under management increased from 0.71% to 1.02%. The base management fees on our managed assets as a percentage of net assets under management decreased from 1.32% to 1.07%. Our annualized effective fee during the fourth quarter of 2003 on the December 31, 2003 productive capital assets under management was 1.13, and on net assets under management was 1.19%.

In addition to base management fees, we recorded $14.2 million of non-technology sector incentive allocations and fees of which $5.6 million related to FBR Asset during the period prior to the merger for the year ended December 31, 2003.

During 2003, we recorded net investment income in our asset management business (excluding technology sector investment losses of $1.3 million) of $22.5 million. Excluding technology sector investment losses and related investments, during 2002 net investment income totaled $16.3 million. Under the equity method of accounting, we record allocations for our proportionate share of the earnings or losses of the hedge, private equity and venture funds and other partnerships that we manage. Income or loss allocations are recorded in net investment income (loss) in our statements of operations. The portion of technology sector funds income and losses is reported in technology sector net investment and incentive income (loss) in our statements of operations.

The incentive allocations and gains/(losses) in our managed investment partnerships are determined, in part, by the value of securities held by those partnerships. To the extent that these partnerships hold securities of public companies that are restricted as to resale due to contractual lock-ups, regulatory requirements including Rule 144 holding periods, or for other reasons, these securities are generally valued by reference to the public market price, subject to discounts to reflect the restrictions on liquidity. These discounts are sometimes referred to as haircuts. As the restriction period runs, the amount of the discount is generally reduced. We review these valuations and discounts quarterly.

Principal Investments

Our principal investing activity (other than investments in our asset management business) consists primarily of mortgage-backed securities and merchant banking investments.

Mortgage-Backed Securities

At December 31, 2003, we owned mortgage-backed securities guaranteed as to principal and interest by Fannie Mae, Freddie Mac, or Ginnie Mae that had a market value of $10.6 billion, and had borrowed $5.1 billion through repurchase agreements and $4.4 billion though commercial paper to finance our investment in those securities. Mortgage-backed securities differ from other forms of traditional debt securities, which normally provide for periodic payments of interest in fixed amounts with principal payments at maturity or on specified call dates. Instead, mortgage-backed securities provide for a monthly payment that consists of both interest and principal. In effect, these payments are a "pass-through" of the monthly interest and principal payments made by borrowers on their mortgage loans, net of any fees paid to the issuer, servicer or guarantor of the mortgage backed securities. Our mortgage-backed securities (excluding principal receivable) at December 31, 2003, are summarized below (dollars in thousands):

Mortgage-Backed Securities

Descriptive Title(1)	Face Amount	Market Value	Nominal Yield(2)	Weighted Average Life (years)	Expected Effective Duration	Relevant Prepayment Assumptions(3)
HYBRID ARMS	$10,291,203	$10,458,285	4.00%	2.02	0.94	18.3 CPR

Notes

(1) All of the mortgage-backed securities are backed by pools of adjustable rate mortgages and are principal and interest paying instruments.

(2) The nominal yield is the internal rate of return of the security based on the given market price. It is the simple discount rate that equates a security price (inclusive of accrued interest) with its projected cash flows. For a mortgage product, it represents the yield for a given yield curve environment based on prepayments for that environment.

(3) Constant Prepayment Rate (CPR). Annualized equivalents of single monthly mortality (SMM). CPR attempts to predict the percentage of principal that will prepay over the next 12 months based on historical principal paydowns. CPR is measured on 1 month, 3 month, 6 month, 12 month, or since issue basis. We currently use one month CPR in calculating our monthly premium/discount amortization. The amount specified represents the one month CPR as of December 2003. During 2003, the average one month CPR was 34.8.

As the table shows, the average nominal yield (as defined in footnote 2 to the table above) on the mortgage-backed securities portfolio at December 31, 2003, was 4.00%. The yield is based on the anticipated life of the securities. The actual life of the mortgage-backed securities is reduced if the mortgage loans underlying the securities are prepaid faster than anticipated at the time the securities were acquired.

Our mortgage-backed securities (excluding principal receivable) at December 31, 2003, are further summarized below (dollars in thousands):

Mortgage-Backed Securities by Agency

Agency	Face Amount	Market Value
Fannie Mae	$6,095,383	$6,189,457
Freddie Mac	3,373,276	3,437,074
Ginnie Mae	822,544	831,754

Merchant Banking and Other Long-Term Investments

As of December 31, 2003, our long-term investments totaled $379.0 million, an increase of 152% from $150.4 million at December 31, 2002. This increase is primarily the result of the merger with FBR Asset, principal investments made during the year, and appreciation in equities both acquired in the merger and subsequently during 2003.

The following table provides additional detail regarding our merchant banking and long-term investments (dollars in thousands).

Merchant Banking and Other Long-Term Investments

	December 31, 2003		
Merchant Banking Investments	**Shares**	**Cost Basis**	**Fair Value**
Accredited Home Lenders Holding Company (1), (2)	510,697	$ 4,080	$ 15,627
American Financial Realty Trust	3,763,441	39,554	64,167
AmeriCredit Corp.	3,200,000	10,560	50,976
Cmet (1), (2)	50,000	4,650	4,650
Fieldstone (1), (2)	3,584,229	50,000	50,000
Franklin Bank Corporation (1)	600,000	6,000	11,400
MCG Capital Corporation	625,000	6,100	12,244
Oxford Finance Corporation (2)	500,000	3,750	3,750
Quanta Capital Holdings (1), (2)	2,688,172	25,000	25,000
Saxon Capital, Inc.	1,000,000	12,930	20,950
Private debt investments		7,500	7,500
Other		3,382	3,186
		$173,506	$269,450
Investment partnership interests accounted for under the equity method			67,756
Investment partnership interests accounted for under the cost method			2,076
Investment Banking investment securities			26,601
Cost method investments			13,119
Total long-term investments			$379,002

Notes

(1) As of December 31, 2003, we are restricted from selling our shares based on the terms of our purchase.

(2) As of December 31, 2003, these shares are not registered for public trading.

Results of Operations

Revenues

Our revenues consist primarily of underwriting revenue, corporate finance fees and investment gains in investment banking; agency commissions and principal transactions in institutional brokerage; base management fees, incentive allocations and fees, net investment income and technology sector net investment income and incentive income in asset management; and interest income on MBS, dividend income and realized gains from merchant banking investments.

Revenue from underwriting and corporate finance transactions is substantially dependent on the market for public and private offerings of equity and debt securities in the sectors within which we focus our efforts. Agency commissions are dependent on the level of trading volume and penetration of our institutional client base by research, sales and trading. Principal brokerage transactions are dependent on these same factors and on NASDAQ trading volume and spreads in the securities of such companies; net trading gains and losses are dependent on the market performance of securities held, as well as our decisions as to the level of market exposure we accept in these securities. Asset management revenues are dependent on the level of the productive capital on which our base management fees are calculated, the amount and performance of capital on which we have the potential to generate incentive income, and the amount of our own long-term investments in asset management funds and the performance of those investments. Our asset management vehicles are subject to market risk caused by illiquidity and volatility in the markets in which they would seek to sell financial instruments. Revenue earned from these activities, including unrealized gains that are included in the incentive income portion of our asset management revenues and in net gains and losses, may fluctuate as a result. Accordingly, our revenues in these areas have fluctuated, and are likely to continue to fluctuate, based on these factors.

Investment Banking

Underwriting revenue consists of underwriting discounts, selling concessions, management fees and reimbursed expenses associated with underwriting activities. We act in varying capacities in our underwriting activities, which, based on the underlying economics of each transaction, determine our ultimate revenues from these activities. When we are engaged as lead-manager of an underwriting, we generally bear more risk and earn higher revenues than if engaged as a co-manager, an underwriter (syndicate member) or a broker-dealer included in the selling group.

Corporate finance revenues consist of institutional private placement, M&A, restructuring mutual-to-stock conversion and other corporate finance advisory fees and reimbursed expenses associated with such activities. Corporate finance fees have fluctuated, and are likely to continue to fluctuate, based on the number and size of our completed transactions.

Investment banking investment gains consist of realized and unrealized gains and losses on investment banking investment securities. In connection with certain capital raising transactions, we have received and hold warrants for the stock of the issuing companies, which are generally exercisable at the respective offering price of the transaction. Similarly, we may receive and hold shares of the issuing companies. For restricted warrants and shares, including private company warrants and shares, we carry the securities at fair value based on internal valuation models and estimates made by management. Due to the restrictions on the warrants and the underlying securities, and the subjectivity of these valuations, these warrants may have nominal values. We value warrants to purchase publicly traded stocks, where the restriction periods have lapsed, using an undiscounted Black-Scholes valuation model.

Institutional Brokerage

Principal transactions consist of a portion of dealer spreads attributed to the securities trading activities of FBR & Co. as principal in NASDAQ-listed and other securities, and are primarily derived from FBR & Co.'s activities as a market-maker. Trading gains and losses are combined and reported on a net basis as part of principal transactions. Gains and losses result primarily from market price fluctuations that occur while holding positions in FBR & Co.'s trading security inventory.

Agency commissions consist of revenue resulting from executing stock exchange-listed securities and other transactions as agent.

Asset Management

We receive asset management revenue in our capacity as the investment manager to advisory clients, including our mutual funds, as general partner of several hedge, private equity and venture capital investment partnerships and as administrator to mutual funds. Management fees and incentive income on investment partnerships have been earned from entities that have invested primarily in the securities of companies engaged in the financial services, real estate and technology sectors. Incentive income is likely to fluctuate with the performance of securities in these sectors.

Asset management investment income and losses are combined and reported on a net basis. Income and losses primarily represent our proportionate share of income or loss related to investments in proprietary investment partnerships.

Principal Investing

Principal investing interest income relates primarily to our portfolio of mortgage-backed securities. Principal investing dividends relate to our portfolio of merchant banking investments and realized gains relate to mortgage-backed securities and merchant banking investments. As of December 31, 2003, we had $96.0 million of unrealized gains related to merchant banking equity investments accounted for as available-for-sale, recorded in accumulated other comprehensive income. Upon the sale of these securities or in the event a decline in value below our cost basis is deemed other than temporary, the resulting difference between the cost and fair value will be recorded as a realized gain or loss in our statement of operations.

Other Revenue

Other revenue primarily includes interest and dividends on non-MBS or merchant banking investments and fees earned by our online broker-dealer.

Expenses

Compensation and benefits expense includes base salaries as well as incentive compensation paid to sales, trading, research, asset management, and investment banking professionals and to executive management. Incentive compensation varies primarily based on revenue production and net income. Salaries, payroll taxes and employee benefits are relatively fixed in nature. During 2003, certain of our executive officers were eligible for bonuses under the Key Employee Incentive Plan (the Key Employee Plan). During 2003, we recorded $21.5 million with respect to executive officer compensation.

Interest expense subsequent to the merger with FBR Asset includes the costs of our repurchase agreement and commercial paper borrowings as well as trust preferred long-term debt securities we have issued. Previously, interest expense included the cost of capital for equipment and acquisition notes, subordinated credit lines, and bank deposits and other financing.

Business development and professional services expenses include travel and entertainment, expenses related to investment banking transactions, costs of conferences, advertising, legal and consulting fees, recruiting fees and asset management sub-advisory fees. Many of these expenses, such as investment banking expenses and sub-advisory fees, are to a large extent variable with revenue.

Clearing and brokerage fees include trade processing expense that we pay to our clearing brokers, and execution fees that we pay to floor brokers and electronic communication networks. These expenses are almost entirely variable with revenue.

Occupancy and equipment includes rental costs for our facilities, depreciation and amortization of equipment, software and leasehold improvements and expenses. These expenses are largely fixed in nature.

Communications expenses include voice, data and Internet service fees, and data processing costs. While variable in nature, these do not tend to vary with revenue.

Other operating expenses include amortization of acquired management contracts, professional liability and property insurance, printing and copying, business licenses and taxes, offices supplies, charitable contributions and other miscellaneous office expenses.

The following table sets forth financial data as a percentage of net revenues for the years presented:

Financial Data as a Percentage of Net Revenue

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Revenues:					
Investment banking:					
Underwriting	21.0%	28.8%	30.0%	11.8%	16.4%
Corporate finance	25.7%	22.0%	17.9%	17.5%	16.4%
Investment gains	3.1%	3.3%	4.2%	0.8%	2.8%
	49.8%	54.1%	52.1%	30.1%	35.6%
Institutional brokerage:					
Principal transactions	4.3%	10.3%	16.5%	18.0%	16.0%
Agency commissions	9.0%	13.4%	17.0%	11.8%	10.9%
	13.3%	23.7%	33.5%	29.8%	26.9%
Asset management:					
Base management fees	4.4%	10.9%	12.4%	5.4%	6.8%
Incentive allocations and fees	2.5%	5.4%	2.3%	0.9%	1.1%
Net investment income (loss)	4.0%	6.1%	6.0%	6.0%	(3.8)%
Technology sector net investment and incentive income (loss)	(0.3)%	(2.1)%	(11.3)%	23.2%	26.4%
	10.6%	20.3%	9.4%	35.5%	30.6%
Principal investment:					
Interest	30.1%	0.0%	0.0%	0.0%	0.0%
Realized gains	5.8%	0.0%	0.0%	0.0%	0.0%
Dividends	0.9%	0.0%	0.0%	0.0%	0.0%
	36.8%	0.0%	0.0%	0.0%	0.0%
Other	1.8%	2.7%	5.9%	5.4%	7.8%
Total revenues	112.3%	100.8%	100.9%	100.8%	100.9%
Interest expense	12.3%	0.8%	0.9%	0.8%	0.9%
Revenues, net of interest expense	100.0%	100.0%	100.0%	100.0%	100.0%
Expenses:					
Compensation and benefits	40.5%	55.3%	67.7%	61.2%	71.5%
Business development and professional services	7.7%	11.5%	18.1%	10.7%	17.1%
Clearing and brokerage fees	1.2%	2.0%	4.4%	3.5%	3.4%
Occupancy and equipment	1.7%	3.3%	6.8%	5.3%	4.8%
Communications	1.9%	3.1%	3.7%	2.8%	3.1%
Other operating expenses	3.0%	4.0%	5.9%	4.0%	5.0%
Restructuring and software impairment charges	0.0%	0.0%	3.2%	0.0%	0.0%
Total expenses	56.0%	79.2%	109.8%	87.5%	104.9%
Income (loss) before income taxes	44.0%	20.8%	(9.8)%	12.4%	(5.1)%

We seek to manage our cost structure by maintaining low fixed costs, with much of our expense base varying directly with revenues. We estimate that costs that do not tend to vary with revenue (and may therefore be considered fixed in the very short term) as a percentage of gross revenues, decreased from 33% of net revenue in 2002 to 19% of net revenue in 2003 in part due to the low fixed costs associated with the new principal investing that we assumed at the time of the merger as well as continued fixed cost containment in 2003, partially offset by an increase in business development costs during 2003. For these purposes, we consider our fixed costs to include all expenses except for restructuring and software impairment charges, variable compensation, investment banking transaction expenses, asset management sub-advisory fees, clearing and brokerage fees, and interest expense.

Comparison of the Years Ended December 31, 2003 and 2002

Our merger with FBR Asset was completed on March 31, 2003. Accordingly, the 2003 results include nine months effects of the merger, and therefore with respect to principal investment activities, the 2003 results are not comparable to 2002 results. Net income increased from $53.3 million in 2002 to $201.4 million in 2003. This increase is primarily due to increased revenues, including realized gains in 2003 as compared to 2002 in our principal investment segment, and increased revenues in our capital markets segment. Our 2003 net income also reflects $44.6 million of income tax expenses as compared to $3.6 million of income tax expense recorded in 2002.

Our gross revenues increased 134.3% from $268.2 million in 2002 to $628.5 million in 2003 due primarily to revenues associated with our principal investment activities following the completion of our merger with FBR Asset and increases in revenues from investment banking and institutional brokerage activities. Within capital markets our investment banking revenue increased $134.7 million, or 93.6%, and institutional brokerage revenue increased $11.0 million, or 17.3%, in 2003 as compared to 2002.

Underwriting revenue increased 53% from $76.6 million in 2002 to $117.3 million in 2003. The increase is attributable to more lead-managed transactions resulting in higher fees per transaction. During 2003, we managed 40 public offerings, of which we lead-managed 26, raising $5.9 billion and generating $117.3 million in revenues. During 2002, we managed 35 public offerings, of which we lead-managed 20, raising $3.7 billion and generating $76.6 million in revenues. These 2002 revenues included $10.9 million in underwriting fees in connection with three follow-on offerings for FBR Asset that we lead-managed. The average size of underwritten transactions for which we were a lead or co-manager increased from $105.7 million in 2002 to $147.5 million in 2003.

Corporate finance revenue increased 146% from $58.6 million in 2002 to $144.1 million in 2003 due primarily to larger fees on institutional private placements completed. In 2002, we completed eight private placements generating $38.9 million in revenues, net of $3.6 million in revenues paid to FBR Asset pursuant to the strategic agreement with FBR & Co., compared to nine completed transactions in 2003 generating $129.3 million in revenues. M&A and advisory fee revenue decreased from $19.7 million in 2002 to $14.8 million in 2003. We completed fourteen M&A transactions in 2002 compared to eight in 2003. The average size of private placements, including 144A institutional equity placements, increased from $85.6 million in 2002 to $279.7 million in 2003.

During 2003, we recorded investment banking gains of $17.2 million as compared to $8.7 million in 2002; of the 2003 amount, $8.7 million related to gains on restricted shares, $8.1 million related to gains on warrants, and $0.4 million related to gains on other investments, each received in connection with capital raising activities. As of December 31, 2003, $0.7 million of this gain had been realized.

Institutional brokerage revenue from principal transactions decreased 12.9% from $27.5 million in 2002 to $23.9 million in 2003 due to the shift of revenue mix from principal to agency and lower trading gains. We recorded trading gains of $0.1 million in 2003 compared to $0.9 million in 2002. Institutional brokerage agency commissions increased 41% from $35.7 million in 2002 to $50.2 million in 2003 primarily due to increased customer trading attributed to, among other things, greater penetration of institutional accounts through broader research coverage and sales and trading services.

Asset management base management fees decreased 14.4% from $29.0 million in 2002 to $24.8 million in 2003 primarily due to the elimination of fees earned from FBR Asset subsequent to the merger, offset by an increase in fees earned from our other managed vehicles. Asset management incentive allocations and fees decreased 0.4% from $14.3 million in 2002 to $14.2 million in 2003 primarily due to the elimination of incentive fees from FBR Asset subsequent to the merger, offset by an increase of incentive allocations from investment partnerships.

Asset management net investment income increased 38.1% from $16.3 million in 2002 to $22.5 million in 2003 due primarily to increased returns from investment partnerships, offset by the elimination of return from FBR Asset following the merger. Net investment income in 2003 includes: $2.9 million of net investment income generated from our investment in FBR Asset before the merger, $16.8 million of net investment income from investments in proprietary investment partnerships and $2.8 million of net investment income from other investments. Net investment income in 2002 includes: $20.9 million of net investment income from our investment in FBR Asset offset by $(3.4) million of net investment loss from investments in proprietary investment partnerships, $(0.9) million of other than temporary unrealized depreciation related to our available-for-sale securities and $(0.3) million of other miscellaneous net investment loss.

Asset management technology sector net investment and incentive loss decreased 71.7% from ($5.6) million in 2002 to ($1.6) million in 2003. Technology sector net investment and incentive loss in 2003 was primarily from investments in venture capital partnerships and other managed vehicles, of which ($1.4) million was associated with TVP I and TVP II, and, to a lesser extent, from a third party fund that was invested primarily in public securities. Technology sector net investment and incentive loss in 2002 was distributed across the investments in venture capital proprietary investment partnerships and other managed vehicles.

Regarding our principal investment activities, gross interest income from MBS totaled $168.4 million in 2003. As of December 31, 2003, we had investments in 319 mortgage-backed securities that had a fair value of $10.6 billion. Based on the timing of our merger with FBR Asset at the end of the first quarter 2003, substantially all of our interest income from MBS was recorded in the second through fourth quarters of 2003. For 2003, the weighted average annual yield on our mortgage-backed securities was 3.01%. In addition, we realized $32.3 million in gains during 2003, including $24.5 million relating to equity investments and $7.8 million relating to MBS. We also recorded $5.1 million in dividend income from our merchant banking equity investment portfolio for 2003.

Net unrealized gains related to principal investments that are included in accumulated other comprehensive income in our balance sheet totaled $60.5 million as of December 31, 2003. This amount includes $96.0 million of unrealized gains relating to merchant banking marketable equity securities, offset primarily by unrealized losses in mortgage-backed securities. If and when we liquidate these securities or determine that a decline in value of these investments below our cost basis is other than temporary, a portion or all of the gains or losses will be recognized as investment income (loss) in the statement of operations during the period in which the liquidation or determination is made. Our investment portfolio is exposed to future downturns in the markets and private debt and equity securities are exposed to deterioration of credit quality, defaults and downward valuations. On a quarterly basis, we evaluate our mortgage-backed securities, long-term investments in marketable equity securities and other investments for other than temporary impairment. If and when we determine that the net realizable value of these investments is less than our carrying value, we will reflect the reduction as an investment loss.

Other revenues increased from $7.3 million in 2002 to $10.2 million in 2003. Other revenues in 2003 consist primarily of interest and dividend income unrelated to principal investing of $6.6 million and 12b-1 fees of $1.7 million, and the gain on the sale of FBR Bank's land and building of $0.9 million.

Interest expense increased from $2.1 million in 2002 to $69.0 million in 2003 reflecting the effects of the funding requirements of our principal investing activities assumed at the time of the merger with FBR Asset. During 2003, we had weighted average repurchase agreement borrowings of $4.2 billion. During the period September 2003 (first issuance of commercial paper) to December 31, 2003, the weighted average commercial paper borrowings were $3.7 billion. The weighted average borrowing rate on repurchase agreement and commercial paper borrowings for the year, both including and without the effects of outstanding interest rate swaps, was 1.19%. The net effect of our interest rate swap agreements, including purchase accounting basis adjustments, on interest expense was to increase expense by $0.3 million for 2003. As of December 31, 2003, the weighted-average term to maturity of our repurchase agreement and commercial paper borrowings were 25.6

days and 37.3 days, respectively. Including the effect of our interest rate swaps, the weighted average time to repricing of the repurchase agreement and commercial paper borrowings was 152 days as of December 31, 2003.

Total non-interest expenses increased 48.8% from $210.7 million in 2002 to $313.5 million in 2003 due primarily to increases in variable compensation, business development and professional services and clearing and brokerage fees, all consistent with increased revenue in 2003.

Compensation and benefits expense increased 53.9% from $147.1 million in 2002 to $226.4 million in 2003. This increase was primarily due to an increase in variable compensation associated with investment banking and institutional brokerage as a result of increased revenues. As a percentage of net revenues, compensation and benefits expense decreased from 55.3% in 2002 to 40.5% in 2003 due to the effects of the merger with FBR Asset and the increased revenues from principal investing activities.

Business development and professional services expense increased 40.7% from $30.6 million in 2002 to $43.0 million in 2003. Of these 2003 costs $15.9 million related to business development and $27.1 million related to investment banking transaction related expenses, including travel and professional services, and corporate professional services costs. In 2002, the comparable breakdown was $8.3 million and $22.3 million, respectively. This increase is due to increased marketing costs incurred in 2003, for example costs associated with our sponsorship of the PGA Tour's FBR Capital Open in June 2003, and costs associated with hosting a new technology investors conference, that are not comparable to 2002. In addition, travel and professional services costs related to investment banking increased in 2003 due to increased investment banking activity, and corporate professional services costs increased in 2003 due to new regulatory requirements, including NASD Rule 2711, "Research Analysts and Research Reports," and the Sarbanes-Oxley Act of 2002. These new costs and cost increases were offset to some degree by a decrease in sub-advisory fees relating to our asset management activities.

Clearing and brokerage fees increased 31.0% from $5.4 million in 2002 to $7.0 million in 2003. As a percentage of institutional brokerage revenue, clearing and brokerage fees increased from 8.5% in 2002 to 9.5% in 2003. This percentage increase is attributable to new clearing and execution arrangements finalized during the first quarter of 2002, the terms of which resulted in lower transaction and execution costs during the first quarter of 2002 that are not comparable to costs during the full year 2003.

Occupancy and equipment expense increased 8.5% from $8.8 million in 2002 to $9.6 million in 2003. The increase is attributable primarily to opening a new office in the fourth quarter of 2002 offset in part by cost containment.

Communications expense increased 29.2% from $8.2 million in 2002 to $10.6 million primarily due to increased costs related to market data and customer trading services.

Other operating expenses increased 58.8% from $10.7 million in 2002 to $16.9 million in 2003 primarily due to significantly increased D&O and E&O insurance premiums due to market conditions as well as additional coverage obtained subsequent to our merger with FBR Asset. The total increases in premiums year over year are $2.8 million. In addition, other operating expenses in 2003 reflect an increase in 12b-1 and fund distribution fees of $0.6 million related to increased mutual fund assets under management, and an increase in directors' fees of $0.6 million, largely attributable to the merger, increases in registration fees of $0.4 million, bank charges of $0.7 million, charitable contributions of $0.2 million, and miscellaneous office operations expenses of $0.9 million.

The total income tax provision increased from $3.6 million in 2002 to $44.6 million in 2003 due to increased taxable income in 2003 as compared to 2002. Our tax provision for 2003 relates to income generated by our taxable REIT subsidiaries and to income during the period prior to the effective date of the merger with FBR Asset and our REIT election. Our effective tax rate relating to this income for 2003 was 38%. The tax provision for 2002 reflects the impact of a net operating loss (NOL) carryforward. Based on our operating results through the third quarter of 2002 in which our earnings exceeded our NOL carryforward, and estimates for full year earnings for 2002, we began providing for income taxes in the third quarter of 2002. Our effective tax rate for 2002 was 5.5%.

Extraordinary gain in 2002 relates to the exercise by us of 415,805 warrants of FBR Asset. As a result of this transaction, our purchase price was below our interest in the net assets acquired creating negative goodwill that, in accordance with SFAS 142, we recorded as an extraordinary gain of $1.4 million. There was no comparable activity in 2003.

Comparison of the Years Ended December 31, 2002 and 2001

Net income (loss) increased from $(12.7) million in 2001 to $53.3 million in 2002. This increase is primarily due to increased revenues in 2002 as compared to 2001 and cost containment.

Our gross revenues increased 67% from $160.8 million in 2001 to $268.2 million in 2002 primarily due to an increase in investment banking revenue of $60.7 million and an increase in asset management revenue (including the effect of technology sector net investment and incentive loss) of $39.1 and, to a lesser extent, an increase in revenue from institutional brokerage of $9.8 million.

Underwriting revenue increased 60% from $47.9 million in 2001 to $76.6 million in 2002. The increase is attributable to more lead-managed transactions resulting in higher fees per transaction. During 2002, we managed 35 public offerings, of which we lead-managed 20, raising $3.7 billion and generating $76.6 million in revenues, net of $2.8 million in revenues paid to FBR Asset pursuant to the strategic agreement with FBR & Co. These revenues included $10.9 million in underwriting fees in connection with three follow on offerings for FBR Asset that we lead-managed. During 2001, we managed 25 public offerings, of which we lead-managed 16, raising $1.9 billion and generating $47.9 million in revenues. These revenues included $4.4 million in underwriting fees in connection with a follow on offering for FBR Asset that we lead-managed. The average size of underwritten transactions for which we were a lead or co-manager increased from $76.0 million in 2001 to $105.7 million in 2002.

Corporate finance revenue increased 105% from $28.5 million in 2001 to $58.6 million in 2002 due primarily to an increase in the number of institutional private placement and M&A transactions completed. In 2001, we completed four institutional private placements generating $18.7 million in revenues, net of $2.9 million in revenues paid to FBR Asset pursuant to the strategic agreement with FBR & Co., compared to eight completed transactions in 2002 generating $38.9 million in revenues, net of $3.6 million in revenues paid to FBR Asset pursuant to the strategic agreement with FBR & Co. M&A and advisory fee revenue increased from $9.8 million in 2001 to $19.7 million in 2002. We completed eight M&A transactions in 2001 compared to fourteen in 2002.

During 2002, we recorded investment banking gains of $8.7 million as compared to $6.8 million in 2001; of the 2002 amount, $5.6 million related to gains on restricted shares and $2.5 million related to gains on warrants, each received in connection with capital raising activities. By December 31, 2002, $0.5 million of the warrant gain had been realized.

Institutional brokerage revenue from principal transactions increased 4% from $26.3 million in 2001 to $27.5 million. We recorded trading gains of $0.9 million in 2002 compared to $2.2 million in 2001.

Institutional brokerage agency commissions increased 32% from $27.1 million in 2001 to $35.7 million in 2002 primarily due to increased customer trading attributed to, among other things, greater penetration of institutional accounts through broader research coverage and sales and trading services.

Asset management base management fees increased 47% from $19.7 million in 2001 to $29.0 million in 2002 primarily due to an increase of $6.8 million in fees from FBR Asset and an increase of $2.3 million in fees from our mutual funds.

Asset management incentive allocations and fees increased 293% from $3.6 million in 2001 to $14.3 million in 2002, primarily due to FBR Asset. During 2002, we earned incentive fees from FBR Asset of $13.8 million compared to $1.7 million in 2001.

Asset management net investment income increased 71% from $9.5 million in 2001 to $16.3 million in 2002. Net investment income in 2002 includes: $20.9 million of net investment income from our investment in FBR Asset offset by $(3.4) million of net investment loss from investments in partnerships, $(0.9) million of other than temporary unrealized depreciation related to our available-for-sale securities and $(0.3) million of other miscellaneous net investment loss. Net investment income in 2001 includes: $4.3 million of net investment income from our investment in FBR Asset (net of $1.1 million of investment loss, representing dilution associated with FBR Asset's secondary offering in August 2001), $4.9 million of net investment income from investments in partnerships, and $1.7 million of net investment income from our private debt investments offset by $(1.0) million of other than temporary unrealized depreciation related to an available-for-sale security and $(0.4) million of other miscellaneous net investment loss.

Asset management technology sector net investment and incentive loss decreased 69% from $(18.1) million in 2001 to $(5.6) million in 2002. Technology sector net investment and incentive loss in 2002 was comprised entirely of net investment and incentive loss from investments in venture capital partnerships. Technology sector net investment and incentive income in 2001 included $(14.8) million of net investment and incentive income from investments in venture capital partnerships, of which $(13.6) million was associated with TVP I and TVP II, $(2.3) million of net investment loss from direct technology sector investments and $(0.9) million of other than temporary unrealized depreciation related to technology sector available-for-sale securities.

Unrealized gains related to asset management investments that are included in accumulated other comprehensive income in our balance sheet totaled $4.3 million as of December 31, 2002.

Other revenues (net of interest expense) decreased 38% from $8.3 million in 2001 to $5.2 million in 2002. Interest, dividend and other revenues decreased $2.1 million primarily due to a decrease in earnings on invested cash primarily as a result of a decline in interest rates. Interest expense increased $1.0 million as a result of our increased short-term loans as well as a full year's interest accretion in 2002 associated with our long-term collateralized loan of $5.3 million associated with our acquisition of MMA/ Rushmore in 2001.

Total non-interest expenses increased 20% from $175.3 million in 2001 to $210.7 in 2002. This increase is due primarily to an increase in variable compensation expense associated with increased revenue.

Compensation and benefits expense increased 36% from $108.1 million in 2001 to $147.1 million in 2002 due to an increase of $28.5 million in variable compensation primarily associated with investment banking and institutional brokerage and, to a lesser extent, an increase of $13.6 million in executive officer compensation as a result of profitability and the provisions of the 2002 executive officer plan which is calculated as up to twenty percent of pre-tax profits, offset by a decrease in fixed compensation of $2.9 million. As a percentage of net revenues, compensation and benefits expense decreased from 68% in 2001 to 55% in 2002.

Business development and professional services increased 6% from $28.9 million in 2001 to $30.6 million in 2002 primarily due to an increase in travel, legal and other expenses associated with the increase in investment banking activity. Business development and professional services expenses associated with investment banking increased $3.4 million from $8.6 million in 2001 to $12.0 million in 2002. As a percentage of corresponding investment banking revenues, these expenses decreased from 11.3% of corresponding revenue in 2001 and 8.9% of corresponding revenue in 2002.

Clearing and brokerage fees decreased 24% from $7.1 million in 2001 to $5.4 million in 2002. As a percentage of institutional brokerage revenue, clearing and brokerage fees decreased from 13% in 2001 to 8% in 2002. This percentage decrease is attributable to new clearing and execution arrangements finalized in 2002.

Occupancy and equipment expense decreased 19% from $10.9 million in 2001 to $8.8 million in 2002 due primarily to a decrease in depreciation and amortization expense of $1.8 million in 2002 compared to 2001. The decline in depreciation and amortization expense is primarily a result of the $2.7 million accelerated write-off during the third quarter of 2001 of capitalized software costs of our online broker-dealer operation (fbr.com) due to our determination that such capitalized costs were impaired.

Communications expense increased 40% from $5.8 million in 2001 to $8.2 million in 2002 primarily due to the opening of new offices, higher levels of business and system upgrades relating to trust and custody services.

Other operating expenses increased 13% from $9.4 million in 2001 to $10.7 million in 2002 primarily due to the opening of new offices as well as our acquisition of MMA/ Rushmore in April 2001. During 2002, we recorded $1.3 million in amortization expense associated with the MMA acquired management contracts compared to $1.0 million in 2001.

The tax provision for 2002 reflects the impact of a NOL carryforward. As of December 31, 2001, we had a NOL carryforward to offset future taxable income. As of that date, we had provided a full valuation allowance against our NOL and other deferred tax assets based upon our ongoing assessment of realizability. Based on our year-to-date operating results during the first nine months of 2002 in which earnings were in excess of the NOL carryforward, and based on available evidence and estimates of full year earnings for 2002, we began providing for income taxes and recorded an income tax provision of $2.34 million (net of the reversal of deferred tax asset valuation allowance) relating to net income before extraordinary gain for the three months ended September 30, 2002. Previously during 2002, based on the NOL, operating results and estimates relative to future results, no provision for income taxes was recorded. Additionally, we recorded an income tax provision of $.54 million related to the extraordinary gain recorded in the first quarter which was a change in estimate based on current and estimated earning the year ended December 31, 2002. Our effective tax rate for 2002 was 5.5%.

Restructuring and software impairment charges of $5.2 million recorded in 2001 relate to the $2.7 million accelerated write-off of capitalized fbr.com software costs, and the $2.4 million of restructuring costs recorded in the fourth quarter of 2001 related to cost containment measures announced in October, 2001, associated with personnel reductions and facility consolidation. Substantially all of the $2.4 million restructuring costs had been paid by December 31, 2002. There were no additional restructuring costs incurred in 2002.

Liquidity and Capital Resources

Liquidity is a measurement of our ability to meet potential cash requirements including ongoing commitments to repay borrowings, fund investments, loan acquisition and lending activities, and for other general business purposes. In addition, regulatory requirements applicable to our broker-dealer and banking subsidiaries require minimum capital levels for these entities. The primary sources of funds for liquidity consist of borrowings under repurchase agreements, principal and interest payments on mortgage-backed securities, dividends on equity securities, proceeds from sales of those securities, internally generated funds, equity capital contributions, and credit provided by banks, clearing brokers, and affiliates of our principal clearing broker. Potential future sources of liquidity for us include existing cash balances, internally generated funds, borrowing capacity through margin accounts and under lines of credit, and future issuances of common stock, preferred stock, or debt.

Sources of Funding

We believe that our existing cash balances, cash flows from operations, and borrowing capacity under the Georgetown Funding, LLC (Georgetown Funding) commercial paper conduit (see discussion below) as well as borrowings under collateralized repurchase agreements are sufficient to meet our investment objectives and fund operating expenses. We have obtained, and believe we will be able to continue to obtain, short-term financing in amounts and at interest rates consistent with our financing objectives. We may, however, seek debt or equity financings, in public or private transactions, to provide capital for corporate purposes and/or strategic business opportunities, including possible acquisitions, joint ventures, alliances, or other business arrangements which could require substantial capital outlays. Our policy is to evaluate strategic business opportunities, including acquisitions and divestitures, as they arise. There can be no assurance that we will be able to generate sufficient funds from future operations, or raise sufficient debt or equity on acceptable terms, to take advantage of investment opportunities that become available. Should our needs ever exceed these sources of liquidity, we believe that our marketable equity securities could be sold, in most circumstances, to provide cash.

In August 2003, we formed Georgetown Funding, a special purpose Delaware limited liability company organized for the purpose of issuing extendable commercial paper notes in the asset-backed commercial paper market and entering into reverse repurchase agreements with us and our affiliates. We serve as administrator for Georgetown Funding's commercial paper program. Through our administration agreement, we maintain effective control over Georgetown Funding, and consolidate Georgetown Funding for financial reporting purposes. The extendable commercial paper notes issued by Georgetown Funding are rated A1+/P1 by Standard & Poor's and Moody's Investors Service, respectively. Our Master Repurchase Agreement with Georgetown Funding enables us to finance up to $5 billion of mortgage-backed securities.

At December 31, 2003, we had $5.1 billion outstanding under repurchase agreements with several financial institutions. In addition, through Georgetown Funding we had $4.4 billion of commercial paper outstanding at December 31, 2003. At December 31, 2003, our leverage ratio was 6.1 to 1. At December 31, 2003, the weighted average remaining time to repricing of our borrowings was 152 days, including the effect of outstanding interest rate swap agreements, and the remaining term to maturity of the borrowings was 31 days. The weighted average cost of funds on these outstanding borrowings at December 31, 2003 was 1.27%, including the effect of outstanding interest rate swap agreements, and 1.16% without the effect of interest rate swaps.

During 2003, we, through our taxable REIT holding company subsidiary FBR TRS Holdings, Inc., issued $50 million of trust preferred long term debt securities. The trust preferred long term debt securities accrue and require payments of interest quarterly at annual rates of three-month LIBOR plus 3.00%-3.25%, mature in thirty years, and are redeemable, in whole or in part, without penalty after five years. At December 31, 2003, we had $54.2 million of long-term debt representing trust preferred related long term debt and acquisition related debt.

We have used, and may continue to use, temporary subordinated loans in connection with regulatory capital requirements to support our underwriting activities. At December 31, 2003, we had no outstanding short-term borrowings outstanding under our $40 million subordinated line-of-credit from an affiliate of FBR & Co.'s clearing broker that expires August 2004. Borrowings under this line are allowable for net capital purposes.

Assets

Our principal assets consist of MBS, cash and cash equivalents, receivables, long-term investments, and securities held for trading purposes. As of December 31, 2003, liquid assets consisted primarily of cash and cash equivalents of $92.7 million. Cash equivalents consist primarily of money market funds invested in debt obligations of the U.S. government. In addition, we held $10.6 billion in MBS, $379.0 million in long-term investments, $4.9 million in liquid marketable trading securities, and a receivable due from our clearing broker of $89.9 million at December 31, 2003.

Long-term investments primarily consist of investments in marketable equity and non-public equity securities, managed partnerships (including hedge, private equity, and venture capital funds), in which we serve as managing partner, our investment in Capital Crossover Partners (a partnership we do not manage), and our investment in a long-term, mezzanine, debt instrument of a privately held company. Although our investments in hedge, private equity and venture capital funds are mostly illiquid, the underlying investments of such entities are, in the aggregate, mostly publicly-traded, liquid equity and debt securities, some of which may be restricted due to contractual "lock-up" requirements.

Net unrealized gains and losses related to our merchant banking investments that are included in "accumulated other comprehensive income" in our balance sheet totaled $96.0 million as of December 31, 2003. If and when we liquidate these or determine that a decline in value of these investments below our cost basis is "other than temporary," a portion or all of the gains or losses will be recognized as realized gain (loss) in the statement of operations during the period in which the liquidation or determination is made. Our investment portfolio is exposed to potential future downturns in the markets and private debt and equity securities are exposed to deterioration of credit quality, defaults, and downward valuations. On a quarterly basis, we review the valuations of our private debt and equity investments. If and when we determine that the net realizable value of these investments is less than our carrying value, we will reflect the reduction as an investment loss.

Regulatory Capital

FBR & Co., FBRIS, and Pegasus, as U.S. broker-dealers, are registered with the Securities and Exchange Commission (SEC) and are members of the National Association of Securities Dealers, Inc. (NASD). Additionally, FBRIL, our U.K. broker-dealer, is registered with the Securities and Futures Authority (SFA) of the United Kingdom. As such, they are subject to the minimum net capital requirements promulgated by the SEC and SFA, respectively. As of December 31, 2003, FBR & Co. was required to maintain minimum regulatory net capital of $9.4 million and had total regulatory net capital of $64.5 million, which was $55.1 million in excess of its requirement. As of December 31, 2003, FBRIS had net capital of $0.3 million, Pegasus had net capital of $0.4 million and FBRIL had net capital of $3.2 million, each in excess of their applicable required net capital. Regulatory net capital requirements increase when the broker-dealers are involved in underwriting activities based upon a percentage of the amount being underwritten.

FBR Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the financial statements of FBR Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FBR Bank's assets, liabilities, and certain off-balance sheet items are calculated under regulatory accounting practices. FBR Bank's capital levels and classification are also subject to qualitative judgments by the regulators with regard to components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require FBR Bank to maintain minimum capital levels and ratios of tangible and core capital (defined in the regulations) to total adjusted assets (as defined), and of total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2003, FBR Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003 the most recent notification from the Office of the Comptroller of Currency (OCC) categorized FBR Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, FBR Bank must maintain minimum tangible core and risk-based ratios. There are no conditions or events since that notification that management believes have changed FBR Bank's well-capitalized status.

Share Repurchases

During 2001, we repurchased five million shares of Class B common stock from our former president and Co-CEO for $5.50 per share. The shares were converted to Class A common stock and sold to other of our employees at the same price. Upon settlement of the repurchase and sales transactions we received 20% ($1.10 per share) of the purchase price in cash from the employees, and received five-year, limited recourse promissory notes from the employees with interest accruing at 6.5% accreting to principal for the remaining purchase price. Each employee's note is collateralized by all of the stock purchased by that employee under the plan.

For accounting purposes, the portion of the employee share purchase financed by us (80%) is considered a stock option, and deducted from shareholders' equity. These shares are deducted from shares outstanding in computing book value and basic earnings per share. During the fourth quarter of 2003, $15.9 million of employee loans were sold to third party lending institutions. Accordingly, as of December 31, 2003 and 2002, there was $8.3 million and $22.7 million financed (including accrued interest) by us, respectively, and the 1,290,198 and 4,000,000 common shares, respectively, related to the financing, are reflected as a receivable in shareholders' equity. As the employees repay the loans, or the loans are sold, shareholders' equity and shares outstanding will increase. In addition, the interest earned on the employee loans was added to paid-in-capital and excluded from net income. During the year ended December 31, 2003, $4.4 million of compensation expense was recorded for dividends paid on the shares purchased with proceeds from the notes and securing those receivables.

In April 2003, our Board of Directors authorized a new share repurchase program in which we may repurchase up to 14 million of shares of our Class A common stock from time to time. Under a previous share repurchase program, during the three months ended March 31, 2003, we repurchased 976,000 shares of our Class A common stock at a cost of $8.2 million. There were no other share repurchases during 2003.

Follow-On Offering

In October 2003, we completed a follow-on offering of 26,450,000 shares (including over-allotment option) of Class A common stock at a price of $17.00 per share. FBR & Co. was the sole book runner of the offering. The net proceeds from the offering, after deducting underwriting discounts and offering expenses were approximately $430 million. We used the net proceeds to invest in mortgage-backed securities, equity securities, and for other general corporate purposes.

Option Exercises

Approximately 4.3 million employee stock options were exercised during 2003 providing approximately $27.9 million in proceeds to us. As of December 31, 2003, there were 3.4 million options outstanding.

Dividends

During 2003, we declared dividends as specified in the following table

Declaration Date	Amount Per Share	Record Date	Payable/Paid Date
April 1, 2003	$0.34	April 15, 2003	April 30, 2003
June 12, 2003	0.34	July 1, 2003	July 31, 2003
September 10, 2003	0.34	September 30, 2003	October 31, 2003
December 11, 2003	0.34	December 31, 2003	January 30, 2004
	$1.36		

Contractual Obligations

We have contractual obligations to make future payments in connection with short and long-term debt and non-cancelable lease agreements and other contractual commitments as well as uncalled capital commitments to various investment partnerships that may be called over the next ten years. The following table sets forth these contractual obligations by fiscal year (in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total
Repurchase agreement borrowings	$5,095,676	$ —	$ —	$ —	$ —	$ —	$5,095,676
Commercial paper borrowings	4,397,993						4,397,993
Long-term debt	970	970	970	970	970	49,339	54,189
Minimum rental and other contractual commitments (1)	9,505	8,978	6,082	3,118	1,702	2,960	32,345
Capital commitments (2)	—	—	—	—	—	—	—
Total Contractual Obligations	$9,504,144	$9,948	$7,052	$4,088	$2,672	$52,299	$9,580,203

Notes

(1) Equipment and office rent expense for 2003, 2002 and 2001 were $5.2 million, $5.1 million and $5.0 million, respectively.

(2) The table above excludes $7.2 million of uncalled capital commitments to various investment partnerships that may be called over the next ten years. This commitment was $6.4 million at December 31, 2002. This amount was excluded because we cannot currently determine when, if ever, the commitments will be called.

In addition, as of December 31, 2003, we had made commitments to purchase approximately $810 million of hybrid ARM securities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk of loss through a change in realizable value that can result from a change in the prices of equity securities, a change in the value of financial instruments as a result of changes in interest rates, a change in the volatility of interest rates or a change in the credit rating of an issuer. We are exposed to the following market risks as a result of its investments in mortgage-backed securities and equity investments. Except for trading securities held by FBR & Co., none of these investments is held for trading purposes.

Interest Rate Risk

Leveraged MBS

We are subject to interest-rate risk as a result of our investments in mortgage-backed securities and our financing with repurchase agreements, all of which are interest rate sensitive financial instruments. We are exposed to interest rate risk that fluctuates based on changes in the level or volatility of interest rates and mortgage prepayments and in the shape and slope of the yield curve. We attempt to hedge a portion of our exposure to rising interest rates primarily through the use of interest rate swaps, specifically paying fixed and receiving floating interest rate swaps and Eurodollar futures contracts. The counterparties to our interest rate swap agreements at December 31, 2003 are U.S. financial institutions.

Our primary risk is related to changes in both short and long-term interest rates, which affect us in several ways. As interest rates increase, the market value of our mortgage-backed securities may be expected to decline, prepayment rates may be expected to go down, and duration may be expected to extend. An increase in interest rates is beneficial to the market value of our swap position as the cash flows from receiving the floating rate portion increase and the fixed rate paid remains the same under this scenario. If interest rates decline, the reverse is true for mortgage-backed securities, and for paying fixed and receiving floating interest rate swaps.

We record our interest-rate swap agreements at fair value. The differential between amounts paid and received under the interest rate swap agreements is recorded as an adjustment to the interest expense incurred under the repurchase agreement and commercial paper borrowings. In addition, we record the ineffectiveness of our hedges, if any, in interest expense. In the event of early termination of an interest rate swap agreement, we receive or make a payment based on the fair value of the instrument, and the related deferred gain or loss recorded in other comprehensive income is amortized into income or expense over the original hedge period.

The table that follows shows the expected change in market value for our mortgage-backed securities and interest-rate swaps as of December 31, 2003, under several hypothetical interest-rate scenarios. Interest rates are defined by the U.S. Treasury yield curve. The changes in rates are assumed to occur instantaneously. It is further assumed that the changes in rates occur uniformly across the yield curve and that the level of LIBOR changes by the same amount as the yield curve. Actual changes in market conditions are likely to be different from these assumptions.

Changes in value are measured as percentage changes from their respective values presented in the column labeled "Value at December 31, 2003." Actual results could differ significantly from these estimates. The change in value of the mortgage-backed securities also incorporates assumptions regarding prepayments, which are based on a third party's proprietary model. This model forecasts prepayment speeds based, in part, on each security's issuing agency (Ginnie Mae, Fannie Mae or Freddie Mac), coupon, age, prior exposure to refinancing opportunities, the interest rate distribution of the underlying loans, and an overall analysis of historical prepayment patterns under a variety of past interest rate conditions (dollars in thousands).

	Value at December 31, 2003 (1)	Value of MBS and swaps at December 31, 2003 with 100 basis point increase in interest rates	Percent Change	Value of MBS and swaps at December 31, 2003 with 100 basis point decrease in interest rates	Percent Change
Assets					
Mortgage-backed securities	$10,551,570	$10,441,740	(1.04)%	$10,640,360	0.84%
Other	782,043	782,043		782,043	
Total Assets	$11,333,613	$11,223,783	(0.97)%	$11,422,403	0.78%
Liabilities					
Interest-rate swaps (2)	$ 5,366	(24,691)	(560.14)%	$ 35,423	560.14%
Other	9,773,908	9,773,908		9,773,908	
Total Liabilities	9,779,274	9,749,217	(0.31)%	9,809,331	0.31%
Shareholders' Equity					
Common stock	1,669	1,669		1,669	
Paid-in-capital	1,443,228	1,443,228		1,443,228	
Employee stock loan receivable	(8,277)	(8,277)		(8,277)	
Deferred compensation	(2,203)	(2,203)		(2,203)	
Accumulated other comprehensive income	60,505	(19,268)	(131.85)%	119,238	97.07%
Retained earnings	59,417	59,417		59,417	
Total Shareholders' Equity	1,554,339	1,474,566	(5.13)%	1,613,072	3.78%
Total Liabilities and Shareholders' Equity	$11,333,613	$11,223,783	(0.97)%	$11,422,403	0.78%
Book Value per Share	$ 9.41	$ 8.93	(5.13)%	$ 9.77	3.78%

Notes

(1) Includes accrued interest.

(2) The carrying value of the interest rate swaps in our financial statements equals $(5,366). See Note 7 to the Consolidated Financial Statements. The fair values of the interest rate swaps are based on quoted market prices as of December 31, 2003.

As shown above, the mortgage-backed securities portfolio generally will benefit less from a decline in interest rates than it will be adversely affected by a same scale increase in interest rates. This may effectively limit an investor's upside potential in a market rally.

Other

The value of our direct investments in other companies is also likely to be affected by significant changes in interest rates. For example, many of the companies are exposed to risks similar to those identified above as being applicable to our own investments in mortgage-backed securities. Additionally, changes in interest rates often affect market prices of equity securities. Because each of the companies in which we invest has its own interest rate risk management process, it is not feasible for us to quantify the potential impact that interest rate changes would have on the stock price or the future dividend payments by any of the companies in which we have invested.

Equity Price Risk

We are exposed to equity price risk as a result of our investments in marketable equity securities, investment partnerships, and trading securities. Equity price risk changes as the volatility of equity prices changes or the values of corresponding equity indices change.

While it is impossible to project exactly what factors may affect the prices of equity sectors and how much the effect might be, the table below illustrates the impact a hypothetical ten percent increase and ten percent decrease in the price of the equities held by us would have on the value of our total assets and our book value as of December 31, 2003 (dollars in thousands, except per share amounts).

	Value at December 31, 2003	Value of Equity at December 31, 2003 with 10% Increase in Price	Percent Change	Value at December 31, 2003 with 10% Decrease in Price	Percent Change
Assets					
Marketable equity securities	$ 178,550	$ 196,405	10.00%	$ 160,695	(10.00)%
Equity method investments	67,756	74,532	10.00%	60,980	(10.00)%
Investment Banking Investments	26,601	29,261	10.00%	23,941	(10.00)%
Other long-term investments	106,094	106,094		106,094	
Trading securities	4,932	5,425	10.00%	4,439	(10.00)%
Other	10,949,680	10,949,680		10,949,680	
Total Assets	$11,333,613	$11,361,397	0.25%	$11,305,829	(0.25)%
Liabilities	$ 9,779,274	$ 9,779,274		$ 9,779,274	
Shareholders' Equity					
Common stock	1,669	1,669		1,669	
Paid-in-capital	1,443,228	1,443,228		1,443,228	
Employee stock loan receivable	(8,277)	(8,277)		(8,277)	
Deferred compensation	(2,203)	(2,203)		(2,203)	
Accumulated comprehensive income	60,505	78,360	29.51%	42,650	(29.51)%
Retained earnings	59,417	69,346	16.71%	49,488	(16.71)%
Total Shareholders' Equity	1,554,339	1,582,123	1.79%	1,526,555	(1.79)%
Total Liabilities and Shareholders' Equity	$11,333,613	$11,361,397	0.25%	$11,305,829	(0.25)%
Book Value per Share	$ 9.41	$ 9.58	1.79%	$ 9.24	(1.79)%

Except to the extent that we sell our marketable equity investments or a decrease in market value is deemed to be other than temporary, an increase or decrease in the market value of those assets will not directly affect our earnings, however an increase or decrease in the value of equity method investments, investment banking investments, as well as trading securities will directly effect our earnings.

High Yield and Non-Investment Grade Debt and Preferred Securities

We underwrite, trade, invest in, and make markets in high-yield corporate debt securities and preferred stock of below investment grade-rated companies. For purposes of this discussion, non-investment grade securities are defined as preferred securities or debt rated BB+ or lower, or equivalent ratings, by recognized credit rating agencies, as well as non-rated securities or debt. Investments in non-investment grade securities generally involve greater risks than investment grade securities due to the issuer's creditworthiness and the comparative illiquidity of the market for such securities.

General Partner and Managing Member Interests

The hedge funds and other partnerships that we manage through subsidiaries as general partner or managing member had $65.4 million of liabilities as of December 31, 2004, primarily margin debt, not reflected on our balance sheet. We believe that our maximum potential exposure to a catastrophic loss (defined for these purposes as a 40% decline in the asset value of each partnership) would not exceed the value of our investment in these entities.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements. We believe our most critical policies that are both very important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective or complex judgments or estimates include 1) valuation of private and restricted public company investments, 2) recognition of incentive allocation revenue, 3) the effective interest rate method we use to recognize interest income on mortgage-backed securities, 4) accounting for taxes, including REIT compliance related matters and 5) impairment assessments we apply to our long term investments in marketable equity securities.

As of December 31, 2003 our pro rata share of non-public securities of partnerships that we manage (including unrealized gains and incentive allocations) and non-public direct investments was $97.5 million. During 2003 we recognized $8.3 million of incentive allocations from these partnerships. At December 31, 2003, there is no investment valuation allowance recorded on our balance sheet relative to these investments and with respect to our available-for-sale equity investment securities of $178.6 million and mortgage-backed securities of $10.6 billion, as of December 31, 2003, there were no other than temporary impairment charges recorded for the year ended December 31, 2003.

The investment partnerships that we manage record their investments in securities at fair value. Certain investments consist of equity investments in securities of development-stage and early-stage privately and publicly held companies. The disposition of these investments may be restricted due to the lack of a ready market (in the case of privately held companies) or due to contractual or regulatory restrictions on disposition (in the case of publicly held companies). In addition, these securities may represent significant proportions of the issuer's equity and carry special contractual privileges not available to other security holders. As a result of these factors, precise valuation for the restricted public securities and private company securities is a matter of judgment, and the determination of fair value must be considered only an approximation and may vary significantly from the amounts that could be realized if the investment were sold.

We receive incentive allocations based on the operating results of our managed partnerships. Incentive allocations represent a share of the gains in the partnerships, and are based on our partnership capital account, assuming the partnership were terminated on the balance sheet date. Incentive allocations may be based on unrealized and realized gains and losses, and could vary significantly in the future based upon the ultimate realization of the gains or losses. We may, therefore, reverse previously recognized incentive allocations in future periods. For the year ended December 31, 2003, we recorded $14.2 million of incentive allocations. As of December 31, 2003, $2.9 million of incentive allocations was potentially subject to reversal. (For further detail regarding investments, see Note 4 to the Consolidated Financial Statements.)

Interest income includes contractual interest payments adjusted for the amortization of premiums or discounts recorded upon purchase of mortgage-backed securities. Changes in anticipated yields result primarily from changes in actual and projected cash flows and estimated prepayments. Changes in the yield that result from changes in the anticipated cash flows and prepayments are recognized over the remaining life of the investment with recognition of a cumulative catch-up at the date of change from the date of original investment. The mortgage-backed securities portfolio had $206 million of net premium at December 31, 2003. Generally, if future prepayment speeds occur faster than estimated the effective yield on the mortgage-backed portfolio should decrease, and conversely, if prepayment speeds occur slower than estimated, the effective yield should increase.

The parent company, FBR Group, has elected to be treated as a REIT under the Internal Revenue Code. As a REIT, FBR Group is not subject to Federal income tax at the parent company level to the extent that it distributes its taxable income to shareholders and complies with certain other requirements. Other requirements include distribution of at least 90% of the REIT's taxable income, and meeting certain percentage requirements for assets and income that effectively serve to focus FBR Group's investments into real estate, including mortgage-backed securities, and other portfolio investments. Holdings of non-real estate and portfolio investments is limited, including no more than 20% of the value of FBR Group's total assets may consist of securities of one or more taxable REIT subsidiaries, discussed below. FBR Group intends to distribute 100% of its REIT taxable income, so we have provided no income taxes on the REIT's book income.

The non-REIT subsidiaries of FBR Group elected to be treated as taxable REIT subsidiaries, and are subject to normal corporate income taxes. The financial statements include a provision for current and deferred taxes on the book income of our taxable REIT subsidiaries. The taxable REIT subsidiaries elected to file a consolidated Federal income tax return. We have endeavored to treat all transactions and shared expenses between the REIT and our taxable REIT subsidiaries at arms-length. There are no distribution requirements applicable to the taxable REIT subsidiaries, and after-tax earnings may be retained.

Deferred tax assets and liabilities for our taxable REIT subsidiaries represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on our evaluation, it is more likely than not that they will not be realized. We previously have provided a valuation allowance against our deferred tax assets based on our ongoing assessment of their future realization. This allowance was reversed during 2002 in connection with our utilization of its tax net operating loss carryforward.

We evaluate our mortgage-backed securities, long-term investments in marketable equity securities and other investments for other than temporary impairment. If it is determined that an investment is impaired then the amount that the fair value is below its current basis is recorded as an impairment charge and recorded through earnings as opposed to through other comprehensive income, as other temporary changes in fair value would be. The value of our mortgage-backed securities and our long-term investments in marketable equity securities can fluctuate significantly. Generally, when a security's value has been below its current basis for an extended period of time we will record an impairment charge.

Recently Issued Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for us on January 1, 2003. SFAS 145 requires classification of gains and losses recognized from the extinguishment of debt to be included in continuing operations unless it meets the criteria of an extraordinary item. SFAS 145 also requires that certain lease modifications that have economic affects similar to sale-leaseback transactions be accounted for in the same manner as a sale-leaseback transaction. Adoption of SFAS 145 had no effect on our results of operations, financial position, or liquidity, but may affect the accounting for future transactions.

The FASB has issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) of the FASB has set forth in EITF Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS 146 did not have a material effect on our 2003 results of operations and financial position.

The FASB has issued SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS 148 amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure requirements of SFAS 148. We currently account for stock-based employee compensation in accordance with APB 25 and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS 148 are not applicable to us at this time.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Adoption of SFAS 149 did not have a material effect on our results of operations and financial position, but may affect the accounting for future transactions.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS 150 are generally effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS 150 did not have a material effect on our results of operations and financial position, but may affect the accounting for future transactions.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," (FIN 45) was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Adoption of FIN 45 did not have a significant effect on our results of operations and financial position.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities — an interpretation of APB No. 51," (FIN 46) was issued in January 2003. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable entity to decide whether to consolidate that entity. The FASB then issued FIN 46(R), "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51," which replaced FIN 46. Application of FIN 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Adoption of the currently effective provisions of FIN 46(R) did not have a material effect on our results of operations and financial position, and we do not anticipate that the final adoption of FIN46(R) will have a significant effect on our results of operations and financial position.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Friedman, Billings, Ramsey Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Friedman, Billings, Ramsey Group, Inc. and its subsidiaries (the "Company") at December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 31, 2002.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 4, 2004

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 92,688	$ 90,007
Receivables:		
Interest	44,674	—
Asset management fees	5,517	13,494
Investment banking	8,464	1,725
Affiliates	4,861	7,117
Other	3,779	5,786
Investments:		
Mortgage-backed securities, at fair value	10,551,570	38,505
Trading securities, at market value	4,932	8,298
Long-term investments	379,002	150,447
Due from clearing broker	89,940	43,146
Bank loans, net	—	15,052
Goodwill	108,013	—
Management contract intangible	16,090	17,629
Building, furniture, equipment, software and leasehold improvements, net of accumulated depreciation and amortization of $24,853 and $20,013, respectively	6,969	9,156
Prepaid expenses and other assets	17,114	5,823
Total assets	$11,333,613	$406,185
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Trading account securities sold but not yet purchased, at fair value	$ 9,525	$ 19,932
Repurchase agreements	5,095,676	16,352
Commercial paper	4,397,993	—
Interest rate swaps	5,366	—
Dividends payable	56,744	—
Interest payable	6,188	—
Accounts payable and accrued expenses	52,692	16,412
Accrued compensation and benefits	100,901	41,255
Bank deposits	—	51,215
Short-term loans payable	—	10,588
Long-term debt	54,189	5,266
Total liabilities	9,779,274	161,020
Shareholders' Equity:		
Preferred Stock, $0.01 par value, 25,000,000 and 15,000,000 shares authorized, none issued and outstanding	—	—
Class A Common Stock, $0.01 par value, 450,000,000 and 150,000,000 shares authorized, 141,021,320 and 24,480,092 shares issued, respectively	1,410	250
Class B Common Stock $0.01 par value, 100,000,000 shares authorized, 25,872,099 and 25,975,449 shares issued and outstanding, respectively	259	260
Additional paid-in capital	1,443,228	211,719
Employee stock loan receivable including accrued interest (1,290,198 and 4,000,000 shares, respectively)	(8,277)	(24,182)
Deferred compensation	(2,203)	—
Accumulated other comprehensive income, net of taxes	60,505	4,345
Retained earnings	59,417	52,773
Total shareholders' equity	1,554,339	245,165
Total liabilities and shareholders' equity	$11,333,613	$406,185

The accompanying notes are an integral part of these consolidated financial statements.

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except per share amounts)

	Years Ended December 31, 2003	2002	2001
Revenues:			
Investment banking:			
Underwriting	$ 117,296	$ 76,556	$ 47,853
Corporate finance	144,086	58,595	28,534
Investment gains	17,204	8,725	6,762
Institutional brokerage:			
Principal transactions	23,965	27,512	26,330
Agency commissions	50,178	35,672	27,084
Asset management:			
Base management fees	24,782	28,956	19,744
Incentive allocations and fees	14,205	14,258	3,628
Net investment income	22,484	16,276	9,532
Technology sector net investment and incentive income (loss)	(1,591)	(5,622)	(18,100)
Principal investment:			
Interest	168,393	—	—
Realized gains	32,276	—	—
Dividends	5,019	—	—
Other	10,228	7,275	9,422
Total revenues	628,525	268,203	160,789
Interest expense	68,995	2,073	1,083
Revenues, net of interest expense	559,530	266,130	159,706
Expenses:			
Compensation and benefits	226,389	147,072	108,112
Business development and professional services	43,044	30,589	28,879
Clearing and brokerage fees	7,014	5,353	7,087
Occupancy and equipment	9,585	8,838	10,852
Communications	10,574	8,185	5,832
Other operating expenses	16,919	10,652	9,415
Restructuring and software impairment charges	—	—	5,151
Total expenses	313,525	210,689	175,328
Net income (loss) before taxes and extraordinary gain	246,005	55,441	(15,622)
Income tax provision (benefit)	44,591	3,035	(1,760)
Net income (loss) before extraordinary gain	201,414	52,406	(13,862)
Extraordinary gain	—	1,413	1,148
Income tax provision on extraordinary gain	—	536	—
Net income (loss)	$ 201,414	$ 53,283	$ (12,714)
Basic earnings (loss) per share before extraordinary gain	$ 1.68	$ 1.14	$ (0.29)
Diluted earnings (loss) per share before extraordinary gain	$ 1.63	$ 1.08	$ (0.29)
Basic earnings (loss) per share	$ 1.68	$ 1.16	$ (0.27)
Diluted earnings (loss) per share	$ 1.63	$ 1.10	$ (0.27)
Dividends declared per share	$ 1.36	$ —	$ —
Basic weighted average shares outstanding	119,801,542	46,097,647	47,465,527
Diluted weighted average shares outstanding	123,307,012	48,442,140	47,465,527

The accompanying notes are an integral part of these consolidated financial statements.

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Dollars in thousands)

	Class A Number of Shares	Class A Amount	Class B Number of Shares	Class B Amount	Additional Paid-In Capital	Employee Stock Loan Receivable	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total	Comprehensive Income (Loss)
Balances, December 31, 2000	16,645,944	$ 167	32,910,029	$329	$ 202,984	—	—	$(1,128)	$ 12,204	$ 214,556	
Net loss	—	—	—	—	—	—	—	—	(12,714)	(12,714)	$(12,714)
Conversion of Class B shares to Class A shares	5,964,000	60	(5,964,000)	(60)	—	—	—	—	—	—	
Issuance of Class A common stock	48,997	—	—	—	1,115	—	—	—	—	1,115	
Purchase of stock (employee stock purchase and loan plan)	—	—	—	—	(27,500)	—	—	—	—	(27,500)	
Sale of stock (employee stock purchase and loan plan)	—	—	—	—	27,500	(22,000)	—	—	—	5,500	
Interest on employee stock purchase and loan plan	—	—	—	—	706	(706)	—	—	—	—	
Other comprehensive income:						—				—	
Change in unrealized gain (loss) on available-for-sale investment securities	—	—	—	—	—	—	—	4,354	—	4,354	4,354
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	$ (8,360)
Balances, December 31, 2001	22,658,941	$ 227	26,946,029	$269	$ 204,805	$(22,706)	—	$ 3,226	$ (510)	$ 185,311	
Net Income									53,283	53,283	$ 53,283
Conversion of Class B shares to Class A shares	970,580	9	(970,580)	(9)	—	—	—	—	—		
Issuance of Class A common stock	850,571	9	—	—	5,443	—	—	—	—	5,452	
Interest on employee stock purchase and loan plan	—	—	—	—	1,476	(1,476)	—	—	—	—	
Other Comprehensive Income:											
Change in unrealized gain (loss) on available-for-sale investment securities (net of taxes of $2,766)	—	—	—	—	—	—	—	1,119	—	1,119	1,119
Comprehensive income	—									—	$ 54,402
Balances, December 31, 2002	24,480,092	$ 245	25,975,449	$260	$ 211,724	$(24,182)	—	$ 4,345	$ 52,773	$ 245,165	
Net Income									201,414	201,414	$201,414
Repurchase of Class A Shares	(976,600)	(10)	—	—	(8,173)	—	—	—	—	(8,183)	
Conversion of Class B shares to Class A shares	103,350	1	(103,350)	(1)	—	—	—	—	—	—	
Issuance of Class A common stock	117,414,478	1,174			1,238,137	—	(2,203)	—	—	1,237,108	
Repayment on employee stock purchase and loan plan receivable	—	—	—	—		17,445	—	—	—	17,445	
Interest on employee stock purchase and loan plan	—	—	—	—	1,540	(1,540)	—	—	—	—	
Other Comprehensive Income:											
Net change in unrealized gain (loss) on available-for-sale investment securities (net of taxes $671)	—	—	—	—	—	—	—	55,045		55,045	55,045
Net change in unrealized gain (loss) on cash flow hedges	—	—	—	—	—	—	—	1,115	—	1,115	1,115
Comprehensive income	—		—	—	—	—	—	—	—	—	$257,574
Dividends	—	—	—	—	—	—	—	—	(194,770)	(194,770)	
Balances, December 31, 2003	141,021,320	$1,410	25,872,099	$259	$1,443,228	$ (8,277)	$(2,203)	$60,505	$ 59,417	$1,554,339	

The accompanying notes are an integral part of these consolidated financial statements.

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 201,414	$ 53,283	$(12,714)
Non-cash items included in earnings—			
Incentive allocations and fees and net investment (income) loss from long-term investments	(58,923)	(19,861)	35,599
Premium amortization on mortgage-backed securities	82,189	—	—
Interest rate swap basis adjustment	(9,679)	—	—
Depreciation, amortization and software impairment	4,655	4,234	8,711
Extraordinary gain	—	(1,413)	(1,148)
Income tax provision-deferred	7,508	2,173	(1,760)
Other	153	542	439
Changes in operating assets:			
Receivables-			
Investment banking	(6,373)	1,739	1,232
Asset management fees	7,898	(9,890)	(1,798)
Affiliates	3,239	(4,908)	(360)
Other	(12,460)	2,596	3,239
Due from clearing broker	(46,794)	1,475	(32,781)
Marketable and trading securities	3,366	7,408	2,741
Prepaid expenses and other assets	(18,738)	(2,352)	1,034
Changes in operating liabilities:			
Trading account securities sold but not yet purchased	(10,407)	6,555	12,447
Accounts payable and accrued expenses	19,910	(4,940)	6,867
Accrued compensation and benefits	57,443	13,480	4,926
Net cash provided by operating activities	224,401	50,121	26,674
Cash flows from investing activities:			
FBR Asset cash acquired	11,258	—	—
Purchases of mortgage-backed securities	(13,289,636)	—	—
Proceeds from sales of mortgage-backed securities	4,079,283	—	—
Receipt of principal payments on mortgage-backed securities	3,230,864	4,731	3,533
Purchases of long-term investments	(95,659)	(90,408)	(23,077)
Proceeds from sales of long-term investments	56,426	42,768	13,795
Bank loans, net of allowances	15,052	(2,593)	(10,811)
Purchases of fixed assets	(6,044)	(2,873)	(2,638)
Proceeds from disposals of fixed assets	5,114	—	—
MMA/Rushmore acquisition, net of cash acquired	—	—	(7,760)
Net cash used in investing activities	(5,993,342)	(48,375)	(26,958)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	50,000	—	—
Repayments of long-term debt	(1,940)	(970)	—
Proceeds from repurchase agreements, net	1,046,578	—	—
Proceeds from commercial paper, net	4,397,993	—	—
Repayments of short-term borrowings	(9,618)	(15,577)	(776)
Proceeds from short-term borrowings	—	21,352	20,195
Net (decrease) increase in bank deposits	(51,215)	31,758	(4,341)
Dividends paid	(138,026)	—	—
Repurchase of Class A common stock	(8,183)	—	—
Proceeds from issuance of common stock	470,128	5,452	1,115
Purchase of stock (employee stock purchase and loan plan)	—	—	(27,500)
Sale of stock (employee stock purchase and loan plan)	15,905	—	5,500
Net cash provided by (used in) financing activities	5,771,622	42,015	(5,807)
Net increase (decrease) in cash and cash equivalents	2,681	43,761	(6,091)
Cash and cash equivalents, beginning of year	90,007	46,246	52,337
Cash and cash equivalents, end of year	$ 92,688	$ 90,007	$ 46,246
Supplemental Cash Flow Information:			
Cash payments for interest	$ 62,806	$ 2,073	$ 1,083
Cash payments for taxes	$ 28,271	$ 2,300	$ 140

Note: See Note 2 for supplemental cash flow information, Non-cash Transactions.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Nature of Operations:

Organization

On March 31, 2003, Friedman, Billings, Ramsey Group, Inc., a Virginia Corporation (the Company or FBR Group) merged with FBR Asset Investment Corporation (FBR Asset) with and into a newly formed subsidiary of FBR Asset, with the subsidiary surviving as the resulting corporation resulting from the merger. The merger was accounted for as a purchase of FBR Asset by FBR Group using the purchase method of accounting (see Note 3). Upon completion of the merger, the parent company, FBR Group, elected Real Estate Investment Trust (REIT) status for U.S. federal income tax purposes. The Company conducts its mortgage-backed securities (MBS) and merchant banking investment business at the parent company REIT level. Also upon completion of the merger, the Company created FBR TRS Holdings, Inc. (FBR TRS Holdings), a taxable REIT subsidiary holding company, under which the Company conducts its investment banking, institutional brokerage and asset management business in taxable REIT subsidiaries.

FBR TRS Holdings, a Virginia corporation, is a holding company of which the principal operating subsidiaries are Friedman, Billings, Ramsey & Co., Inc. (FBR & Co.), FBR Investment Services, Inc. (FBRIS), Friedman, Billings, Ramsey International, Ltd. (FBRIL), FBR Investment Management, Inc. (FBRIM), FBR Fund Advisers, Inc. (FBRFA), Pegasus Capital Corporation (Pegasus), Money Management Advisors, Inc. (MMA) and FBR National Trust Company (FBR Bank).

FBR & Co., FBRIS and Pegasus are registered broker-dealers and members of the National Association of Securities Dealers, Inc. They act as introducing brokers and forward all transactions to clearing brokers on a fully disclosed basis. FBR & Co., FBRIS and Pegasus do not hold funds or securities for, nor owe funds or securities to, customers. During the periods presented, FBR & Co.'s underwriting and corporate finance activities were concentrated primarily on financial services, real estate, energy and technology, companies.

FBRIM is a registered investment adviser that manages and acts as general partner of proprietary investment limited partnerships. FBRIM also manages separate investment accounts. FBRFA is a registered investment adviser that manages The FBR Family of Funds. FBR Bank offers mutual fund servicing and trust services including custody, transfer agency, shareholder servicing, and mutual fund accounting.

Nature of Operations

The Company's principal business activities, including investing as principal in MBS and merchant banking opportunities, capital raising, securities sales and trading, merger and acquisition and advisory services, proprietary investments, and venture capital and other asset management services, are all linked to the capital markets.

The Company invests in MBS guaranteed as to principal and interest by Fannie Mae, Freddie Mac or Ginnie Mae. These real estate-related investments, together with the Company's other real estate-related assets represent qualifying REIT assets under the U.S. federal tax code. The portfolio of residential mortgage-backed assets is managed to provide a high risk-adjusted return on capital. We principally invest in adjustable-rate MBS of varying initial fixed periods in order to maintain a low effective duration. We finance these investments primarily by entering into repurchase agreements with broker dealers and through Georgetown Funding, LLC, an asset-backed commercial paper program that we administer. The Company also invests in merchant banking opportunities, including equity securities, mezzanine debt and senior loans.

The Company constantly evaluates the rates of return that can be achieved in each investment category in which we participate. As a result of the significant decrease in short term rates interest rates over the past two years and the resulting shape of the yield curve, MBS investments have provided higher relative rates of return than most other investment opportunities we have evaluated. Consequently, since the merger the Company has maintained a high allocation of assets and capital in this sector. The Company intends to continue to evaluate investment opportunities against the returns available in each of our investment alternatives and endeavor to allocate assets and capital with an emphasis toward the highest risk-adjusted return available. This strategy will cause the Company to have different allocations of capital in different environments.

In addition, the Company's investment banking and institutional brokerage business activities are primarily focused on small and mid-cap stocks in the financial services, real estate, technology, energy, healthcare and diversified industries sectors. By their nature, the Company's business activities are conducted in markets which are highly competitive and are not only subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity but to the conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking, incentive allocations or fees from asset management, and principal investment activities, are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net income and revenues in any particular period may vary significantly from period to period and year to year.

The financial services industry continues to be affected by a competitive environment. In order to compete in this increasingly competitive environment, the Company continually evaluates its businesses across varying market conditions for profitability and alignment with long-term strategic objectives, including the diversification of revenue sources. The Company believes that it is important to diversify and strengthen its revenue base by increasing the segments of its business that offer a recurring and more predictable source of revenue.

Concentration of Risk

A substantial portion of the Company's investment banking revenues in a year may be derived from a small number of transactions or issues or may be concentrated in a particular industry. For the year ended December 31, 2003, investment banking and interest income on MBS accounted for 49.8% and 30.1%, respectively, of the Company's net revenues.

Note 2. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. See also *Securities and Principal Investments* below for a discussion of the investments in entities for which the Company uses the equity and cost methods of accounting. Certain amounts in the consolidated financial statements and notes for prior periods have been reclassified to conform to the current period presentation.

Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts and highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. As of December 31, 2003 and 2002, respectively, approximately 75% and 65% of the Company's cash equivalents were invested in money market funds that invest primarily in U.S. Treasuries and other government securities, backed by the U.S. government.

Supplemental Cash Flow Information—Non-cash Transactions

The Company's merger with FBR Asset was a non-cash transaction in which the Company issued 85,973,312 shares of its Class A common stock valued at $766,022 (see Note 3). There were no other significant non-cash investing and financing activities during the respective years, other than the receipt of shares and warrants in connection with certain capital raising activities. In 2003 and 2002 securities received in exchange for services provided were $3,251 and $4,000, respectively. There were no such amounts recorded in 2001.

Securities and Principal Investments

Mortgage-backed security transactions are recorded on the date the securities are purchased or sold. Any amounts payable or receivable for unsettled trades are recorded as "due to or due from broker" in the Company's balance sheets.

Long-term marketable securities and MBS held in non-broker-dealer entities are classified as available-for-sale investments and pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are carried at fair value with resulting unrealized gains and losses reflected in accumulated other comprehensive income (loss) in the balance sheets.

Investments in proprietary investment partnerships including hedge, private equity and venture funds, in which FBR is the general partner or has a significant limited partner interest, and for the period prior to the merger in 2003 as well as 2002 and 2001 FBR Asset, are accounted for under the equity method and the Company's proportionate share of income or loss (income allocation) is reflected in net investment income in the statements of operations. Investments in investment partnerships, in which FBR is not the general partner or does not have a significant limited partner interest and, therefore, does not exercise significant influence, are accounted for under the cost method. Under the cost method, the Company records income only when distributed by the partnership.

Securities owned by the Company's broker-dealer subsidiaries and securities sold but not yet purchased are recorded on a trade-date basis and carried at fair value. The resulting realized and unrealized gains and losses are reflected in principal transactions in the statements of operations.

Realized gains and losses on sales of non-mortgage-backed securities are determined using the specific identification method. Realized gains and losses on mortgage-backed securities transactions are determined based on average cost. Declines in the value of available-for-sale investments that are other than temporary are recognized in the statements of operations. During 2003, 2002 and 2001, respectively, the Company recorded $0, $(896), and $(1,945) of other than temporary losses in the statements of operations relating to marketable securities. These losses are reflected in the investment income (loss).

Substantially all financial instruments used in the Company's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. The fair value of the Company's mortgage-backed securities are based on market prices provided by certain independent dealers who make markets in these financial instruments. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market transaction. To the extent that prices are not readily available, fair value is based on internal valuation models and estimates made by management.

In connection with certain capital raising transactions, the Company has received and holds warrants for the stock of the issuing companies, which are generally exercisable at the respective offering price of the transaction. Similarly, the Company may receive and hold shares of the issuing companies. For restricted warrants and shares including private company warrants and shares the Company carries the securities at fair value based on internal valuation models and estimates made by management. Due to the restrictions on the warrants and the underlying securities, and the subjectivity of these valuations, these warrants may have nominal values. The Company values warrants to purchase publicly traded stocks, where the restriction periods have lapsed, using an undiscounted Black-Scholes valuation model. For the years ended December 31, 2003, 2002 and 2001, the Company recognized investment gains of $17,208, $7,769 and $5,500, respectively relating to these shares and warrants.

Fair Value of Financial Instruments

At December 31, 2003 and 2002, the Company's financial instruments that are carried at fair value include, cash and cash equivalents, investments (excluding FBR Asset in 2002), receivable from clearing broker, trading account securities sold but not yet purchased and interest rate swaps. The Company's financial instruments that are carried at amounts which approximate fair value include, bank loans prior to sale in 2003 (see Note 8), bank deposits prior to sale in 2003 (see Note 8), repurchase agreement borrowings, commercial paper borrowings, short-term loans payable and long-term debt. In 2002, the Company's investment in FBR Asset was accounted for under the equity method of accounting. The fair value amounts for financial instruments are disclosed in each respective footnote.

Intangible Assets

The Company accounts for its intangible assets consisting of goodwill recorded as a result of the merger with FBR Asset (see Note 3), and acquired mutual fund management contracts (see Note 8) in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, the goodwill recorded as a result of the merger with FBR Asset is not amortized but is tested at least annually for impairment. The values of acquired management contracts are amortized in proportion to their expected economic benefit of 15 years and tested for impairment by comparing expected future gross cash flows to the asset's carrying amount. If the expected gross cash flows are less than the carrying amount, the asset is impaired and is written-down to its fair value. During the year ended December 31, 2003, the Company recorded an impairment charge of $225 relating to the acquired management contracts. There were no similar impairment charges during 2002 and 2001.

Building, Furniture, Equipment, Software and Leasehold Improvements

Building, furniture, equipment and software are depreciated using the straight-line method over their estimated useful lives of three to forty years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term. Amortization of purchased software is recorded over the estimated useful life of three years. The Company had capitalized certain software development costs associated with its launch of fbr.com. During 2001, the Company wrote-off $2,700 which represented all of the unamortized fbr.com software costs as a result of determining such capitalized costs were impaired.

Investment Banking Revenues

Underwriting revenues represent fees earned from public offerings of securities in which the Company acts as underwriter. These revenues are comprised of selling concessions, underwriting fees, and management fees.

Corporate finance revenues represent fees earned from private placement offerings, mergers and acquisitions, mutual conversions, financial restructuring and other advisory services provided to clients. Underwriting revenues are recorded as revenue at the time the underwriting is completed. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay. Certain fees received in advance of services rendered are recognized as revenue over the service period.

Institutional Brokerage Revenues

Agency commissions consist of commissions earned from executing stock exchange-listed securities and other transactions as an agent and principal transactions consist of sales credits and trading gains or losses. Revenues generated from securities transactions and related commission income and expenses are recorded on a trade date basis.

Asset Management Revenues

The Company records three types of asset management revenue:

(1) Certain of the Company's subsidiaries act as investment advisers and receive management fees for the management of proprietary investment partnerships, mutual funds, and for the period prior to the merger in 2003 as well as 2002 and 2001 FBR Asset, based upon the amount of capital committed or assets under management. This revenue is recognized over the period in which services are performed and is recorded in base management fees in the Company's statements of operations.

(2) The Company also receives incentive income based upon the operating results of the partnerships, and for the period prior to the merger in 2003 as well as 2002 and 2001 FBR Asset. Incentive income represents a share of the gains in the investment, and is recorded in incentive allocations and fees in the statements of operations. The Company recognizes incentive income from the partnerships based on what would be due to the Company if the partnership terminated on the balance sheet date. Incentive allocations may be based on unrealized gains and losses, and could vary significantly based on the ultimate realization of the gains or losses. We may therefore reverse previously recorded incentive allocation in future periods. As of December 31, 2003, $2,888 was potentially subject to reversal.

(3) The Company also records allocations, under the equity method of accounting, for its proportionate share of the earnings or losses of the partnerships, and for the period prior to the merger in 2003 as well as 2002 and 2001 FBR Asset. Income or loss allocations are recorded in net investment income (loss) and technology sector investment and incentive income (loss) in the Company's statements of operations. The partnerships record their investments at fair value with changes in fair value reported in the partnerships' earnings at each reporting date. Accordingly, partners' capital accounts at each reporting date include all applicable allocations of partnership realized and unrealized gains and losses.

Interest Income on MBS

Interest income from investments in mortgage-backed securities is recognized using the effective interest method, using the expected yield over the life of the investment. Income includes contractual interest accrued and the amortization or accretion of any premium or discount recorded upon purchase. Changes in anticipated yields result primarily from changes in actual and projected cash flows and estimated prepayments. Changes in the yield that result from changes in the anticipated cash flows and prepayments are recognized over the remaining life of the investment with recognition of a cumulative catch-up at the date of change from the date of original investment.

Compensation

A significant component of compensation expense relates to incentive bonuses. Incentive bonuses are accrued based on the contribution of key business units using certain pre-defined formulas. The Company's compensation accruals are reviewed and evaluated on a quarterly basis.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Pursuant to SFAS 123, the Company continues to apply the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recorded for the difference, if any, between the fair market value of the common stock on the date of grant and the exercise price of the option. For the years ended December 31, 2002 and 2001, the exercise prices of all options granted equaled the market prices on the dates of grant, therefore there was no compensation expense recorded in these years related to option grants. In 2003, compensation expense related to options granted with exercise prices less than market prices on the date of grant was $34. The following presents pro forma net income and earnings per share information assuming the Company had determined compensation cost for options based on their fair values at their respective grant dates. All outstanding options at March 30, 2003 vested as a result of the merger with FBR Asset.

	2003	2002	2001
Net income (loss) before extraordinary gain	$201,414	$52,406	$(13,862)
Stock based employee compensation	2,859	8,513	16,344
Pro forma net income (loss) before extraordinary gain	$198,555	$43,893	$(30,206)
Basic earnings (loss) per share before extraordinary gain—as reported	$ 1.68	$ 1.14	$ (0.29)
Basic earnings (loss) per share before extraordinary gain—pro forma	$ 1.66	$ 0.95	$ (0.64)
Diluted earnings (loss) per share before extraordinary gain—as reported	$ 1.63	$ 1.08	$ (0.29)
Diluted earnings (loss) per share before extraordinary gain—pro forma	$ 1.61	$ 0.91	$ (0.64)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for options granted during 2003, 2002, and 2001, respectively: dividend yield of 13.10%, 0%, and 0%, expected volatility of 60%, 68%, and 73%, risk-free interest rate of 3.0%, 4.3%, and 4.9%, and an expected life of five years for all grants. The weighted average fair value of options granted during 2003, 2002 and 2001 was $3.23, $4.42, and $3.90, respectively, per share. See Note 14 for detail total stock options outstanding.

Income Taxes

The parent company, FBR Group, has elected to be taxed as a REIT under the Internal Revenue Code. To qualify for tax treatment as a REIT, the parent company must meet certain income and asset tests and distribution requirements. The parent company generally will not be subject to federal income tax at the parent level to the extent that it distributes its taxable income to its shareholders and complies with certain other requirements.

Income generated by the Company's taxable REIT subsidiaries will generally be taxed at normal corporate income tax rates. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities at the Company's taxable REIT subsidiaries, using enacted tax rates.

The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on management's evaluation, it is more likely than not that they will not be realized.

Other Comprehensive Income (Loss)

Comprehensive income includes net income as currently reported by the Company on the consolidated statements of operations adjusted for other comprehensive income. Other comprehensive income for the Company represents (1) changes in unrealized gains and losses related to the Company's mortgage-backed and equity securities accounted for as available-for-sale with changes in fair value recorded through shareholders' equity and (2) changes in unrealized gains and losses related to cash flow hedges with changes in fair value recorded through shareholders' equity to the extent the hedges are effective.

Earnings (Loss) Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the impact of dilutive securities such as stock options. The following table presents the computations of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding:						
Common stock (in thousands)	119,802	119,802	46,098	46,098	47,466	47,466
Stock options (in thousands)	—	3,505	—	2,344	—	—
Weighted average common and common equivalent shares outstanding	119,802	123,307	46,098	48,442	47,466	47,466
Net earnings (loss) before extraordinary gain applicable to common stock	$201,414	$201,414	$52,406	$52,406	$(13,862)	$(13,862)
Earnings (loss) before extraordinary gain per common share	$ 1.68	$ 1.63	$ 1.14	$ 1.08	$ (0.29)	$ (0.29)
Net earnings (loss) applicable to common stock	$201,414	$201,414	$53,283	$53,283	$(12,714)	$(12,714)
Earnings (loss) per common share	$ 1.68	$ 1.63	$ 1.16	$ 1.10	$ (0.27)	$ (0.27)

As of December 31, 2003 and 2002, respectively, 4,731,340 and 11,668,338 options to purchase shares of common stock were outstanding (both including 1,290,198 and 4,000,000 shares, respectively, associated with the Employee Stock Purchase and Loan Plan that are treated as options). Not considering the shares related to the Employee Stock Purchase and Loan Plan, as of December 31, 2003 and 2002, respectively, 3,381,142 and 6,118,883 of the total outstanding options were exercisable. For the years ended December 31, 2003, 2002 and 2001, 0, 2,535,400 and 7,981,345 of outstanding options were anti-dilutive, respectively. See Note 14 for detail of total stock options outstanding.

Restructuring Charge

During 2001, the Company adopted a restructuring plan in response to the downturn in the economy. In connection with the restructuring, 67 employees were terminated or left and were not replaced. These employees primarily were from the technology sector and administrative groups. As a result of the restructuring plan, in 2001 the Company recorded a restructuring charge of $2,410. The following is a summary of the costs comprising the total charge:

Employee severance and other termination costs	$1,365
Non-cancelable lease and other facility costs	947
Other	98
Total	$2,410

As of December 31, 2002, substantially all of this restructuring charge had been paid. There were no additional restructuring charges incurred during 2003 and 2002 under this plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 2 contains the Company's significant accounting policies. The Company believes its most critical policies that are both very important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments or estimates include 1) valuation of private and restricted public company investments, 2) recognition of incentive allocation revenue, 3) the effective interest rate method the Company uses to recognize interest income on mortgage-backed securities, 4) accounting for taxes, including REIT compliance related matters, and 5) impairment assessments we apply to our long term investments in marketable equity securities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for the Company on January 1, 2003. SFAS 145 requires classification of gains and losses recognized from the extinguishment of debt to be included in continuing operations unless it meets the criteria of an extraordinary item. SFAS 145 also requires that certain lease modifications that have economic affects similar to sale-leaseback transactions be accounted for in the same manner as a sale-leaseback transaction. Adoption of SFAS 145 had no effect on the Company's results of operations, financial position, or liquidity, but may affect the accounting for future transactions.

The FASB has issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) of the FASB has set forth in EITF Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS 146 did not have a material effect on the Company's 2003 results of operations and financial position.

The FASB has issued SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS 148 amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS 148. The Company currently accounts for stock-based employee compensation in accordance with APB 25 and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS 148 are not applicable to the Company at this time.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Adoption of SFAS 149 did not have a material effect on the Company's results of operations and financial position, but may affect the accounting for future transactions.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS 150 are generally effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS 150 did not have a material effect on the Company's results of operations and financial position, but may affect the accounting for future transactions.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," (FIN 45) was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Adoption of FIN 45 did not have a significant effect on the Company's results of operations and financial position.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities — an interpretation of APB No. 51," (FIN 46) was issued in January 2003. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable entity to decide whether to consolidate that entity. The FASB then issued FIN 46(R), "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51," which replaced FIN 46. Application of FIN 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Adoption of the currently effective provisions of FIN 46(R) did not have a material effect on the Company's results of operations and financial position, and the Company does not anticipate that the final adoption of FIN 46(R) will have a significant effect on its results of operations and financial position.

Note 3. FBR Asset Investment Corporation:

Merger With FBR Asset Investment Corporation

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which provides that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Under the purchase method, net assets and results of operations of acquired companies are included in the consolidated financial statements from the date of acquisition. In addition, SFAS 141 provides that the cost of an acquired entity must be allocated to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their estimated fair values at the date of acquisition. The excess of cost over the fair value of the net assets acquired must be recognized as goodwill.

On November 15, 2002, the Company announced that it had entered into a merger agreement with FBR Asset and one of its wholly owned subsidiaries, Forest Merger Corporation (New FBR), created to effect the merger (the merger) of FBR Group and FBR Asset. At separate special meetings of FBR Group and FBR Asset shareholders held on March 28, 2003, shareholders of both companies voted to approve the merger. The merger closed before the opening of business on March 31, 2003. The merger was accounted for as a purchase of FBR Asset by FBR Group using the purchase method of accounting. The consolidated statements of operations and cash flows for the year ended December 31, 2003 include the combined results of the Company and FBR Asset for the period from March 31, 2003 to December 31, 2003. During the period from January 1, 2003 through March 30, 2003, the Company accounted for its investment in FBR Asset using the equity method of accounting. The Company believes that the merger provides significant new growth opportunities and business flexibility while increasing the stability of earnings.

Upon completion of the merger, pursuant to the merger agreement, FBR Asset merged with and into New FBR, and, immediately following that merger, FBR Group merged with and into New FBR, with New FBR continuing as the surviving company to each merger, and subsequently assuming the name Friedman, Billings, Ramsey Group, Inc. At the time of the merger, each outstanding share of FBR Group Class A common stock was converted into the right to receive one share of New FBR Class A common stock, each outstanding share of FBR Group Class B common stock was converted into the right to receive one share of New FBR Class B common stock, and each outstanding share of FBR Asset common stock was converted into the right to receive 3.65 shares of New FBR Class A common stock.

Upon completion of the merger, the parent company, FBR Group elected REIT status for U.S. federal income tax purposes. The Company conducts its mortgage-backed securities and merchant banking investments at the parent company REIT level. Also upon completion of the merger, the Company created FBR TRS Holdings, Inc., a taxable REIT subsidiary holding company, under which the Company conducts its investment banking, institutional brokerage and asset management business in taxable REIT subsidiaries. The taxable REIT subsidiaries are fully subject to corporate income tax. Income from the taxable REIT subsidiaries may be retained by the subsidiaries or distributed to the parent REIT company.

FBR Group's purchase price of $776,862 is calculated using the number of shares of New FBR Class A common stock issued in the merger of 85,973,312 (determined as the number of shares of FBR Asset common stock outstanding immediately prior to completion of the merger multiplied by the exchange ratio of 3.65) and an $8.91 per share average trading price of FBR Group common stock for a period of two days before and after the terms of the merger agreement were agreed to and announced and direct merger costs of $10,840.

A summary of the fair values of the net assets acquired is as follows:

Cash	$ 11,258
Mortgage-backed securities	4,658,407
Equity investments	97,555
Interest receivable	30,207
Other assets	1,535
Repurchase agreements	(4,032,746)
Interest rate swaps	(10,481)
Interest payable	(13,892)
Other liabilities	(3,408)
Adjustment to eliminate FBR Group investment in FBR Asset	(67,786)
Goodwill	106,213
Total purchase price, including acquisition costs	$ 776,862

The total amount of goodwill represents the cost of FBR Asset in excess of the fair value of the net assets acquired and is not deductible for tax purposes. Under SFAS 142, goodwill is not amortized. Instead, the Company is required to test this asset at least annually for impairment. This goodwill is included in the Company's principal investing segment.

The following unaudited pro forma consolidated results are presented as though the merger with FBR Asset had occurred as of January 1, 2002.

	Year Ended December 31,	
	2003	2002
Gross revenues, as reported	$628,525	$268,203
Revenues, net of interest expense, as reported	559,530	266,130
Net earnings before extraordinary gain, as reported	201,414	52,406
Gross revenues, pro forma	$675,769	$407,815
Net revenues, pro forma	585,848	348,083
Net earnings before extraordinary gain, pro forma	227,240	135,616
Earnings per common share:		
Basic before extraordinary gain, as reported	$ 1.68	$ 1.14
Diluted before extraordinary gain, as reported	$ 1.63	$ 1.08
Basic before extraordinary gain, pro forma	$ 1.61	$ 1.21
Diluted before extraordinary gain, pro forma	$ 1.59	$ 1.19

Investment in FBR Asset

As of March 30, 2003, and during the period from January 1, 2003 through March 30, 2003, as well as at December 31, 2002, the Company and its affiliated entities owned 2,844,700 shares or 10.88% percent of the outstanding common stock of FBR Asset.

During the period from January 1, 2003 through March 30, 2003, the Company accounted for its investment in FBR Asset using the equity method of accounting and recorded $2,860 of net investment income in the statements of operations for its proportionate share of FBR Asset's net income during the period.

During the years ended December 31, 2002 and 2001, the Company recorded $20,913 and $4,278, respectively, of net investment income in the statements of operations for its proportionate share of FBR Asset's net income during the periods. In addition, in 2002 and 2001, respectively, the Company exercised 415,805 and 400,000 warrants to purchase FBR Asset common shares. Under the provisions of SFAS 141, if the fair value of net assets acquired is greater than an acquiror's purchase price the difference is recorded as an extraordinary gain. Accordingly, based on the fair value of net assets acquired and the exercise price of the warrants, these transactions resulted in extraordinary gains of $1,413 and $1,148 in 2002 and 2001, respectively.

During 2002 the Company reduced its carrying basis of FBR Asset for declared dividends of $13,027. The Company also recorded, in other comprehensive income, $785 and $3,414 of net unrealized gain on investments, which represented its proportionate share of FBR Asset's net unrealized gains related to available-for-sale securities and unrealized losses on cash flow hedges for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, respectively, net unrealized gain or loss related to FBR Asset and included in the Company's accumulated other comprehensive income was $3,940 and $3,155. The Company's ownership percentage of FBR Asset was approximately 10% as of December 31, 2002. As of December 31, 2002, FBR Asset's market value per share was $33.90, which results in the Company's investment in FBR Asset having a fair value of $88,140.

Prior to its merger with FBR Asset, the Company had a management agreement with FBR Asset under which the Company performed portfolio management services on behalf of FBR Asset. These services included, but were not limited to, making investment purchases and sales, collecting market information, submitting reports pertaining to FBR Asset's assets, interest rates, and general economic conditions, and periodic review and evaluation of the performance of FBR Asset's portfolio of assets.

Under this management agreement the Company received a quarterly "base" management fee equal to the sum of (1) 0.20 percent per annum (adjusted to reflect a quarterly period) of the average book value of the mortgage assets of FBR Asset during each calendar quarter and (2) 0.75 percent per annum (adjusted to reflect a quarterly period) of the average book value of the remainder of FBR Asset's invested assets during each calendar quarter. During the period January 1, 2003 through March 30, 2003, the Company recorded $2,762 in base management fees. During the years ended December 31, 2002 and 2001, the Company recorded $8,638 and $1,842, respectively, in base management fees.

In addition, under the management agreement the Company also was entitled to receive incentive fees based on the performance of FBR Asset during the preceding four quarters, calculated: funds from operations, plus net realized gains or losses from asset sales, less the threshold amount (all computed on a weighted average share outstanding basis), multiplied by 25 percent. The threshold amount was calculated as the weighted average issuance price per share of all shares of FBR Asset, multiplied by a rate equal to the average of the weekly closing rate of the ten-year U.S. Treasury during the previous 52-week period plus five percent per annum. During the period January 1, 2003 through March 30, 2003, the Company recorded $5,617 in incentive fees. During the years ended December 31, 2002 and 2001, the Company recorded $ 13,800 and $1,700, respectively, in incentive fees.

The Company entered into an agreement in August 2001 with FBR Asset and its registered broker-dealer subsidiary, Pegasus, regarding FBR Asset's extension of credit to or investment in entities that are or may be the Company's investment banking clients. During the period January 1, 2003 through March 30, 2003, pursuant to this agreement, the Company paid $353 in fees to FBR Asset in connection with investment banking transactions. During the years ended December 31, 2002 and 2001, pursuant to this agreement, the Company paid $6,400 and $2,900, respectively, in fees to FBR Asset in connection with investment banking transactions.

During 2002 and 2001, the Company earned $10,930 and $4,400 in fees in its capital markets segment in connection with the Company's broker dealer subsidiary underwriting follow on public offerings for FBR Asset.

The following further details FBR Asset's financial position and results of operations along with the Company's equity interest in FBR Asset during 2002 and 2001:

	2002	2001
Total assets	$5,365,624	$1,325,125
Total liabilities	4,613,455	1,121,260
Total equity	752,169	203,865
FBR's share of total equity	74,776	42,460
Total revenue	185,963	39,087
Total expenses	97,316	18,879
Realized gains	28,423	3,330
Net income	117,070	23,538

Note 4. Investments:

Institutional Brokerage Trading Securities

Trading securities owned and trading account securities sold but not yet purchased consisted of securities at fair values for the years indicated:

	December 31,			
	2003		2002	
	Owned	Sold But Not Yet Purchased	Owned	Sold But Not Yet Purchased
Corporate stocks	$3,754	$9,524	$8,145	$19,931
Corporate bonds	1,178	1	153	1
	$4,932	$9,525	$8,298	$19,932

Trading account securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, creates a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the consolidated balance sheets.

Mortgage-Backed Securities and Long-Term Investments

Mortgage-Backed Securities and long-term investments consisted of the following for the years indicated:

	December 31, 2003	December 31, 2002
Principal Investment:		
Mortgage-backed securities	$10,551,570	$ 38,505
Merchant Banking:		
Marketable equity securities	178,550	3,498
Non-public equity securities	83,400	—
Private debt investments	7,500	7,500
Asset Management:		
Equity method investments:		
Proprietary investment partnerships, excluding technology sector	61,300	39,381
Equity method investments — technology sector	6,456	7,268
FBR Asset	—	74,776
Cost method and other investments — technology sector	9,077	7,817
Investment Banking investment securities	26,601	8,657
FBR Bank cost method and other investments	6,118	1,550
Total long-term investments	$ 379,002	$150,447
Total mortgage-backed securities and long-term investments	$10,930,572	$188,952

Available-for-Sale Securities

The Company's available-for-sale securities consist primarily of mortgage-backed securities and equity investments in publicly traded companies. In accordance with SFAS 115, the securities are carried at fair value with resulting unrealized gains and losses reflected as other comprehensive income or loss. The Company's available-for-sale securities as of December 31, 2003 and 2002 were:

	2003			
	Amortized Cost/Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities	$10,590,540	$ 15,535	$(54,505)	$10,551,570
Marketable securities	82,607	96,323	(380)	178,550
	$10,673,147	$111,858	$(54,885)	$10,730,120

	2002			
	Amortized Cost/Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities	$ 38,009	$ 502	$ (6)	$ 38,505
Marketable securities	3,498	—	—	3,498
	$ 41,507	$ 502	$ (6)	$ 42,003

For the years ended December 31, 2003 and 2002, the weighted average coupon rate on the mortgage-backed securities was 4.42% and 4.90%, respectively, and the weighted average effective yield was 3.01% and

4.90%, respectively. The weighted average life of the mortgage-backed securities based on assumptions used to determine fair value was 2.02 years as of December 31, 2003. The mortgage-backed securities portfolio had $206,051 of net premium at December 31, 2003.

As of December 31, 2003, $5,204,252 (fair value excluding principal receivable) of the mortgage-backed securities were pledged as collateral for repurchase agreements and $4,560,321 (fair value excluding principal receivable) of mortgage-backed securities and other assets were pledged as collateral for commercial paper.

During 2003, 2002 and 2001, respectively, the Company recorded gross realized gains of $36,267, $3,476 and $0 and gross realized losses of $(3,991), $(155) and $0 on sales of available-for-sale securities. During 2001, there were no sales of available-for-sale securities. As of December 31, 2003, there were no securities for which the duration of the unrealized loss position was twelve months or more.

Equity Method Investments—Investment Partnerships

The investment partnerships from which the Company earns management, incentive and investment income are non-registered investment companies that record their investments in securities at fair value. Certain investments consist of equity investments in securities of development-stage and early-stage privately and publicly held companies. The disposition of these investments may be restricted due to the lack of a ready market or due to contractual or regulatory restrictions on disposition. In addition, these securities may represent significant portions of the issuer's equity and carry special contractual privileges not available to other security holders. As a result of these factors, precise valuation for the restricted public securities and private company securities is a matter of judgment, and the determination of fair value must be considered only an approximation and may vary significantly from the amounts that could be realized if the investment were sold or from the value that would have been used had a ready market existed for the securities and those differences could be material. The following methodology is employed by the partnerships in valuing their investments:

Nonrestricted public securities that are traded on a national securities exchange (or reported on the NASDAQ National Market) are valued at the last reported sales price on the day of valuation.

Restricted public securities — Securities that have underlying public markets, but whose disposition is restricted, are valued at a discount from the current market value. Discounts are taken for regulatory restrictions and contractual lock-up agreements. If a security has either regulatory restrictions or is contractually locked up, a market blockage discount may be applied as well.

Private securities — The investment is originally recorded and carried at cost, and is subject to the following: the investment may be marked up or down to reflect changes in the fundamentals of the issuer, its industry sector, or the economy in general, since the date of the original investment. Events considered in this valuation include: (1) a subsequent third-party round of financing at a per share price that is higher or lower than the current valuation, (2) an imminent public offering, (3) an imminent sale of the issuer, or (4) if the issuer's performance and potential have significantly deteriorated as of the valuation date.

FBRIM, through various wholly-owned L.L.C.'s, is the general partner or managing member of FBR Technology Venture Partners, L.P. (TVP), FBR Technology Venture Partners II (TVP II, consisting of five separate limited partnerships), FBR Ashton, L.P., FBR Weston, Limited Partnership, FBR Future Financial Fund, L.P., FBR Private Equity Fund, L.P., FBR Arbitrage, L.L.C., FBR Life Sciences Fund, L.P. (formerly FBR Biotech Fund, L.P.), FBR CoMotion Venture Capital I, L.P., FBR Pegasus Fund, L.L.C. and FBR Financial Services Partners, L.P. All of these partnerships were formed for the purpose of investing in public and private securities, therefore, their assets principally consist of investment securities accounted for at fair value. The Company accounts for its investments in these partnerships under the equity method. In addition, as a significant investor in Capital Crossover Partners, ETP/ FBR Genomic Fund, L.P. and Bioscience Ventures II, L.P.

(formerly ETP/ FBR Genomic Fund II, L.P.) and, although we do not manage these partnerships, due to our percentage ownership in these partnerships, we also account for these investments under the equity method. The following table shows the Company's investments and percentage interest on which pro rata profit are based:

	December 31,			
	2003		2002	
Non-Technology Sector				
FBR Ashton, L.P.	$18,273	19%	$ 6,692	16%
Capital Crossover Partners	18,920	13%	12,736	13%
FBR Arbitrage, L.L.C	8,337	12%	11,259	20%
FBR Weston, Limited Partnership	6,975	9%	2,890	9%
FBR Private Equity Fund, L.P.	3,316	26%	1,445	20%
FBR Pegasus Fund, L.L.C	2,846	9%	2,685	11%
FBR Financial Services Partners, L.P.	1,504	6%	634	6%
FBR Future Financial Fund, L.P.	1,129	67%	1,040	63%
Total Non-Technology Sector	61,300		39,381	
Technology Sector				
ETP/ FBR Genomic Fund, L.P.	$ 1,536	6%	$ 1,361	6%
FBR CoMotion Venture Capital I, L.P.	1,416	8%	1,886	8%
FBR Technology Venture Partners II, L.P.	1,307	6%	2,128	6%
FBR Technology Fund	1,129	28%	752	28%
FBR Technology Venture Partners, L.P.	154	3%	653	3%
Bioscience Ventures II (QP), L.P.	530	6%	397	6%
FBR Life Sciences Fund, L.P.	384	3%	91	8%
Total Technology Sector	6,456		7,268	
	$67,756		$46,649	

The following table summarizes certain financial information regarding the Company's equity method investments. See also Note 3 for additional detail regarding FBR Asset.

	December 31,		
	2003	2002	2001
Total assets	$577,207	$5,815,400	$1,826,981
Total liabilities	70,152	4,716,827	1,258,816
Total equity	507,055	1,098,573	568,165
FBR's share of total equity	67,756	120,673	99,663
Total revenue	11,239	194,497	52,551
Total expenses	11,030	110,503	40,698
Realized gains (losses)	15,347	(19,616)	32,603
Unrealized gains (losses)	103,036	(26,332)	(151,704)
Net income (loss)	118,592	38,046	(107,248)
FBR's share of net income-net investment income (loss)	20,838	13,212	2,835
FBR's share of net income-incentive allocations and fees	13,130	13,871	(4,343)

Investment Banking Investment Securities

Investment Banking investment securities include equity securities and warrants to purchase equity securities that were received in connection with investment banking transactions.

Note 5. Building, Furniture, Equipment, Software and Leasehold Improvements:

Building, furniture, equipment, software and leasehold improvements, summarized by major classification, were:

	December 31, 2003	December 31, 2002	Depreciable Lives
Building, furniture and equipment	$ 15,382	$ 15,773	Forty, five and three years, respectively
Software	9,911	6,345	Three years
Leasehold improvements	6,529	5,501	Shorter of useful life or lease term
Land	—	1,550	
	31,822	29,169	
Less-Accumulated depreciation and amortization	(24,853)	(20,013)	
	$ 6,969	$ 9,156	

Note 6. Borrowings:

Repurchase Agreements

During 2003 and 2002, the Company entered into short-term repurchase agreements to finance a portion of its mortgage-backed securities investments. The repurchase agreements are collateralized by certain of the Company's mortgage-backed securities and bear interest at rates that have related closely to LIBOR for a corresponding period. At December 31, 2003 and 2002, the Company had borrowings of $5,095,676 and $16,352, respectively outstanding under repurchase agreements with a weighted average borrowing rates of 1.14% and 2.01%, respectively. At December 31, 2003 the remaining weighted-average term to maturity of repurchase agreement borrowings was 25.6 days. The repurchase agreement borrowings outstanding at December 31, 2002 matured in August 2003. During the years ended December 31, 2003 and 2002, the weighted average borrowing rate was 1.19% and 1.94%, respectively, and the weighted average repurchase agreement balances were $4,200,715 and $15,318, respectively. See also Note 7 for information regarding the effects of interest rate swaps on the Company's borrowing costs.

Commercial Paper

In August 2003, the Company formed Georgetown Funding, LLC (Georgetown Funding) a special purpose Delaware limited liability company organized for the purpose of issuing extendable commercial paper notes in the asset-backed commercial paper market and entering into reverse repurchase agreements with the Company and its affiliates. The Company serves as administrator for Georgetown Funding's commercial paper program. Through its administration agreement, the Company maintains effective control over Georgetown Funding, and consolidates Georgetown Funding for financial reporting purposes. The commercial paper notes issued by Georgetown Funding are rated A1+/P1 by Standard & Poor's and Moody's Investors Service, respectively. The Company's Master Repurchase Agreement with Georgetown Funding enables the Company to finance up to $5,000,000 of mortgage-backed securities.

The Company through Georgetown Funding began issuing commercial paper in September 2003, and as of December 31, 2003, had commercial paper borrowings of $4,397,993 outstanding with a weighted average borrowing rate of 1.18% and a remaining weighted-average term to maturity of 37.3 days. During the period September 2003 (first issuance of commercial paper) to December 31, 2003, the weighted average borrowing rate was 1.17% and the weighted average commercial paper balance was $3,710,952. See also Note 7 for information regarding the effects of interest rate swaps on the Company's borrowing costs.

Short-Term Loans Payable

During 2002, the Company completed a $20,000 working capital line of credit with a commercial bank. The line of credit was secured by employee receivables and was subject to liquidity tests. As of December 31, 2002, $5,000 was outstanding under this line and $15,000 was available to the Company. The outstanding balance at December 31, 2002 was repaid in 2003 and the line of credit expired in June 2003.

As of December 31, 2002, the Company had $4,600 outstanding on margin borrowings with one of its asset management subsidiaries with an interest rate of 1.75 percent. The outstanding balance at December 31, 2002 was repaid in 2003.

As of both December 31, 2003 and 2002, the Company maintained a $40,000 subordinated revolving credit line with an affiliate of FBR & Co.'s clearing broker that expires in August 2004. There were no amounts outstanding under this line as of December 31, 2003 and 2002. The purpose of this line of credit is to make additional funds available to meet regulatory net capital requirements for participation in underwriting public offerings. Any loans outstanding under this line are available in computing net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule.

Long Term Debt

In April 2003, July 2003 and October 2003 the Company through its taxable REIT holding company FBR TRS Holdings, Inc. issued a total of $50,000 of trust preferred long term debt. The trust preferred long term debt accrues and requires payments of interest quarterly at annual rates of (1) three-month LIBOR plus 3.25% ($20,000), but no more than 12% until March 2008, (2) three-month LIBOR plus 3.10% ($20,000), and three-month LIBOR plus 3.00% ($10,000). The trust preferred long term debt is mandatorily redeemable on March 30, 2033, June 30, 2033 and October 31, 2033 respectively, or upon earlier redemption as provided in the indentures. Specifically, subsequent to June 30, 2008, September 30, 2008 and October 31, 2008, respectively the Company may redeem the securities in whole at any time or in part from time to time at a redemption amount equal to the principal amount thereof plus accrued interest.

As of December 31, 2003 and 2002, the Company had outstanding long-term debt of $4,189 and $5,266, respectively associated with the Company's acquisition of MMA/ Rushmore. This note is collateralized by the capital stock of FBR Bank and matures on January 2, 2011. Interest on this note is imputed at 9%.

Note 7. Derivative Financial Instruments and Hedging Activities:

The Company utilizes derivative financial instruments to hedge the interest rate risk associated with its borrowings. At December 31, 2003, the Company was party to seven interest rate swap agreements. One of the interest rate swaps ($50,000 notional) was previously held by FBR Asset and acquired by the Company as a result of the merger. Additionally, the Company entered into two interest rate swaps ($2,000,000 notional) during the second quarter 2003, one interest rate swap ($500,000 notional) during the third quarter 2003 and three interest rate swaps ($1,500,000 notional) during the fourth quarter 2003. The counterparties to the interest rate swap agreements are U.S. financial institutions. Under the interest rate swap agreements, the Company receives a floating rate based on three-month LIBOR and pays a fixed rate, as summarized below.

The notional amount of each agreement is matched against a like amount of current and anticipated borrowings under repurchase agreements or commercial paper to hedge the variability in interest payments associated with the borrowings. The interest rate swap agreements are highly effective hedges and qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," as amended. Accordingly, changes in the fair value of these derivatives are reported in other comprehensive income to the extent the hedge was effective, while changes in value attributable to hedge ineffectiveness are reported in earnings. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which the earnings are affected by the hedged cash flows. The net effect of the Company's interest rate swap agreements, including purchase accounting basis adjustments, on interest expense was to increase expense by $306 for the year ended December 31, 2003. The total amount deferred in accumulated other comprehensive income relating to interest rate swaps is $(2,286) at December 31, 2003, all of which is expected to flow through the Company's statement of operations over the next twelve months. This deferred amount relates to interest rate swaps entered into subsequent to the merger with FBR Asset.

The Company held the following interest rate swaps at December 31, 2003.

Current Notional Amount	Fixed Rate	Three-month LIBOR Rate	Termination Date	Fair Value
$2,000,000	1.31%(1)	1.16%	October 15, 2004	$ (678)
500,000	1.31%	1.16%	October 17, 2004	(139)
500,000	1.59%	1.14%	December 18, 2004	(1,198)
500,000	1.60%	1.14%	December 22, 2004	(1,206)
500,000	1.60%	1.13%	December 30, 2004	(136)
50,000	4.97%	1.16%	July 27, 2004	(2,009)
$4,050,000				$(5,366)

(1) Average of two, one billion dollar notional interest rate swaps

The Company held no interest rate swaps at December 31, 2002.

As of December 31, 2003, the Company had made forward commitments to purchase approximately $810,000 in hybrid ARM securities. These commitments to purchase mortgage-backed securities are designated as cash flow hedges and as of December 31, 2003 were valued at $3,400, which is included in accumulated other comprehensive income. After settlement of the forward purchase, the fair value of the hedge is transferred from accumulated other comprehensive income to earnings over the life of the hedged item.

Note 8. FBR Bank:

MMA/Rushmore Acquisition

On April 1, 2001, the Company completed the acquisition of Money Management Associates, LP (MMA) and Rushmore Trust and Savings, FSB (Rushmore). MMA was a privately held investment adviser with $933,400 in assets under management as of March 31, 2001. Together, MMA and Rushmore were the investment adviser, servicing agent or administrator for more than 20 mutual funds. Upon closing, Rushmore was re-chartered as a national bank and was named FBR Bank & Trust. FBR Bank & Trust offered mutual fund servicing (custody, transfer agency, shareholder servicing and mutual fund accounting) and traditional banking services (lending, deposits, cash management, trust services). Under the terms of the agreement, the Company acquired MMA/ Rushmore for $17,500 in cash at closing and a $9,700 installment note payable over a ten-year period.

The total purchase price of $25,200, including capitalized transaction costs of $1,500 and the present value of the installment note at an imputed rate of 9%, was allocated:

MMA management contracts	$19,700
Bank equity	5,500
	$25,200

The acquisition of MMA/ Rushmore was accounted for using the purchase method of accounting under SFAS No. 141, "Business Combinations," and resulted in the recording of $19,700 of Management Contracts on the balance sheet. These Management Contracts were previously unrecognized intangible assets of MMA. The Management Contracts are being amortized straight-line over 15 years. Accordingly, approximately $1,300 per year will be amortized over the remaining life of this intangible asset. Income related to these management contracts is recognized as earned usually based on invested assets at a stated management fee percentage.

Assets and Liabilities Sold

Upon the condition of the merger with FBR Asset being completed, the Company entered into an undertaking with the Federal Reserve Board (the Board) to convert to an entity that would allow the Company and its subsidiaries to continue to provide trust and custody services, but that would remove the merged company from regulation by the Board as a financial holding company.

Pursuant to this undertaking, subsequent to the completion of the merger, the FBR Bank & Trust entered into an agreement to sell its loans receivable ($12,100) and customer deposits ($55,000) to an unaffiliated bank. In a separate transaction, the FBR Bank & Trust also entered into an agreement to sell its office building ($3,800). Both of these transactions closed in the third quarter of 2003. Additionally, in connection with this restructuring, FBR Bank & Trust incurred a severance charge of approximately $600 in 2003. The net effect of the sale transactions and the severance did not have a material effect on the Company's financial condition or results of operations. Based on the successful completion of the undertakings noted above, as of September 30, 2003, the Company no longer was subject to regulation by the Board as a financial holding company. Further, as of September 30, 2003, FBR Bank and Trust's name was changed to FBR National Trust Company and it was operating as a national trust bank.

Note 9. Income Taxes:

In connection with the Company's merger with FBR Asset effective March 31, 2003, the parent company, FBR Group elected REIT status under the Internal Revenue Code. As a REIT, FBR Group is not subject to Federal income tax on earnings distributed to its shareholders. Most states recognize REIT status as well. Since FBR Group intends to distribute 100% of its REIT taxable income to shareholders, the Company has recognized no income tax expense on its REIT income.

To maintain tax qualification as a REIT, FBR Group must meet certain income and asset tests and distribution requirements. The REIT must distribute to shareholders at least 90% of its (parent company) taxable income. A predominance of the REIT's gross income must come from real estate sources and other portfolio-type income. A significant portion of the REIT's assets must consist of real estate and similar portfolio investments, including mortgage-backed securities. Beginning in 2001, the tax law changed to allow REITs to hold a certain percentage of their assets in taxable REIT subsidiaries. The income generated from the Company's taxable REIT subsidiaries is taxed at normal corporate rates and will generally not be distributed to the Company's shareholders. Failure to maintain REIT qualification would subject FBR Group to Federal and state corporate income taxes at regular corporate rates.

During the year ended December 31, 2003, the Company recorded $44,591 of income tax expense for the period prior to the effective date of the merger with FBR Asset as well as for income generated subsequently that was attributable to taxable REIT subsidiaries. The Company's taxable REIT subsidiaries had book income before income taxes of $116,070 in 2003. The taxable REIT subsidiaries have elected to file a consolidated Federal income tax return.

As of December 31, 2001, the Company had a net operating loss (NOL) carryforward that offset future taxable income. As of that date the Company had provided a full valuation allowance against its NOL and other deferred tax assets based upon its ongoing assessment of realizability. The Company's 2002 operating results exceeded the NOL carryforward and its other deferred tax asset items. Consequently, all of the deferred tax asset valuation allowance was reversed and recorded in the income tax provision during the year ended December 31, 2002. Accordingly, in 2002, the Company provided for income taxes and recorded an income tax provision of $3,035 (net of the reversal of the deferred tax asset valuation allowance) relating to the net income before extraordinary gain. Additionally, the Company recorded an income tax provision of $536 related to an extraordinary gain.

The provision for income taxes consists of the following for the years ended December 31, 2003 and 2002:

	2003	2002
Federal	$37,615	$2,398
State	6,976	637
	$44,591	$3,035
Current	$37,083	$3,628
Deferred	7,508	(593)
	$44,591	$3,035

Deferred tax assets and liabilities consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Tax deferred revenue	$ —	$(4,042)
Unrealized investment gains, recorded in accumulated other comprehensive income (loss)	(671)	(2,766)
Unrealized investment gains/losses recorded in earnings	(6,554)	1,773
Accrued compensation	3,390	1,260
Unrealized investment losses on proprietary investment partnerships	—	127
Other, net	1,361	1,475
Net deferred tax liability	$(2,474)	$(2,173)

The provision (benefit) for income taxes results in effective tax rates that differ from the Federal statutory rates. The reconciliation of the Company's and, for periods subsequent to the merger with FBR Asset, the Company's taxable REIT subsidiaries, income tax attributable to net income (loss) before extraordinary gain computed at Federal statutory rates to income tax expense (benefit) was:

	December 31,		
	2003	2002	2001
Federal income tax at statutory rate	35%	34%	(34)%
State income taxes, net of Federal benefit	4	1	(4)
Nondeductible expenses	1	2	9
Other, net	(1)	3	—
Valuation allowance	(1)	(35)	17
Effective income tax rate	38%	5%	(12)%

Note 10. Regulatory Capital Requirements:

FBR & Co., FBRIS, and Pegasus are registered with the SEC and are members of the National Association of Securities Dealers, Inc. Additionally, FBRIL is registered with the Securities and Futures Authority (SFA) of the United Kingdom. As such, they are subject to the minimum net capital requirements promulgated by the SEC and SFA. As of December 31, 2003 and 2002, FBR & Co. had net capital of $64,535 and $44,600 that was $55,085 and $41,900 in excess of its required net capital of $9,450 and $2,700. As of December 31, 2003 and 2002 FBRIS had net capital of $250 and $191, respectively, Pegasus had net capital of $367 and $4,192 respectively, and FBRIL had net capital of $3,223 and $2,174 respectively. As of December 31, 2003, each of the entities' net capital exceeded their applicable required amounts.

FBR Bank is subject to regulatory capital requirements administered by the Office of the Comptroller of the Currency (OCC). Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by the OCC that, if undertaken, could have a direct material effect on the financial statements of FBR Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FBR Bank's assets, liabilities, and certain off-balance sheet items are calculated under regulatory accounting practices. FBR Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require FBR Bank to maintain minimum amounts and ratios of tangible and core capital (defined in the regulations) to total adjusted assets (as defined), and of total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2003, FBR Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003 and 2002, the most recent notification from the OCC categorized FBR Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, FBR Bank must maintain minimum tangible core and risk-based ratios. There are no conditions or events since that notification that management believes have changed FBR Bank's category.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Credit Risk:

Financial Instruments

The Company invests in adjustable rate agency-backed MBS and equity securities that are primarily traded in United States markets. The Company funds its investments in MBS through repurchase agreement borrowings and commercial paper borrowings. Accordingly, the Company is subject to leverage and interest rate risk. The Company's asset management entities trade and invest in public and non-public securities. As of December 31, 2003 and 2002, except for the cash flow hedging activities that are discussed in Note 7, the Company had not entered into any transactions involving financial instruments that would expose the Company to significant related off-balance-sheet risk.

In addition, the Company has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale.

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities and changes in value of the underlying securities of the investment partnerships in which the

Company invests. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

Positions taken and commitments made by the Company, including those made in connection with venture capital and investment banking activities, have resulted in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments.

Credit Risk

The Company's broker-dealer subsidiaries function as introducing brokers that place and execute customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers.

Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company's equity and debt investments include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

General Partnership and Managing Member Interests

As general partner of investment partnerships (or managing member of limited liability companies), certain of the Company's subsidiaries may be exposed to liabilities that exceed the balance sheet value of the Company's investment in the relevant vehicles. To limit the Company's exposure to such excess liabilities the Company has formed limited liability companies, which are wholly owned by the relevant subsidiary, to hold the respective general partner or managing member interest. The hedge funds and other partnerships that we manage through subsidiaries as a general partner or managing member had $65,372 of liabilities as of December 31, 2003, primarily margin debt, not reflected on our balance sheet.

Note 12. Commitments and Contingencies:

Contractual Obligations

The Company has contractual obligations to make future payments in connection with short and long-term debt and non-cancelable lease agreements and other contractual commitments as well as uncalled capital commitments to various investment partnerships that may be called over the next ten years. The following table sets forth these contractual obligations by fiscal year:

	2004	2005	2006	2007	2008	Thereafter	Total
Repurchase agreement borrowings	$5,095,676	$ —	$ —	$ —	$ —	$ —	$5,095,676
Commercial paper borrowings	4,397,993	—	—	—	—	—	4,397,993
Long-term debt	970	970	970	970	970	49,339	54,189
Minimum rental and other contractual commitments (1)	9,505	8,978	6,082	3,118	1,702	2,960	32,345
Capital commitments (2)	—	—	—	—	—	—	—
Total Contractual Obligations	$9,504,144	$9,948	$7,052	$4,088	$2,672	$52,299	$9,580,203

(1) Equipment and office rent expense for 2003, 2002 and 2001 were $5,156, $5,077 and $4,970, respectively.

(2) The table above excludes $7,154 of uncalled capital commitments to various investment partnerships that may be called over the next ten years. This amount was excluded because the Company cannot currently determine when, if ever, the commitments will be called.

As of December 31, 2003, the Company had made forward commitments to purchase approximately $810,000 in hybrid ARM securities.

Clearing Broker

FBR & Co. clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between FBR & Co. and the clearing broker, the clearing broker has the right to charge FBR & Co. for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge FBR & Co. has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities and during 2003 incurred no significant costs with regard to this right.

Litigation

As of December 31, 2003, the Company was not a defendant or plaintiff in any lawsuits or arbitrations, nor involved in any governmental or self-regulatory organization (SRO) matters that are expected to have a material adverse effect on the Company's financial condition or statements of operations. The Company is a defendant in a small number of civil lawsuits and arbitrations (together, litigation) relating to its various businesses. In addition, the Company is routinely subject to various reviews, examinations and other inquiries by governmental agencies and SROs. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition or results of operations in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters, broker-dealers and investment advisers are exposed to liability under Federal and state securities laws, other

Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers and asset managers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and SROs involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's operating results and financial condition.

Note 13. Executive Officer Compensation:

During 2003 and 2002, certain of the Company's executive officers were eligible for incentive bonuses under the Key Employee Incentive Plan (the Plan). The incentive bonus pool is calculated based on pre-tax and pre-bonus profits as specified in the Plan. During the years ended December 31, 2003 and 2002, the Company recorded $21,507 and $14,213, respectively, of executive officer compensation, and, as of December 31, 2003 and 2002, $11,154 and $4,518, respectively, of this executive officer compensation was accrued.

During 2001, certain of the Company's executive officers were eligible for bonuses under a similar plan. During 2001, under this plan, in accordance with a performance formula that included revenue, net income, return on equity and share price measures, the Company accrued $877 of executive officer compensation all of which was paid during 2002.

Note 14. Shareholders' Equity:

The Company has authorized share capital of 450 million shares of Class A Common Stock, par value $0.01 per share; 100 million shares of Class B Common Stock, par value $0.01 per share; and 25 million shares of undesignated preferred stock. Holders of the Class A and Class B Common Stock are entitled to one vote and three votes per share, respectively, on all matters voted upon by the shareholders. Shares of Class B Common Stock convert to shares of Class A Common Stock at the option of the Company in certain circumstances including (i) upon sale or other transfer, (ii) at the time the holder of such shares of Class B Common Stock ceases to be affiliated with the Company and (iii) upon the sale of such shares in a registered public offering. The Company's Board of Directors has the authority, without further action by the shareholders, to issue preferred stock in one or more series and to fix the terms and rights of the preferred stock. Such actions by the Board of Directors could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of the Company or make removal of management more difficult. At present, the Company has no plans to issue any of the preferred stock.

Equity Offering

In October 2003, the Company completed a follow-on offering of 26,450,000 shares (including over-allotment option) of Class A common stock at a price of $17.00 per share. FBR & Co. was the sole book runner of the offering. The net proceeds from the offering, after deducting underwriting discounts and offering expenses were approximately $430,000. The Company used the net proceeds to invest in mortgage-backed securities, equity securities and for other general corporate purposes.

Dividends

On April 1, 2003, the Company's Board of Directors approved a dividend of $0.34 per common share payable on April 30, 2003 to shareholders of record as of April 15, 2003.

On June 12, 2003, the Company's Board of Directors approved a dividend of $0.34 per common share payable on July 31, 2003 to shareholders of record on July 1, 2003.

On September 10, 2003, the Company's Board of Directors approved a dividend of $0.34 per common share payable on October 31, 2003 to shareholders of record on September 30, 2003.

On December 11, 2003, the Company's Board of Directors approved a dividend of $0.34 per common share payable on January 30, 2004 to shareholders of record on December 31, 2003.

Stock and Annual Incentive Plan (the Stock Plan)

Under the Stock Plan, the Company may grant options to purchase stock appreciation rights, performance awards and restricted and unrestricted stock to purchase up to 14,900,000 shares of Class A Common Stock to eligible participants in the Plan. Participants include employees and officers of the Company and its subsidiaries. The Stock Plan has a term of 10 years and options granted may have an exercise period of up to 10 years. Options may be incentive stock options, as defined by Section 422 of the Internal Revenue Code, or nonqualified stock options. Details of stock options granted are as follows:

	Number of Shares	Exercise Prices
Balance as of December 31, 2000	8,055,263	$5.19–$20.00
Granted in 2001	4,567,721	$4.61–$ 7.77
Forfeitures in 2001 upon departure of employees	(1,512,641)	$5.81–$20.00
Exercised in 2001	(3,128,998)	$5.81–$ 6.19
Balance as of December 31, 2001	7,981,345	$4.61–$20.00
Granted in 2002	600,500	$5.19–$11.13
Forfeitures in 2002 upon departure of employees	(313,174)	$5.81–$20.00
Exercised in 2002	(600,333)	$5.45–$ 8.63
Balance as of December 31, 2002	7,668,338	$4.50–$20.00
Granted in 2003	80,000	$8.44–$17.28
Forfeitures in 2003 upon departure of employees	(55,919)	$5.39–$20.00
Exercised in 2003	(4,251,277)	$4.50–$20.00
Balance as of December 31, 2003	3,441,142	$4.50–$20.00

All options outstanding at March 30, 2003 vested as a result of the merger with FBR Asset. Options issued subsequently during 2003 become exercisable ratably over three years and have a term of three years. As of December 31, 2003, 3,381,142 of the total options outstanding were exercisable. As of December 31, 2003 and 2002, respectively, the weighted average exercise price was $11.05 and $10.47 and the remaining weighted average contractual lives of options outstanding were 5.0 years and 5.4 years, respectively.

Director Stock Compensation Plan

Under the Director Stock Compensation Plan (the Director Plan), the Company may grant options, stock or restricted stock units (RSUs) in lieu of or in addition to annual director fees up to 200,000 shares of Class A Common Stock to all non-employee directors as a group. Prior to the merger, the Company had awarded stock options to directors, all of which vested upon the merger. Following the merger, the Board determined to make awards of RSUs instead of options, and approved annual awards of RSUs equal in value to $50,000 to each director to be made in conjunction with the annual shareholders meeting. In addition, each of the Chairmen of the Board's Committees receives one half of his quarterly fees for service as Chairmen in RSUs. These RSUs vest the day before the next annual meeting of shareholders, and are convertible to Class A Common Stock one year following completion of the director's service on the Board. All options, stock and RSUs awarded under the Director Plan are nontransferable other than by will or the laws of descent and distribution. During 2003, 2002 and 2001, the Company granted 25,665 RSUs and 19,000 and 9,000 options, respectively, under the Director Plan.

Employee Stock Purchase Plan

Employees began participating in the 1997 Employee Stock Purchase Plan (the Purchase Plan) on September 1, 1998. Under this Purchase Plan, one million shares of Class A Common Stock were reserved for issuance. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 95% of the lower of the market value of the common stock on the first day of the offering period or the last day of the offering period. The Purchase Plan does not result in compensation expense. During 2003, 248,170 shares were issued under the Purchase Plan for $2,369. During 2002, 241,574 shares were issued under the Purchase Plan for $1,763.

Employee Stock Purchase and Loan Plan

On June 26, 2001 and August 10, 2001, the Company repurchased 4,228,000 and 772,000 shares, respectively, of Class B common stock from an executive officer of the Company for $5.50 per share. The shares were converted to Class A common stock and sold to other Company employees at the same price. Upon settlement of the repurchase and sales transactions on July 5, 2001 and August 15, 2001, respectively, the Company received 20% ($1.10 per share) of the purchase price in cash from the employees, and received five-year, limited recourse promissory notes from the employees with interest accruing at 6.5% accreting to principal for the remaining purchase price. The notes were collateralized by all of the stock purchased under the plan.

For accounting purposes, the portion of the employee share purchase financed by the Company (80%) is considered a stock option, and deducted from shareholders' equity. These shares are deducted from shares outstanding in computing book value and basic earnings per share. During the fourth quarter of 2003, $15,905 of the related employee loans were sold to third party lending institutions. Accordingly, as of December 31, 2003 and 2002, $8,277 and $22,706 financed (including accrued interest) by the Company, respectively and the 1,290,198 and 4,000,000 common shares, respectively related to the financing, are reflected as a receivable in shareholders' equity. As the employees repay the loans, or the loans are sold, shareholders' equity and shares outstanding will increase. In addition, the interest earned on the employee loans was added to paid-in-capital and excluded from net income. During the year ended December 31, 2003, $4,383 of compensation expense was recorded for dividends paid on the shares purchased with proceeds from the notes, and pledged to the Company as collateral.

Share Repurchases

In April 2003, the Company's Board of Directors authorized a share repurchase program in which the Company may repurchase up to 14 million shares of the Company's Class A common stock from time to time. In accordance with this repurchase program, a portion of the stock acquired may be used for the three stock-based compensation plans described previously. Under a previous, but similar share repurchase program, during the three months ended March 31, 2003, the Company repurchased 976,000 shares of its Class A common stock at a cost of $8,200. There were no other share repurchases during 2003. In July 1998, the Company's Board of Directors approved a plan to repurchase up to 2.5 million shares of the Company's Class A Common Stock from time to time. As of December 31, 2002, the Company had the ability under the 1998 Repurchase Plan to repurchase approximately 1 million shares of the Company's Class A common stock.

Note 15. Segment Information:

The Company considers its capital markets, asset management and principal investing operations to be three separately reportable segments. The capital markets segment includes the Company's investment banking and institutional brokerage operations. Asset management includes the Company's fee based asset management operations as well as certain investments that are incidental to asset management activities. The Company's principal investing segment was initiated subsequent to completing the merger with FBR Asset, and includes the Company's mortgage-backed security investment activities, and substantially all of the Company's equity security investing activities. Accordingly, there is no comparable 2002 financial information for this segment. The accounting policies of these segments are the same as those described in Note 2. The Company has developed systems and methodologies to allocate overhead costs to its business units and, accordingly, presents segment information consistent with internal management reporting. There are no significant revenue transactions between the segments. The Company's revenues from foreign operations totaled $13,951, $9,200, and $7,900 in 2003, 2002 and 2001, respectively. The following tables illustrate the financial information for the Company's segments for the years indicated.

	Capital Markets	Asset Management	Principal Investing	Consolidated Totals
2003				
Total revenues	$354,264	$ 49,322	$ 224,939	$ 628,525
Compensation and benefits	188,772	17,986	19,631	226,389
Total expenses	259,357	35,921	87,242	382,520
Pre-tax income	94,907	13,401	137,697	246,005
Total assets	291,904	34,195	11,007,514	11,333,613
Total net assets	162,065	29,786	1,362,488	1,554,339
2002				
Total revenues	$206,275	$ 61,928	—	$ 268,203
Compensation and benefits	123,857	23,215	—	147,072
Total expenses	170,878	41,884	—	212,762
Pre-tax income before extraordinary gain	35,397	20,044	—	55,441
Extraordinary gain	—	1,413	—	1,413
Pre-tax income after extraordinary gain	35,397	21,457	—	56,854
Total assets	135,067	271,118	—	406,185
Total net assets	71,476	173,689	—	245,165
2001				
Total revenues	$139,851	$ 20,938	—	$ 160,789
Compensation and benefits	96,731	11,381	—	108,112
Total expenses	148,354	28,057	—	176,411
Pre-tax loss before extraordinary gain	(8,503)	(7,119)	—	(15,622)
Extraordinary gain	—	1,148	—	1,148
Pre-tax loss after extraordinary gain	(8,503)	(5,971)	—	(14,474)
Total assets	104,126	187,832	—	291,958
Total net assets	38,349	146,962	—	185,311

Note 16. Quarterly Data (Unaudited):

The following tables set forth selected information for each of the fiscal quarters during the years ended December 31, 2003, 2002 and 2001. The selected quarterly data is derived from unaudited financial statements of the Company and has been prepared on the same basis as the annual, audited financial statements to include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for fair presentation of the results for such periods. Note: The sum of quarterly earnings per share amounts may not equal full year earnings per share amounts due to differing average outstanding shares amounts for the respective periods.

	Total Revenues	Net Income (Loss) Before Income Taxes	Net Income (Loss) Before Extraordinary Items	Net Income (Loss) After Extraordinary Items	Basic Earnings (Loss) Per Share Before Extraordinary Items	Diluted Earnings (Loss) Per Share Before Extraordinary Items	Basic Earnings (Loss) Per Share After Extraordinary Items	Diluted Earnings Per Share After Extraordinary Items
2003								
First Quarter	$ 49,539	$ 8,566	$ 8,566	$ 8,566	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Second Quarter	148,439	64,953	64,953	64,953	0.43	0.43	0.43	0.43
Third Quarter	184,960	71,444	71,444	71,444	0.42	0.41	0.42	0.41
Fourth Quarter	245,587	101,042	101,042	101,042	0.50	0.49	0.50	0.49
Total Year	$628,525	$246,005	$246,005	$246,005	$ 1.68	$ 1.63	$ 1.68	$ 1.63
2002								
First Quarter	$ 54,370	$ 8,889	$ 8,889	$ 10,302	$ 0.19	$ 0.19	$ 0.23	$ 0.22
Second Quarter	73,254	17,779	17,779	17,779	0.39	0.36	0.39	0.36
Third Quarter	81,712	17,992	15,649	15,113	0.34	0.32	0.33	0.31
Fourth Quarter	58,867	10,781	10,089	10,089	0.22	0.21	0.22	0.21
Total Year	$268,203	$ 55,441	$ 52,406	$ 53,283	$ 1.14	$ 1.08	$ 1.16	$ 1.10
2001								
First Quarter	$ 22,453	$ (6,139)	$ (6,139)	$ (6,139)	$(0.12)	$(0.12)	$(0.12)	$(0.12)
Second Quarter	55,152	5,110	5,110	5,110	0.10	0.10	0.10	0.10
Third Quarter	21,783	(22,390)	(22,390)	(22,390)	(0.49)	(0.49)	(0.49)	(0.49)
Fourth Quarter	61,401	7,797	9,557	10,705	0.21	0.21	0.24	0.24
Total Year	$160,789	$ (15,622)	$ (13,862)	$ (12,714)	$(0.29)	$(0.29)	$(0.27)	$(0.27)

MANAGEMENT PERSONNEL

EXECUTIVE OFFICERS

Emanuel J. Friedman
Chairman and Co-Chief Executive Officer

Eric F. Billings
Chairman and Co-Chief Executive Officer

Richard J. Hendrix
President and Chief Operating Officer

J. Rock Tonkel
*President and Head of Investment Banking**

Jonathan L. Billings
*Executive Vice President and Head of Institutional Brokerage**

William J. Ginivan
Chief Legal Officer

Kurt R. Harrington
Chief Financial Officer

Robert S. Smith
Executive Vice President

Robert J. Kiernan
Controller and Chief Accounting Officer

INSTITUTIONAL BROKERAGE

Research*

Martin S. Friedman
Director of Research

Michael E. Hoffman
Deputy Director of Research

Arthur "Ned" E. Armstrong
Managing Director, Diversified Industrials

Steven H. East
Managing Director, Economic and Policy Research

David M. Hilal
Managing Director, Technology, Media & Telecommunications

Laura K. Hunsicker
Managing Director, Community Banks & Thrifts

David M. Khani
Managing Director, Energy

David Loeb
Managing Director, Real Estate

Paul J. Miller
Managing Director, Financial Services

Bijan Maozami
Managing Director, Insurance

David S. Moskowitz
Managing Director, Healthcare

Christopher F. Penny
Managing Director, Technology, Media & Telecommunications

Rehan Rashid
Managing Director, Energy

Merrill Ross
Managing Director, Real Estate

Institutional Sales*

Claire F. Newman
Director of Sales

Philip C. Gardner
Managing Director, Sales, San Francisco

Thomas M. Healy
Senior Vice President, Sales, New York

Dorian A. Prosdocimi
Managing Director, European Sales (Friedman, Billings, Ramsey International, Ltd.)

Gregory L. Rones
Director of High Yield Sales

Institutional Trading*

Timothy H. Burns
Managing Director, Sales Trading

Scott E. Dreyer
Managing Director, Trading

Monte Lehmkuhler
Senior Vice President, Trading

MUTUAL FUNDS

David H. Ellison
President, FBR Fund Advisers; President and Chief Investment Officer, FBR Funds

Winsor H. Aylesworth
Portfolio Manager, Senior Vice President, FBR Fund Advisers

Sothara Chin
President, FBR Investment Services, Inc.

ALTERNATIVE INVESTMENTS & PRIVATE CLIENT GROUP

Robert Feinstein
*Senior Managing Director, Private Client Group**

Webb C. Hayes, IV
Senior Managing Director and Chairman, FBR National Trust Company*

Mario V. Shaffer
Managing Director, Venture Capital, FBR Investment Management, Inc.

Neal J. Wilson
Managing Director, FBR Investment Management, Inc.

INVESTMENT BANKING*

Henry Alfaro
Managing Director, Technology, Media & Telecommunications

Franklin Bay
Managing Director, Energy

Charles R. Crowley
Managing Director, Financial Institutions

N. David Doyle
Managing Director, Real Estate

Philip J. Facchina
Senior Managing Director and Head of Technology, Media & Telecommunications

Henry Fan
Managing Director, Financial Institutions

Robert D. Gaynor
Managing Director, Healthcare

Steven H. Goldberg
Managing Director, Real Estate

James T. Hill
Managing Director, Financial Institutions

George Hutchinson
Managing Director, Energy

Patrick J. Keeley
Senior Managing Director and Head of Energy

Richard Kelly
Managing Director, Financial Institutions

Michael R. McClintock
Managing Director, Financial Institutions

Mindi Harris-McClure
Managing Director, Financial Institutions

Joseph R. Nardini
Managing Director and Co-Head of Diversified Industrials

James C. Neuhauser
Senior Managing Director and Head of Financial Institutions, Insurance and Real Estate

Francis Fuller O'Connor
Managing Director, Real Estate

Thomas Peters
Managing Director, Technology, Media & Telecommunications

James S. Redpath
Managing Director, Healthcare

Kenneth P. Slosser
Managing Director, Financial Institutions

William F. Strome
Managing Director and Head of Diversified Industrials

Peter N. R. van der Meer
Managing Director, Insurance

Michael Warden
Managing Director, Financial Institutions

SYNDICATE*

James R. Kleeblatt
Senior Managing Director, Syndicate

PRINCIPAL INVESTING

Brian J. Bowers
Managing Director, Mortgage-Backed Securities

Edward M. Wheeler
Managing Director, Merchant Banking

ENTERPRISE OPERATIONS

Jerry R. Carlsen
Senior Vice President and Director of Business & Technology Services

Doris H. McGhee
Senior Vice President and Director of Human Resources

Nicholas J. Nichols
Chief Compliance Officer

William K. Stephens
Chief Marketing Officer

* Friedman, Billings, Ramsey & Co., Inc., unless otherwise noted.

BOARD OF DIRECTORS



BACK ROW, LEFT TO RIGHT

John T. Wall *Director*

Wallace L. Timmeny *Director; Chairman, Risk Policy and Compliance Committee*

Russell C. Lindner *Director; Chairman, Nominating & Corporate Governance Committee*

Peter A. Gallagher *Director*

Daniel J. Altobello *Lead Director; Chairman, Compensation Committee*

Stephen D. Harlan *Director; Chairman, Audit Committee*

FRONT ROW, LEFT TO RIGHT

Emanuel J. Friedman *Co-Chairman and Co-Chief Executive Officer*

Eric F. Billings *Co-Chairman and Co-Chief Executive Officer*

W. Russell Ramsey *Director*

OFFICE OF THE CHIEF EXECUTIVE*



BACK ROW, LEFT TO RIGHT

Eric F. Billings, *Co-Chairman and Co-Chief Executive Officer*

Principal Investing (Mortgage-Backed Securities and Merchant Banking), Capital Markets (Institutional Brokerage—Research, Institutional Sales, Institutional Trading and Investment Banking), and Mutual Funds

Emanuel J. Friedman, *Co-Chairman and Co-Chief Executive Officer*

Private Client Group and Alternative Investments

FRONT ROW, LEFT TO RIGHT

J. Rock Tonkel, *President and Head of Investment Banking*

Richard J. Hendrix, *President and Chief Operating Officer*

*As of April, 2004

FBR OFFICES*

Washington Headquarters
1001 Nineteenth Street North
Arlington, Virginia 22209
703.312.9500 Main number
800.846.5050 Toll free
703.312.9501 Fax
703.469.1260 Research Fax
703.312.9595 Sales Fax
703.312.9698 Invest. Banking Fax

Atlanta, Georgia
3340 Peachtree Road, NE,
Suite 1800
Atlanta, Georgia 30326
866.249.4640 Main number
404.848.7754 Fax

Bethesda, Maryland
4922 Fairmont Avenue
Bethesda, Maryland 20814
301.657.1500 Main number
301.657.0394 Fax

Boston, Massachusetts
101 Federal Street,
Suite 2100
Boston, Massachusetts 02110
617.757.2900 Main number
617.757.2930 Sales Fax
617.330.1208 Mutual Funds Fax

Chicago, Illinois
311 South Wacker Drive,
Suite 4550
Chicago, Illinois 60606
312.697.4750 Main number
312.697.4799 Fax

Cleveland, Ohio
3201 Enterprise Parkway,
Suite 320
Cleveland, Ohio 44122
216.593.7000 Main number
216.593.7001 Fax

Denver, Colorado
1200 17th Street,
Suite 550
Denver, Colorado 80202
720.946.6000 Main number
720.946.6002 Fax

Houston, Texas
600 Travis Street,
Suite 6601
Houston, Texas 77002
713.343.1000 Main number
713.343.1034 Fax

Irvine, California
18101 Von Karman Avenue,
Suite 1000
Irvine, California 92612
949.477.3100 Main number
949.477.3101 Fax
949.724.4159 Sales Fax
949.477.3101 Invest. Banking Fax

New York, New York
555 Madison Avenue
New York, New York 10022
212.457.3300 Main number
212.457.3377 Invest. Banking Fax
212.457.3378 Research Fax
212.457.3375 Sales Fax

Portland, Oregon
208 SW First Avenue,
Suite 300
Portland, Oregon 97204
503.221.0200 Main number
503.478.0559 Fax

San Francisco, California
4 Embarcadero Center,
Suite 1950
San Francisco, California 94111
415.248.2900 Main number
415.248.2999 Invest. Banking Fax
415.248.2998 Research Fax
415.248.2997 Sales Fax

Seattle, Washington
111 Third Avenue,
Suite 2400
Seattle, Washington 98101
206.382.9191 Main number
206.342.9077 Fax

EUROPE

London, England
Friedman, Billings, Ramsey
International, Ltd.
9-11 Grosvenor Gardens
London SW1W OBD
ENGLAND
011 44 20 7663 9100 Main number
011 44 20 7663 9101 Fax

Vienna, Austria
Millenium Tower,
23rd floor
Handelskai 94-96
A-1201 Vienna
AUSTRIA
011 43 12 402 7250 Main number
011 43 12 402 7200 fax

* Not all services are available at all locations.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
40 Wall Street, 46th Floor
New York, New York 10005

INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP
Baltimore, Maryland 21201

STOCK LISTINGS

New York Stock Exchange: FBR
Common stock trading range in 2003: $7.85 to $23.75

ANNUAL REPORT ON FORM 10-K

This Annual Report contains much of the financial information that is included in our 2003 annual Report on Form 10-K that has been filed with the U.S. Securities and Exchange Commission. Our Annual Report on Form 10-K includes other information on our business and on the risk factors affecting our business, operating results and financial conditions. Our 2003 Annual Report on Form 10-K is available on our web site, www.fbr.com or at no charge, by sending a written request to Investor Relations, Friedman, Billings, Ramsey Group, Inc., 1001 Nineteenth Street North, Arlington, Virginia 22209, fax 703.469.1081.



FBR

WASHINGTON HEADQUARTERS
1001 NINETEENTH STREET NORTH • ARLINGTON, VIRGINIA 22209 • 800.846.5050